Filed Pursuant to Rule 424(b)3
Registration No. 333-208787

PROSPECTUS

YOUNGEVITY INTERNATIONAL, INC.

33,130,951 Shares of Common Stock

This prospectus relates to the resale by the investors listed in the section titled “Selling Stockholders”, and we refer to the investors as the Selling Stockholders (the “Selling Stockholders”) of up to 33,130,951  shares (the “Shares”) of our common stock, par value $0.001 per share (the “Common Stock”), of which (i) 20,535,714 shares of common stock are issuable upon conversion of convertible secured notes (the “November 2015 Notes”) at a conversion price of $0.35 per share issued in our private placement that was completed in November 2015  (the “November 2015 Offering”); (ii)10,541,666 shares of Common Stock are issuable upon exercise of warrants issued in the November 2015 Offering having an exercise price of $0.45 per share (of which 958,333 were issued to the placement agent); and (iii) 2,053,571 shares of Common Stock are issuable upon exercise of warrants issued to the placement agent in the November 2015 Offering having an exercise price of $0.35 per  share (the warrants issued in the November 2015 Offering are referred to as the “November 2015 Warrants”). We are registering the resale of the Shares as required by the Registration Rights Agreement we entered into with the Selling Stockholders in connection with the November 2015 Offering (the “Registration Rights Agreements”) and the placement agent agreement we entered into with the placement agent.

The Selling Stockholders may offer and sell or otherwise dispose of the Shares described in this prospectus from time to time through public or private transaction at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices. See “Plan of Distribution” for more information.

We will not receive any of the proceeds from the Shares sold by the Selling Stockholders.

Our common stock is traded on the OTCQX Marketplace, operated by the OTC Markets Group, under the symbol “YGYI”. The closing price of our stock on February 5, 2016 was $0.31.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus for more information.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 12, 2016.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. Neither we nor the Selling Stockholders have authorized anyone to provide you with information that is different from such information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Stockholders are offering to sell common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

The distribution of this prospectus and the issuance of the Common Stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the common stock and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, the common stock offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

It is important for you to read and consider all of the information contained in this prospectus in making your investment decision. To understand the offering fully and for a more complete description of the offering you should read this entire document carefully, including particularly the “Risk Factors” section beginning on page 6. You also should read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find Additional Information”.

As used in this prospectus, unless the context requires otherwise, the terms “we”, “us”, “our”, or “the Company” refer to Youngevity International, Inc. and its subsidiaries on a consolidated basis. References to “Selling Stockholders” refer to those stockholders listed herein under “Selling Stockholders” and their successors, assignees and permitted transferees.

ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, about the Company and its subsidiaries. These forward-looking statements are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact, and can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “could”, “should”, “projects”, “plans”, “goal”, “targets”, “potential”, “estimates”, “pro forma”, “seeks”, “intends”, or “anticipates” or the negative thereof or comparable terminology. Forward-looking statements include discussions of strategy, financial projections, guidance and estimates (including their underlying assumptions), statements regarding plans, objectives, expectations or consequences of various transactions, and statements about the future performance, operations, products and services of our Company and our subsidiaries. We caution our stockholders and other readers not to place undue reliance on such statements.

Our businesses and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the risk factors set forth in the section entitled “Risk Factors” beginning on page 6 of this prospectus and, the risk factors set forth in our annual report on Form 10-K for the year ended December 31, 2014, and our quarterly reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015.

All written or oral forward-looking statements attributable to us or any person acting on our behalf made after the date of this prospectus are expressly qualified in their entirety by the risk factors and cautionary statements contained in and incorporated by reference into this prospectus. Unless legally required, we do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not intended to be complete and does not contain all of the information that you should consider before deciding to invest in our securities. We urge you to read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 6. Except where the context requires otherwise, in this prospectus the terms “Company,” “Youngevity,” “we,” “us” and “our” refer to Youngevity International, Inc., a Delaware corporation.

Company Overview

Overview

We operate in two segments: the direct selling segment where products are offered through a global distribution network of preferred customers and distributors and the commercial coffee segment where products are sold directly to businesses. During the year ended December 31, 2014, we derived approximately 87% of our revenue from our direct sales and approximately 13% of our revenue from our commercial coffee sales.  During the nine months end September 30, 2015, we derived approximately 88% of our revenue from direct sales and approximately 12% of our revenue from our commercial coffee sales.

Direct Selling Segment - In the direct selling segment we sell health and wellness, beauty product and skin care, scrap booking and story booking items and packaged food products on a global basis and offer a wide range of products through an international direct selling network. Our direct sales are made through our network, which is a web-based global network of customers and distributors.  Our multiple independent sales force markets a variety of products to an array of customers, through friend-to-friend marketing and social networking. We consider our company to be an e-commerce company whereby personal interaction is provided to customers by our Youngevity(R) Essential Life Sciences independent sales network. Initially, our focus was solely on the sale of products in the health, beauty and home care market through our marketing network; however, we have since expanded our selling efforts to include a variety of other products in other markets. Our direct selling segment offers more than 2,300 products to support a healthy lifestyle including:

●	Nutritional products	●	Gourmet coffee
●	Sports and energy drinks	●	Skincare and cosmetics
●	Health and wellness-related services	●	Weight loss
●	Lifestyle products (spa, bath, garden, and pet related products)	●	Pharmacy discount cards
●	Digital products including Scrap books and Memory books	●	Packaged foods
●	Apparel and fashion accessories

Since 2010, we have expanded our operations through a series of acquisitions of other direct selling companies and their product lines, we have substantially expanded our distributor base by merging the companies that we have acquired under our web-based independent distributor network, as well as providing our distributors with additional new products to add to their product offerings.

On July 1, 2015 we acquired certain assets of Paws Group, LLC, a pet supply company and provider of treats for cats and dogs as well as grooming and bath products. On June 1, 2015, we acquired certain assets of Mialisia & Co., LLC, a jewelry sales company that specializes in interchangeable jewelry.  On March 4, 2015, we acquired certain assets and assumed certain liabilities of JD Premium, LLC, a dietary supplement company and provider of vitamins, minerals and supplements. On February 23, 2015, we acquired certain assets and assumed certain liabilities of Sta-Natural, LLC, a dietary supplement company and provider of vitamins, minerals and supplements for families and their pets. On October 1, 2014, we acquired certain assets and assumed certain liabilities of Restart Your Life, LLC, a dietary supplement company and provider of immune system support products and therapeutic skin lotions. In May 2014, we acquired certain assets and certain liabilities of Beyond Organics, LLC, a vertically integrated organic food and beverage company marketing its organic products through a network of independent sales distributors. In April 2014, we acquired certain assets and certain liabilities of Good Herbs, Inc., a traditional herbal company with pure, unaltered, chemical-free natural herbal supplements marketing its organic products through a network of independent sales distributors.  In November of 2013, we acquired certain assets and certain liabilities of Biometics International, Inc., a developer and distributor of a line of liquid supplements marketed through a network of independent sales distributors. In October 2013, we acquired certain assets and liabilities of GoFoods Global, LLC, a developer and distributor of a complete line of packaged foods including breads and desserts, soups and entrees. In August 2013, we acquired certain assets and certain liabilities of Heritage Markers, LLC, a developer and distributor of a line of digital products including scrap books, memory books and greeting cards marketed through a network of independent sales distributors and the product line is sold through an e-commerce platform. In July 2012, we acquired certain assets of Livinity, Inc., a developer and distributor of nutritional products through a network of distributors. In April 2012, we acquired certain assets of GLIE, LLC, a developer and distributor of nutritional supplements, including vitamins and mineral supplements.  In October 2011, we acquired all of the equity of Financial Destination, Inc. (“FDI”), a seller of financial and health and wellness-related services and FDI became our wholly-owned subsidiary. In August 2011, we acquired the distributor base and product line of Adaptogenix International, a Salt Lake City based direct seller of botanical derived products, including a health line, wellness beverages and energy drinks.  In July 2011, we acquired the distributors and product line of R-Garden, Inc., (“R-Garden”) a Washington State based designer of nutritional supplements, including vitamin, mineral and unique plant enzyme supplements.  In June 2011, we acquired the distributor base and product line of Bellamora, a Tampa, Florida- based marketer of skin care products. In September 2010, we acquired the distributor base and product line of Preferred Price Plus, Inc., a direct seller of health supplement products. In June 2010, we acquired the distributor base and product line of MLM Holdings, Inc., a direct seller of health brand supplements and facial products.

Coffee Segment - We engage in the commercial sale of one of our products, our coffee through our subsidiary CLR Roasters, LLC (“CLR”) and its subsidiary.  We own a traditional coffee roasting business that produces coffee under its own Café La Rica brand, Josie’s Java House Brand and Javalution brands. CLR produces a variety of private labels through major national sales outlets and to major customers including cruise lines and office coffee service operators, as well as through our distributor network.  Our coffee manufacturing division, CLR, was established in 2003 and is a wholly-owned subsidiary. CLR produces and markets a unique line of coffees with health benefits under the JavaFit(R) brand which is sold directly to consumers.

In March 2014, we expanded our coffee segment and started our new green coffee business with CLR’s acquisition of Siles Plantation Family Group, which is now a wholly-owned subsidiary of CLR.  Siles Plantation Family Group acquired in May 2014: (i) La Pita,” a dry-processing facility on approximately 26 acres of land in Matagalpa, Nicaragua; (ii) “El Paraiso,” a coffee plantation located in Matagalpa, Nicaragua consisting of approximately 450 acres of land and thousands of coffee plants; and (iii) we have paid a deposit to purchase “El Paraisito,” an approximate 450 acre plantation located adjacent to El Paraiso. Each plantation is roughly 450 acres and produces 100 percent Arabica coffee beans that are shade grown, Rainforest Alliance Certified(TM) and Fair Trade Certified(TM). The 50,000 square foot drying facility is SQF Level 2 certified, which is a stringent food safety auditing process that verifies the coffee bean processing plant and distribution facility is in compliance with Certified HACCP (Hazard Analysis, Critical Control Points) food safety plans.

The two plantations are located on adjacent plots of land and when coupled with our recently acquired dry-processing facility and existing U.S. based coffee roaster facilities allows CLR to control the coffee production process from field to cup. The dry-processing plant allows CLR to produce and sell green coffee to major coffee suppliers in the United States and around the world. CLR has engaged a husband and wife team to operate the Siles Plantation Family Group by way of an operating agreement. The agreement provides for the sharing of profits and losses generated by the Siles Plantation Family Group after certain conditions are met. CLR has made substantial improvements to the land and facilities in 2014 and has continued improvements through 2015. The 2016 harvest season started in November 2015 and will continue through April of 2016.

Recent Developments

Below is a summary of our significant recent developments that occurred during fiscal 2015:

Private Placements

On November 25, 2015, we closed the final round of the November 2015 Offering pursuant to which we raised cash proceeds of $3,187,500 and converted $4,000,000 of debt from a previous private placement. We issued to three (3) investors three (3) year senior secured Notes in the aggregate principal amount of $7,187,500 convertible into 20,535,714 shares of Common Stock at a conversion price of $0.35 per share and warrants exercisable to purchase an aggregate of 9,583,333 shares of Common Stock from us at a price per share of $0.45. We also issued 3,011,904 warrants to the placement agent and its designees, of which 2,053,571 have an exercise price of $0.35 per share and 958,333 have an exercise price of $0.45 per share.

The November 2015 Notes bear interest at a rate of eight percent (8%) per annum.  We have the right to prepay the November 2015 Notes at any time after the one year anniversary date of the issuance of the November 2015 Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest.  The November 2015 Notes rank senior to all of our debt other than certain debt owed to Wells Fargo Bank, Crestmark Bank, the investors in our prior private placements, a mortgage on property, and any refinancings thereof.  We and CLR, have provided collateral to secure the repayment of the November 2015 Notes and have pledged our assets (which liens are junior to CLR’s line of credit and equipment lease and junior to the rights of note holders in our prior financings but senior to all of their other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors.  Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the November 2015 Notes, subject to the terms of a Guaranty executed by him with the investors.  In addition, Mr. Wallach has agreed not to sell, transfer or pledge the 30 million shares of the Common Stock that are currently pledged as collateral to a previous financing so long as his personal guaranty is in effect.

The November 2015 Warrants contain cashless exercise provisions in the event a registration statement registering the Common Stock underlying the November 2015 Warrants has not been declared effective by the Securities and Exchange Commission by specified dates and customary anti-dilution protection and registration rights.  The November 2015 Warrants issued to investors expire sixty (60) months from the date of issuance and have an exercise price of $0.45 per share. The November 2015 Warrants issued to the placement agent and its designees exercisable for 958,333 shares of Common Stock that expire in sixty months from the date of issuance  have an exercise price of $0.45 per share and 2,053,571 shares of Common Stock that expire in thirty-six (36) months from issuance and have an exercise price of $0.35 per share.

We intend to invest the net offering proceeds in our wholly owned subsidiary, CLR to fund working capital for its Nicaragua plantation and for the purchase of green coffee to accelerate the growth on its green coffee division. For twelve (12) months following the closing of the November 2015 Offering, the investors in the November 2015 Offering have the right to participate in any future equity financings by us  up to their pro rata share of the aggregate maximum offering amount.

In connection with the November 2015 Offering, we also entered into the “Registration Rights Agreement” with the investors in the November 2015 Offering.  The Registration Rights Agreement requires that we file a registration statement (the “Initial Registration Statement”) with the Securities and Exchange Commission within sixty (60) days of the final closing date of the November 2015 Offering (the “Filing Date”) for the resale by the investors of all of the shares Common Stock underlying the November 2015 Notes and the November 2015 Warrants and all shares of Common Stock issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect thereto (the “Registrable Securities”).  The Initial Registration Statement must be declared effective by the Securities Exchange Commission on the later of 180 days of the final closing date of the November 2015 Offering or, if the registration statement receives a full review by the Securities and Exchange Commission, 210 days of the final closing date (the “Effectiveness Date”) subject to certain adjustments.  Upon the occurrence of certain events (each an “Event”), including, but not limited to, that the Initial Registration Statement is not filed prior to the Filing Date or declared effective by the Effectiveness Date, we will be required to pay to the investors liquidated damages of 1.0% of their respective aggregate purchase price upon the date of the Event and then monthly thereafter until the Event is cured.  In no event may the aggregate amount of liquidated damages payable to each of the investors exceed in the aggregate 10% of the aggregate purchase price paid by such investor for the Registrable Securities.

In January 2015, we raised aggregate gross proceeds of $5,250,000 (the “January 2015 Offering”) when we entered into note purchase agreements with three (3) accredited investors pursuant to which we sold 52.5 units, each unit consisting of a one (1) year secured note (the “January 2015 Note”)in the aggregate principal amount of $100,000 and 30,000 shares of Common Stock.  We used the net offering proceeds from the January 2015 Offering for CLR to fund the purchase of Nicaragua green coffee to be sold under the terms of a letter of intent for sourcing and supply. The January 2015 Notes bear interest at a rate of eight percent (8%) per annum.  We have the right to prepay the January 2015 Notes at any time at a rate equal to 100% of the then outstanding principal balance and accrued interest.  The January 2015 Notes rank pari passu to all other notes of ours other than certain outstanding senior debt.  CLR has provided collateral to secure the repayment of the January 2015 Notes and has pledged the Nicaragua green coffee beans acquired with the proceeds, the contract rights under the letter of intent and all proceeds of the foregoing (which lien is junior to CLR’s line of credit and equipment lease but senior to all of its other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors.  Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the January 2015 Notes, subject to the terms of a Guaranty executed by him with the investors.  In addition, Mr. Wallach has agreed not to sell, transfer or pledge 30 million shares of the Common Stock that he owns so long as his personal guaranty is in effect. One holder of a January 2015 Note in the principal amount of $5,000,000 was prepaid on October 26, 2015 through a cash payment from us to the investor of $1,028,493.15 and the remaining $4,000,000 owed was applied to the investor’s purchase of a $4,000,000 November 2015 Note in the November 2015 Offering and a November 2015 Warrant exercisable to purchase 5,333,333 shares of Common Stock. The remaining balance of the January 2015 Notes is $250,000 and is payable in January 2016.

Acquisitions

On July 1, 2015 we acquired certain assets of Paws Group, LLC, a pet supply company and provider of treats for cats and dogs as well as grooming and bath products.

On June 1, 2015, we acquired certain assets of Mialisia & Co., LLC, a jewelry sales company that specializes in interchangeable jewelry.

On March 4, 2015, we acquired certain assets and assumed certain liabilities of JD Premium, LLC, a dietary supplement company and provider of vitamins, minerals and supplements.

On February 23, 2015, we acquired certain assets and assumed certain liabilities of Sta-Natural, LLC, a dietary supplement company and provider of vitamins, minerals and supplements for families and their pets.

Corporate Structure and Information

Our principal offices are located at 2400 Boswell Road, Chula Vista, California 91914, and our telephone number at that office is (619) 934-3980. We maintain an Internet website at www.ygyi.com where the incorporated reports listed above can be accessed (see Investor Relations.) Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus or any supplement to the prospectus.

Our company, founded in 1996, develops and distributes health and nutrition related products through its global independent direct selling network, also known as multi-level marketing, and sells coffee products to commercial customers.  We operate in two business segments, its direct selling segment where products are offered through a global distribution network of preferred customers and distributors and its commercial coffee segment where products are sold directly to businesses.

We operate through the following domestic wholly-owned subsidiaries: AL Global Corporation, which operates our direct selling networks, CLR Roasters, LLC (“CLR”), our commercial coffee business, Financial Destinations, Inc., FDI Management, Inc., and MoneyTrax LLC (collectively referred to as “FDI”), 2400 Boswell LLC, MK Collaborative LLC, Youngevity Global LLC and the wholly-owned foreign subsidiaries Youngevity Australia Pty. Ltd. and Youngevity NZ, Ltd., Siles Plantation Family Group S.A. located in Nicaragua, Youngevity Mexico S.A. de CV, Youngevity Israel, Ltd., Youngevity Russia, LLC, Youngevity Colombia S.A.S and Youngevity International Singapore Pte. Ltd.

THE OFFERING

Issuer	Youngevity International, Inc.

Securities offered
This prospectus covers the sale of up to of up to 33,130,951 shares of Common Stock, of which (i) 20,535,714 shares of Common Stock are issuable upon conversion of the November 2015 Notes at a conversion price of $0.35 per share; (ii) 10,541,666 shares of Common Stock are issuable upon exercise of the November 2015 Warrants having an exercise price of $0.45; and (iii) 2,053,571 shares of Common Stock are issuable upon exercise of the November 2015 Warrants having an exercise price of $0.35.

Total shares of Common stock outstanding (1)	392,616,365 shares

Use of Proceeds	We will not receive proceeds from the sale or other disposition of the shares of our common stock covered by this prospectus. See “Use of Proceeds”.

Risk Factors
You should carefully read and consider the information set forth under “Risk Factors,” together with all of the other information set forth in this prospectus, before deciding to invest in shares of our common stock.

OTCQX symbol	Our common stock is traded on the OTCQX Marketplace, operated by the OTC Markets Group, under the symbol “YGYI”.

(1)
The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of December 18, 2015, including the shares of common stock held by the Selling Stockholders. This number excludes (i) 20,535,714 shares of Common Stock are issuable upon conversion of the November 2015 Notes with a weighted average exercise price of $0.35 per share (ii) 10,541,666 of Common Stock are issuable upon exercise of the November 2015 Warrants with a weighted average exercise price of $0.45 per share; (iii) 2,053,571 of Common Stock are issuable upon exercise of the November 2015 Warrants with a weighted average exercise price of $0.35 per share; (iv) 13,571,429 shares of Common Stock are issuable upon conversion of the notes (the “September 2014 Notes”) issued in our September 2014 offering (the “September 2014 Offering”) with a weighted average exercise price of $0.35 per share; and (v) 21,802,793 shares of Common Stock are issuable upon exercise of the warrants issued in the September 2014 Offering (the “September 2014 Warrants”) with a weighted average exercise price of $0.23 per share; (vi) 12,985,712 shares of common stock issuable upon exercise of various outstanding warrant agreements with a weighted average exercise price of $0.38 per share; and (vii) 14,544,000 shares of common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $0.22, which were issued under our 2012 Equity Incentive Plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk, and you should be able to bear the complete loss of your investment. You should carefully consider the risks described below, the other information in this prospectus and the documents incorporated by reference herein when evaluating our company and our business. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and investors could lose all or a part of the money paid to buy our common stock.

RISKS RELATING TO OUR BUSINESS

Because we have recently acquired several businesses and significantly increased our investment in our green coffee business, it is difficult to predict to what extent we will be able to maintain or improve our current level of revenues and profitability

No assurances can be given as to the amount of future revenue or profits that we may generate. Until recently, our business was comprised primarily of the direct sales of Youngevity(R) health products. In the last four years, we completed 15 business acquisitions of companies in the direct selling line of business, substantially increasing our Youngevity health product lines. It is too early to predict whether consumers will accept, and continue to use on a regular basis, the products we added from these new acquisitions since we have had limited recent operating history as a combined entity. In addition, we have recently acquired a dry-processing plant and a coffee plantation in Nicaragua and are in the process of expanding our product line with the purchase of K-Cup manufacturing capabilities.  It is too early to predict the results of our capital investment in the green coffee business.

Our business is difficult to evaluate because we have recently expanded our product offering and customer base.

We have recently expanded our operations, engaging in the sale of new products through new distributors. There is a risk that we will be unable to successfully integrate the newly acquired businesses with our current management and structure. Although we are based in California, several of the businesses we acquired are based in other places such as Utah and Florida, making the integration of our newly acquired businesses difficult. In addition, our dry-processing plant and coffee plantation is located overseas in the country of Nicaragua. Our estimates of capital, personnel and equipment required for our newly acquired businesses are based on the historical experience of management and businesses they are familiar with. Our management has limited direct experience in operating a business of our current size as well as one that is publicly traded.

Our ability to generate profit will be impacted by payments we are required to make under the terms of our acquisition agreements, the extent of which is uncertain.

Since many of our acquisition agreements are based on future consideration, we could be obligated to make payments that exceed expectations. Many of our acquisition agreements require us to make future payments to the sellers based upon a percentage of sales of products. The carrying value of the contingent acquisition debt, which requires re-measurement each reporting period, is based on our estimates of future sales and therefore is difficult to accurately predict. Profits could be adversely impacted in future periods if adjustment of the carrying value of the contingent acquisition debt is required.

We may have difficulty managing our future growth.

Since we initiated our network marketing sales channel in fiscal 1997, our business has grown significantly. This growth has placed substantial strain on our management, operational, financial and other resources. If we are able to continue to expand our operations, we may experience periods of rapid growth, including increased resource requirements. Any such growth could place increased strain on our management, operational, financial and other resources, and we may need to train, motivate, and manage employees, as well as attract management, sales, finance and accounting, international, technical, and other professionals. Any failure to expand these areas and implement appropriate procedures and controls in an efficient manner and at a pace consistent with our business objectives could have a material adverse effect on our business and results of operations. In addition, the financing for any of future acquisitions could dilute the interests of our stockholders; resulting in an increase in our indebtedness or both. Future acquisitions may entail numerous risks, including:

●	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses and disruption to our direct selling channel;
●	diversion of management's attention from our core business;
●	adverse effects on existing business relationships with suppliers and customers; and
●	risks of entering markets in which we have limited or no prior experience.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, financial condition, and operating results. In addition, there can be no assurance that we will be able to identify suitable acquisition candidates or consummate acquisitions on favorable terms.

The failure to comply with the terms of our outstanding Notes could result in a default under the terms of the notes and, if uncured, it could potentially result in action against the pledged assets of CLR.

We have issued $7,187,500 of convertible notes to investors in the November 2015 Offering that are secured by certain of our assets and those of CLR other than its inventory and accounts receivable.  We have issued $5,250,000 of convertible notes to investors in the January 2015 Offering (of which $250,000 in principal amount remains outstanding) that are secured by the assets of CLR used in its coffee operations in Nicaragua, other than its inventory and accounts receivable. We have also issued an additional $4,750,000 in principal amount of notes in the September 2014 Offering secured by CLR’s pledge of  the Nicaragua green coffee beans acquired with the proceeds, the contract rights under a letter of intent and all proceeds of the foregoing (which lien is junior to CLR’s factoring agreement and equipment lease but senior to all of its other obligations), Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the notes, and has agreed not to sell, transfer or pledge 30 million shares of our common stock that he owns so long as his personal guaranty is in effect. The November 2015 Notes mature in 2018, the January 2015 Notes mature in January 2016 and the September 2014 Notes mature in 2019 and require us, among other things, to maintain the security interest given by CLR for the notes, make quarterly installments of interest, reserve a sufficient number of our shares of common stock for conversion requests and honor any conversion requests made by the investors to convert their notes into shares of our common stock. If we fail to comply with the terms of the notes, the note holders could declare a default under the notes and if the default were to remain uncured, as secured creditors they would have the right to proceed against the collateral secured by the loans. Any action by secured creditors to proceed against CLR assets or our assets would likely have a serious disruptive effect on our coffee and direct selling operations.

Our business is subject to strict government regulations.

The processing, formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the U.S. Department of Agriculture, and the Environmental Protection Agency. These activities are also regulated by various state, local, and international laws and agencies of the states and localities in which our products are sold. Government regulations may prevent or delay the introduction, or require the reformulation, of our products, which could result in lost revenues and increased costs to us. For instance, the FDA regulates, among other things, the composition, safety, labeling, and marketing of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety for any new dietary ingredient that we may wish to market, may determine that a particular dietary supplement or ingredient presents an unacceptable health risk, and may determine that a particular claim or statement of nutritional value that we use to support the marketing of a dietary supplement is an impermissible drug claim, is not substantiated, or is an unauthorized version of a “health claim.”

Any of these actions could prevent us from marketing particular dietary supplement products or making certain claims or statements of nutritional support for them. The FDA could also require us to remove a particular product from the market. Any future recall or removal would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, any of which could be material. Any product recalls or removals could also lead to liability, substantial costs, and reduced growth prospects. With respect to FTC matters, if the FTC has reason to believe the law is being violated (e.g. failure to possess adequate substantiation for product claims), it can initiate an enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, and divestiture of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action against us by the FTC could materially and adversely affect our ability to successfully market our products.

Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. These developments could require reformulation of some products to meet new standards, recalls or discontinuance of some products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of some products, additional or different labeling, additional scientific substantiation, adverse event reporting, or other new requirements. Any of these developments could increase our costs significantly. For example, the Dietary Supplement and Nonprescription Drug Consumer Protection Act (S.3546), which was passed by Congress in December 2006, imposes significant regulatory requirements on dietary supplements including reporting of “serious adverse events” to FDA and recordkeeping requirements. This legislation could raise our costs and negatively impact our business. In June 2007, the FDA adopted final regulations on GMPs in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which apply to the products we manufacture and sell. These regulations require dietary supplements to be prepared, packaged, and held in compliance with certain rules. These regulations could raise our costs and negatively impact our business. Additionally, our third-party suppliers or vendors may not be able to comply with these rules without incurring substantial expenses. If our third-party suppliers or vendors are not able to timely comply with these new rules, we may experience increased cost or delays in obtaining certain raw materials and third-party products. Also, the FDA has announced that it plans to publish guidance governing the notification of new dietary ingredients. Although FDA guidance is not mandatory, it is a strong indication of the FDA’s current views on the topic discussed in the guidance, including its position on enforcement.

Unfavorable publicity could materially hurt our business.

We are highly dependent upon consumers’ perceptions of the safety, quality, and efficacy of our products, as well as products distributed by other companies. Future scientific research or publicity may not be favorable to our industry or any particular product. Because of our dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from the consumption of our product or any similar products distributed by other companies could have a material adverse impact on us. Such adverse publicity could arise even if the adverse effects associated with such products resulted from failure to consume such products as directed. Adverse publicity could also increase our product liability exposure, result in increased regulatory scrutiny and lead to the initiation of private lawsuits.

Product returns may adversely affect our business.

We are subject to regulation by a variety of regulatory authorities, including the Consumer Product Safety Commission and the Food and Drug Administration. The failure of our third party manufacturers to produce merchandise that adheres to our quality control standards could damage our reputation and brands and lead to customer litigation against us. If our manufacturers are unable or unwilling to recall products failing to meet our quality standards, we may be required to remove merchandise or issue voluntary or mandatory recalls of those products at a substantial cost to us. We may be unable to recover costs related to product recalls. We also may incur various expenses related to product recalls, including product warranty costs, sales returns, and product liability costs, which may have a material adverse impact on our results of operations. While we maintain a reserve for our product warranty costs based on certain estimates and our knowledge of current events and actions, our actual warranty costs may exceed our reserve, resulting in a need to increase our accruals for warranty costs in the future.

In addition, selling products for human consumption such as coffee and energy drinks involve a number of risks. We may need to recall some of our products if they become contaminated, are tampered with or are mislabeled. A widespread product recall could result in adverse publicity, damage to our reputation, and a loss of consumer confidence in our products, which could have a material adverse effect on our business results and the value of our brands. We also may incur significant liability if our products or operations violate applicable laws or regulations, or in the event our products cause injury, illness or death. In addition, we could be the target of claims that our advertising is false or deceptive under U.S. federal and state laws as well as foreign laws, including consumer protection statutes of some states. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image.

Returns are part of our business. Our return rate since the inception of selling activities has been minimal. We replace returned products damaged during shipment wholly at our cost, which historically has been negligible. Future return rates or costs associated with returns may increase. In addition, to date, product expiration dates have not played any role in product returns; however, it is possible they will increase in the future.

A general economic downturn, a recession globally or in one or more of our geographic regions or sudden disruption in business conditions or other challenges may adversely affect our business and our access to liquidity and capital.

A downturn in the economies in which we sell our products, including any recession in one or more of our geographic regions, or the current global macro-economic pressures, could adversely affect our business and our access to liquidity and capital. Recent global economic events over the past few years, including job losses, the tightening of credit markets and failures of financial institutions and other entities, have resulted in challenges to our business and a heightened concern regarding further deterioration globally. We could experience declines in revenues, profitability and cash flow due to reduced orders, payment delays, supply chain disruptions or other factors caused by economic or operational challenges. Any or all of these factors could potentially have a material adverse effect on our liquidity and capital resources, including our ability to issue commercial paper, raise additional capital and maintain credit lines and offshore cash balances. An adverse change in our credit ratings could result in an increase in our borrowing costs and have an adverse impact on our ability to access certain debt markets, including the commercial paper market.

Consumer spending is also generally affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, gasoline prices and consumer confidence generally, all of which are beyond our control. Consumer purchases of discretionary items, such as beauty and related products, tend to decline during recessionary periods, when disposable income is lower, and may impact sales of our products. We face continued economic challenges in fiscal 2016 because customers may continue to have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, reduced access to credit and sharply falling home prices, among other things.

In addition, sudden disruptions in business conditions as a result of a terrorist attack similar to the events of September 11, 2001, including further attacks, retaliation and the threat of further attacks or retaliation, war, adverse weather conditions and climate changes or other natural disasters, such as Hurricane Katrina, pandemic situations or large scale power outages can have a short or, sometimes, long-term impact on consumer spending.

We face significant competition.

We face competition from competing products in each of our lines of business, in both the domestic and international markets. Worldwide, we compete against products sold to consumers by other direct selling and direct-sales companies and through the Internet, and against products sold through the mass market and prestige retail channels. We also face increasing competition in our developing and emerging markets.

Within the direct selling channel, we compete on a regional and often country-by-country basis, with our direct selling competitors. There are also a number of direct selling companies that sell product lines similar to ours, some of which also have worldwide operations and compete with us globally. We compete against large and well-known companies that manufacture and sell broad product lines through various types of retail establishments. Our largest direct sales competitors are Herbalife, Amway, USANA and NuSkin. In the energy drink market we compete with companies such as Red Bull, Gatorade and Rock Star. Our beauty, skin care and cosmetic products compete with Avon and Bare Escentuals. In addition, we compete against many other companies that manufacture and sell in narrower product lines sold through retail establishments. This industry is highly competitive and some of our principal competitors in the industry are larger than we are and have greater resources than we do. Competitive activities on their part could cause our sales to suffer.  From time to time, we need to reduce the prices for some of our products to respond to competitive and customer pressures or to maintain our position in the marketplace. Such pressures also may restrict our ability to increase prices in response to raw material and other cost increases. Any reduction in prices as a result of competitive pressures, or any failure to increase prices when raw material costs increase, would harm profit margins and, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would suffer.

If our advertising, promotional, merchandising, or other marketing strategies are not successful, if we are unable to deliver new products that represent technological breakthroughs, if we do not successfully manage the timing of new product introductions or the profitability of these efforts, or if for other reasons our end customers perceive competitors' products as having greater appeal, then our sales and financial results may suffer.

If we do not succeed in effectively differentiating ourselves from our competitors’ products, including by developing and maintaining our brands or our competitors adopt our strategies, then our competitive position may be weakened and our sales, and accordingly our profitability, may be materially adversely affected.

We are also subject to significant competition from other network marketing organizations for the time, attention, and commitment of new and existing distributors. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors. There can be no assurance that our programs for recruiting and retaining distributors will be successful. The pool of individuals who may be interested in network marketing is limited in each market, and it is reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. Although we believe we offer an attractive opportunity for distributors, there can be no assurance that other network marketing companies will not be able to recruit our existing distributors or deplete the pool of potential distributors in a given market.

Our coffee segment also faces strong competition.  The coffee industry is highly competitive and coffee is widely distributed and readily available.  Our competition will seek to create advantages in many areas including better prices, more attractive packaging, stronger marketing, more efficient production processes, speed to market, and better quality verses value opportunities.  Many of our competitors have stronger brand recognition and will reduce prices to keep our brands out of the market.  Our competitors may have more automation built into their production lines allowing for more efficient production at lower costs.  We compete not only with other widely advertised branded products, but also with private label or generic products that generally are sold at lower prices. Consumers’ willingness to purchase our products will depend upon our ability to maintain consumer confidence that our products are of a higher quality and provide greater value than less expensive alternatives. If the difference in quality between our brands and private label products narrows, or if there is a perception of such a narrowing, then consumers may choose not to buy our products at prices that are profitable for us.

Our success depends, in part, on the quality and safety of our products.

Our success depends, in part, on the quality and safety of our products, including the procedures we employ to detect the likelihood of hazard, manufacturing issues, and unforeseen product misuse. If our products are found to be, or are perceived to be, defective or unsafe, or if they otherwise fail to meet our distributors' or end customers' standards, our relationship with our distributors or end customers could suffer, we could need to recall some of our products, our reputation or the appeal of our brand could be diminished, and we could lose market share and or become subject to liability claims, any of which could result in a material adverse effect on our business, results of operations, and financial condition.

Our ability to anticipate and respond to market trends and changes in consumer preferences could affect our financial results.

Our continued success depends on our ability to anticipate, gauge, and react in a timely and effective manner to changes in consumer spending patterns and preferences. We must continually work to discover and market new products, maintain and enhance the recognition of our brands, achieve a favorable mix of products, and refine our approach as to how and where we market and sell our products. While we devote considerable effort and resources to shape, analyze, and respond to consumer preferences, consumer spending patterns and preferences cannot be predicted with certainty and can change rapidly. If we are unable to anticipate and respond to trends in the market for beauty and related products and changing consumer demands, our financial results will suffer.

Furthermore, material shifts or decreases in market demand for our products, including as a result of changes in consumer spending patterns and preferences or incorrect forecasting of market demand, could result in us carrying inventory that cannot be sold at anticipated prices or increased product returns. Failure to maintain proper inventory levels or increased product returns could result in a material adverse effect on our business, results of operations and financial condition.

If we are unable to protect our intellectual property rights, specifically patents and trademarks, our ability to compete could be negatively impacted.

Most of our products are not protected by patents. The labeling regulations governing our nutritional supplements require that the ingredients of such products be precisely and accurately indicated on product containers. Accordingly, patent protection for nutritional supplements often is impractical given the large number of manufacturers who produce nutritional supplements having many active ingredients in common. Additionally, the nutritional supplement industry is characterized by rapid change and frequent reformulations of products, as the body of scientific research and literature refines current understanding of the application and efficacy of certain substances and the interactions among various substances. In this respect, we maintain an active research and development program that is devoted to developing better, purer, and more effective formulations of our products. We protect our investment in research, as well as the techniques we use to improve the purity and effectiveness of our products, by relying on trade secret laws. Notwithstanding our efforts, there can be no assurance that our efforts to protect our trade secrets and trademarks will be successful. We intend to maintain and keep current all of our trademark registrations and to pay all applicable renewal fees as they become due. The right of a trademark owner to use its trademarks, however, is based on a number of factors, including their first use in commerce, and trademark owners can lose trademark rights despite trademark registration and payment of renewal fees. We therefore believe that these proprietary rights have been and will continue to be important in enabling us to compete and if for any reason we were unable to maintain our trademarks, our sales of the related products bearing such trademarks could be materially and negatively affected. Nor can there be any assurance that third-parties will not assert claims against us for infringement of their intellectual proprietary rights. If an infringement claim is asserted, we may be required to obtain a license of such rights, pay royalties on a retrospective or prospective basis, or terminate our manufacturing and marketing of our infringing products. Litigation with respect to such matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on our business, financial condition, or operating results.

We consider our roasting methods essential to the flavor and richness of our coffee and, therefore, essential to our various brands. Because our roasting methods cannot be patented, we would be unable to prevent competitors from copying our roasting methods, if such methods became known. If our competitors copy our roasting methods, the value of our brands could be diminished and we could lose customers to our competitors. In addition, competitors could develop roasting methods that are more advanced than ours, which could also harm our competitive position.

We may become involved in the future in legal proceedings that, if adversely adjudicated or settled, could adversely affect our financial results.

We may, in the future, become party to litigation. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect financial results. However, it is not possible to predict the final resolution of the litigation to which we may in the future become party to, and the impact of certain of these matters on our business, results of operations, and financial condition could be material.

Government reviews, inquiries, investigations, and actions could harm our business or reputation.

As we operate in various locations around the world, our operations in certain countries are subject to significant governmental scrutiny and may be harmed by the results of such scrutiny. The regulatory environment with regard to direct selling in emerging and developing markets where we do business is evolving and officials in such locations often exercise broad discretion in deciding how to interpret and apply applicable regulations. From time to time, we may receive formal and informal inquiries from various government regulatory authorities about our business and compliance with local laws and regulations. Any determination that our operations or activities or the activities of our distributors, are not in compliance with existing laws or regulations could result in the imposition of substantial fines, interruptions of business, loss of supplier, vendor or other third party relationships, termination of necessary licenses and permits, or similar results, all of which could potentially harm our business and or reputation. Even if an inquiry does not result in these types of determinations, it potentially could create negative publicity which could harm our business and or reputation.

The loss of key management personnel could adversely affect our business.

Our founder, Dr. Joel Wallach, is a highly visible spokesman for our products and our business, and our message is based in large part on his vision and reputation, which helps distinguish us from our competitors. Any loss or limitation on Dr. Wallach as a lead spokesman for our mission, business, and products could have a material adverse effect upon our business, financial condition, or results of operations. In addition, our executive officers, including Stephan Wallach and David Briskie, are primarily responsible for our day-to-day operations, and we believe our success depends in part on our ability to retain our executive officers, to compensate our executive officers at attractive levels, and to continue to attract additional qualified individuals to our management team. We cannot guarantee continued service by our key executive officers. We do not maintain key man life insurance on any of our executive officers. The loss or limitation of the services of any of our executive officers or the inability to attract additional qualified management personnel could have a material adverse effect on our business, financial condition, or results of operations.

The inability to obtain adequate supplies of raw materials for products at favorable prices, or at all, or the inability to obtain certain products from third-party suppliers or from our manufacturers, could have a material adverse effect on our business, financial condition, or results of operations.

We contract with third-party manufacturers and suppliers for the production of some of our products, including most of our powdered drink mixes and nutrition bars, and certain of our personal care products. These third-party suppliers and manufacturers produce and, in most cases, package these products according to formulations that have been developed by, or in conjunction with, our in-house product development team. There is a risk that any of our suppliers or manufacturers could discontinue manufacturing our products or selling their products to us. Although we believe that we could establish alternate sources for most of our products, any delay in locating and establishing relationships with other sources could result in product shortages or back orders for products, with a resulting loss of net sales. In certain situations, we may be required to alter our products or to substitute different products from another source. We have, in the past, discontinued or temporarily stopped sales of certain products that were manufactured by third parties while those products were on back order. There can be no assurance that suppliers will provide the raw materials or manufactured products that are needed by us in the quantities that we request or at the prices that we are willing to pay. Because we do not control the actual production of certain raw materials and products, we are also subject to delays caused by any interruption in the production of these materials, based on conditions not within our control, including weather, crop conditions, transportation interruptions, strikes by supplier employees, and natural disasters or other catastrophic events.

Shortages of raw materials may temporarily adversely affect our margins or our profitability related to the sale of those products.

We may experience temporary shortages of the raw materials used in certain of our nutritional products. While we periodically experience price increases due to unexpected raw material shortages and other unanticipated events, this has historically not resulted in a material effect on our overall cost of goods sold. However, there is no assurance that our raw materials will not be significantly adversely affected in the future, causing our profitability to be reduced. A deterioration of our relationship with any of our suppliers, or problems experienced by these suppliers, could lead to inventory shortages. In such case, we may not be able to fulfill the demand of existing customers, supply new customers, or expand other channels of distribution. A raw material shortage could result in decreased revenue or could impair our ability to maintain or expand our business.

A failure of our information technology systems would harm our business.

The global nature of our business and our seamless global compensation plan requires the development and implementation of robust and efficiently functioning information technology systems. Such systems are vulnerable to a variety of potential risks, including damage or interruption resulting from natural disasters, telecommunication failures, and human error or intentional acts of sabotage, vandalism, break-ins and similar acts. Although we have adopted and implemented a business continuity and disaster recovery plan, which includes routine back-up, off-site archiving and storage, and certain redundancies, the occurrence of any of these events could result in costly interruptions or failures adversely affecting our business and the results of our operations.

We are dependent upon access to external sources of capital to grow our business.

Our business strategy contemplates future access to debt and equity financing to fund the expansion of our business.  The inability to obtain sufficient capital to fund the expansion of our business could have a material adverse effect on us.

Our business is subject to online security risks, including security breaches.

Our businesses involve the storage and transmission of users’ proprietary information, and security breaches could expose us to a risk of loss or misuse of this information, litigation, and potential liability. An increasing number of websites, including several large companies, have recently disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on portions of their sites. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. A party that is able to circumvent our security measures could misappropriate our or our customers’ proprietary information, cause interruption in our operations, damage our computers or those of our customers, or otherwise damage our reputation and business. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, and a loss of confidence in our security measures, which could harm our business.

Currently, a significant number of our customers authorize us to bill their credit card accounts directly for all transaction fees charged by us. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication to effectively secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may result in the technology used by us to protect transaction data being breached or compromised. Non-technical means, for example, actions by a suborned employee, can also result in a data breach.

Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the payment card issuing banks for their cost of issuing new cards and related expenses. In addition, if we fail to follow payment card industry security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give customers the option of using payment cards to fund their payments or pay their fees. If we were unable to accept payment cards, our business would be seriously damaged.

Our servers are also vulnerable to computer viruses, physical or electronic break-ins, “denial-of-service” type attacks and similar disruptions that could, in certain instances, make all or portions of our websites unavailable for periods of time. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. These issues are likely to become more difficult as we expand the number of places where we operate. Security breaches, including any breach by us or by parties with which we have commercial relationships that result in the unauthorized release of our users’ personal information, could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

Our web customers, as well as those of other prominent companies, may be targeted by parties using fraudulent “spoof” and “phishing” emails to misappropriate passwords, credit card numbers, or other personal information or to introduce viruses or other malware programs to our customers’ computers. These emails appear to be legitimate emails sent by our company, but they may direct recipients to fake websites operated by the sender of the email or request that the recipient send a password or other confidential information via email or download a program. Despite our efforts to mitigate “spoof” and “phishing” emails through product improvements and user education, “spoof” and “phishing” remain a serious problem that may damage our brands, discourage use of our websites, and increase our costs.

Our ability to conduct business in international markets may be affected by political, legal, tax and regulatory risks.

Our green coffee business in based in Nicaragua. We own one plantation and intend to purchase another in Nicaragua. Our ability to capitalize on growth in new international markets and to maintain the current level of operations in our existing international markets is exposed to the risks associated with international operations, including:

●	the possibility that local civil unrest, political instability or changes in diplomatic or trade relationships might disrupt our operations in an international market;
●	the lack of well-established or reliable legal systems in certain areas;
●	the presence of high inflation in the economies of international markets;
●
the possibility that a foreign government authority might impose legal, tax or other financial burdens on us or our coffee operations, or sales force, due, for example, to the structure of our operations in various markets;

●	the possibility that a government authority might challenge the status of our sales force as independent contractors or impose employment or social taxes on our sales force; and
●	the possibility that governments may impose currency remittance restrictions limiting our ability to repatriate cash.

Currency exchange rate fluctuations could reduce our overall profits.

For the year ended December 31, 2014, approximately 6% of our sales were derived from sales outside the United States.  For the nine months ended September 30, 2015, approximately 7% of our sales were derived from sales outside the United States.  In preparing our consolidated financial statements, certain financial information is required to be translated from foreign currencies to the U.S. dollar using either the spot rate or the weighted-average exchange rate. If the U.S. dollar changes relative to applicable local currencies, there is a risk our reported sales, operating expenses, and net income could significantly fluctuate. We are not able to predict the degree of exchange rate fluctuations, nor can we estimate the effect any future fluctuations may have upon our future operations. To date, we have not entered into any hedging contracts or participated in any hedging or derivative activities.

Taxation and transfer pricing affect our operations and we could be subjected to additional taxes, duties, interest, and penalties in material amounts, which could harm our business.

As a multinational corporation, in several countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by the local entities, and that we are taxed appropriately on such transactions. Regulators closely monitor our corporate structure, intercompany transactions, and how we effectuate intercompany fund transfers. If regulators challenge our corporate structure, transfer pricing methodologies or intercompany transfers, our operations may be harmed and our effective tax rate may increase.

A change in applicable tax laws or regulations or their interpretation could result in a higher effective tax rate on our worldwide earnings and such change could be significant to our financial results. In the event any audit or assessments are concluded adversely to us, these matters could have a material impact on our financial condition.

Non-compliance with anti-corruption laws could harm our business.

Our international operations are subject to anti-corruption laws, including the Foreign Corrupt Practices Act (the “FCPA”). Any allegations that we are not in compliance with anti-corruption laws may require us to dedicate time and resources to an internal investigation of the allegations or may result in a government investigation. Any determination that our operations or activities are not in compliance with existing anti-corruption laws or regulations could result in the imposition of substantial fines, and other penalties. Although we have implemented anti-corruption policies, controls and training globally to protect against violation of these laws, we cannot be certain that these efforts will be effective. We are aware that one of our direct marketing competitors is under investigation in the United States for allegations that its employees violated the FCPA in China and other markets. If this investigation causes adverse publicity or increased scrutiny of our industry, our business could be harmed.

Risks Related to our Direct Selling Business

Independent distributor activities that violate laws could result in governmental actions against us and could otherwise harm our business.

Our independent distributors are independent contractors. They are not employees and they act independently of us. The network marketing industry is subject to governmental regulation. We implement strict policies and procedures to try to ensure that our independent distributors comply with laws. Any determination by the Federal Trade Commission or other governmental agency that we or our distributors are not in compliance with laws could potentially harm our business. Even if governmental actions do not result in rulings or orders against us, they could create negative publicity that could detrimentally affect our efforts to recruit or motivate independent distributors and attract customers.

Network marketing is heavily regulated and subject to government scrutiny and regulation, which adds to the expense of doing business and the possibility that changes in the law might adversely affect our ability to sell some of our products in certain markets.

Network marketing systems, such as ours, are frequently subject to laws and regulations, both in the United States and internationally, that are directed at ensuring that product sales are made to consumers of the products and that compensation, recognition, and advancement within the marketing organization are based on the sale of products rather than on investment in the sponsoring company. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, which compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and or do not involve legitimate products. Complying with these rules and regulations can be difficult and requires the devotion of significant resources on our part.  Regulatory authorities, in one or more of our present or future markets, could determine that our network marketing system does not comply with these laws and regulations or that it is prohibited. Failure to comply with these laws and regulations or such a prohibition could have a material adverse effect on our business, financial condition, or results of operations. Further, we may simply be prohibited from distributing products through a network-marketing channel in some countries, or we may be forced to alter our compensation plan.

We are also subject to the risk that new laws or regulations might be implemented or that current laws or regulations might change, which could require us to change or modify the way we conduct our business in certain markets. This could be particularly detrimental to us if we had to change or modify the way we conduct business in markets that represent a significant percentage of our net sales. For example, the FTC released a proposed New Business Opportunity Rule in April 2006. As initially drafted, the proposed rule would have required pre-sale disclosures for all business opportunities, which may have included network marketing compensation plans such as ours. However, in March 2008 the FTC issued a revised notice of proposed rulemaking, which indicates that the New Business Opportunity Rule as drafted will not apply to multi-level marketing companies.

Our principal business segment is conducted worldwide in one channel, direct selling and therefore any negative perceptive of direct selling would greatly impact our sales.

Our principal business segment is conducted worldwide in the direct selling channel. Sales are made to the ultimate consumer principally through independent distributors and customers worldwide. There is a high rate of turnover among distributors, which is a common characteristic of the direct selling business. As a result, in order to maintain our business and grow our business in the future, we need to recruit, retain and service distributors on a continuing basis and continue to innovate the direct selling model. Consumer purchasing habits, including reducing purchases of products generally, or reducing purchases from distributors or buying products in channels other than in direct selling, such as retail, could reduce our sales, impact our ability to execute our global business strategy or have a material adverse effect on our business, financial condition and results of operations. If our competitors establish greater market share in the direct selling channel, our business, financial condition and operating results may be adversely affected. Furthermore, if any government bans or severely restricts our business method of direct selling, our business, financial condition and operating results may be adversely affected.

Our ability to attract and retain distributors and to sustain and enhance sales through our distributors can be affected by adverse publicity or negative public perception regarding our industry, our competition, or our business generally. Negative public perception may include negative publicity regarding the sales structure of significant, pure network marketing companies which has been the case recently with large network marketing companies, the quality or efficacy of nutritional supplement products or ingredients in general or our products or ingredients specifically, and regulatory investigations, regardless of whether those investigations involve us or our distributors or the business practices or products of our competitors or other network marketing companies.  Any adverse publicity may also adversely impact the market price of our stock and cause insecurity among our distributors. There can be no assurance that we will not be subject to adverse publicity or negative public perception in the future or that such adverse publicity will not have a material adverse effect on our business, financial condition, or results of operations.

As a network marketing company, we are dependent upon an independent sales force and we do not have direct control over the marketing of our products.

We rely on non-employee, independent distributors to market and sell our products and to generate our sales. Distributors typically market and sell our products on a part-time basis and likely will engage in other business activities, some of which may compete with us. We have a large number of distributors and a relatively small corporate staff to implement our marketing programs and to provide motivational support to our distributors. We rely primarily upon our distributors to attract, train and motivate new distributors. Our sales are directly dependent upon the efforts of our distributors. Our ability to maintain and increase sales in the future will depend in large part upon our success in increasing the number of new distributors, retaining and motivating our existing distributors, and in improving the productivity of our distributors.

We can provide no assurances that the number of distributors will increase or remain constant or that their productivity will increase. Our distributors may terminate their services at any time, and, like most direct selling companies, we experience a high turnover among new distributors from year-to-year. We cannot accurately predict any fluctuation in the number and productivity of distributors because we primarily rely upon existing distributors to sponsor and train new distributors and to motivate new and existing distributors. Our operating results in other markets could also be adversely affected if we and our existing distributors do not generate sufficient interest in our business to successfully retain existing distributors and attract new distributors.

The loss of a significant Youngevity distributor could adversely affect our business.

We rely on the successful efforts of our distributors that become leaders.  If these downline distributors in turn sponsor new distributors, additional business centers are created, with the new downline distributors becoming part of the original sponsoring distributor’s downline network. As a result of this network marketing system, distributors develop business relationships with other distributors. The loss of a key distributor or group of distributors, large turnover or decreases in the size of the key distributors force, seasonal or other decreases in purchase volume, sales volume reduction, the costs associated with training new distributors, and other related expenses may adversely affect our business, financial condition, or results of operations. Moreover, our ability to continue to attract and retain distributors can be affected by a number of factors, some of which are beyond our control, including:

●	General business and economic conditions;
●	Adverse publicity or negative misinformation about us or our products;
●	Public perceptions about network marketing programs;
●	High-visibility investigations or legal proceedings against network marketing companies by federal or state authorities or private citizens;
●	Public perceptions about the value and efficacy of nutritional, personal care, or weight management products generally;
●	Other competing network marketing organizations entering into the marketplace that may recruit our existing distributors or reduce the potential pool of new distributors; and
●	Changes to our compensation plan required by law or implemented for business reasons that make attracting and retaining distributors more difficult.

There can be no assurance that we will be able to continue to attract and retain distributors in sufficient numbers to sustain future growth or to maintain our present growth levels, which could have a material adverse effect on our business, financial condition, or results of operations.

Nutritional supplement products may be supported by only limited availability of conclusive clinical studies.

Some of our products include nutritional supplements that are made from vitamins, minerals, herbs, and other substances for which there is a long history of human consumption. Other products contain innovative ingredients or combinations of ingredients. Although we believe that all of our products are safe when taken as directed, there is little long-term experience with human consumption of certain of these product ingredients or combinations of ingredients in concentrated form. We conduct research and test the formulation and production of our products, but we have performed or sponsored only limited clinical studies. Furthermore, because we are highly dependent on consumers' perception of the efficacy, safety, and quality of our products, as well as similar products distributed by other companies, we could be adversely affected in the event that those products prove or are asserted to be ineffective or harmful to consumers or in the event of adverse publicity associated with any illness or other adverse effects resulting from consumers' use or misuse of our products or similar products of our competitors.

Our manufacturers are subject to certain risks.

We are dependent upon the uninterrupted and efficient operation of our manufacturers and suppliers of products. Those operations are subject to power failures, the breakdown, failure, or substandard performance of equipment, the improper installation or operation of equipment, natural or other disasters, and the need to comply with the requirements or directives of government agencies, including the FDA. There can be no assurance that the occurrence of these or any other operational problems at our facilities would not have a material adverse effect on our business, financial condition, or results of operations.

Challenges by private parties to the direct selling system could harm our business.

Direct selling companies have historically been subject to legal challenges regarding their method of operation or other elements of their business by private parties, including their own representatives, in individual lawsuits and through class actions, including lawsuits claiming the operation of illegal pyramid schemes that reward recruiting over sales. We can provide no assurance that we would not be harmed if any such actions were brought against any of our current subsidiaries or any other direct selling company we may acquire in the future.

Risks Related to our Coffee Business

Increases in the cost of high-quality arabica coffee beans or other commodities or decreases in the availability of high-quality arabica coffee beans or other commodities could have an adverse impact on our business and financial results.

We purchase, roast, and sell high-quality whole bean arabica coffee beans and related coffee products. The price of coffee is subject to significant volatility. The high-quality arabica coffee of the quality we seek tends to trade on a negotiated basis at a premium above the “C” price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the “C” coffee commodity price do increase the price of high-quality arabica coffee and also impact our ability to enter into fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the date, and therefore price, at which the base “C” coffee commodity price component will be fixed has not yet been established.

These are known as price-to-be-fixed contracts. We also enter into supply contracts whereby the quality, quantity, delivery period, and price are fixed.   The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, including weather, natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels, and political and economic conditions, as well as the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices, increases in the cost of high-quality arabica coffee beans could have an adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, we may not be able to fulfill the demand for our coffee, which could have an adverse impact on our profitability.

Adverse public or medical opinions about the health effects of consuming our products, as well as reports of incidents involving food-borne illnesses, food tampering, or food contamination, whether or not accurate, could harm our business.

Some of our products contain caffeine and other active compounds, the health effects of which are the subject of public scrutiny, including the suggestion that excessive consumption of caffeine and other active compounds can lead to a variety of adverse health effects. In the United States, there is increasing consumer awareness of health risks, including obesity, due in part to increased publicity and attention from health organizations, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food products, frequently including caffeine. An unfavorable report on the health effects of caffeine or other compounds present in our products, or negative publicity or litigation arising from certain health risks could significantly reduce the demand for our products.

Similarly, instances or reports, whether true or not, of food-borne illnesses, food tampering and food contamination, either during manufacturing, packaging or preparation, have in the past severely injured the reputations of companies in the food processing, grocery and quick-service restaurant sectors and could affect us as well. Any report linking us to the use of food tampering or food contamination could damage our brand value, severely hurt sales of our products, and possibly lead to product liability claims, litigation (including class actions) or damages. If consumers become ill from food-borne illnesses, tampering or contamination, we could also be forced to temporarily stop selling our products and consequently could materially harm our business and results of operations.

RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK

We are controlled by one principal stockholder who is also our Chief Executive Officer and Chairman.

Through his voting power, Mr. Stephan Wallach, our Chief Executive Officer and Chairman, has the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders, including the election of all of our directors. Mr. Wallach owns and beneficially owns approximately 72% of our total equity securities (assuming exercise of the options to purchase common stock held by Mr. Wallach and Michelle Wallach, his wife and Chief Operating Officer and Director). As our Chief Executive Officer, Mr. Wallach has the ability to control our business affairs.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, not being required to comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, not being required to comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could remain an emerging growth company until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile. Further, as a result of these scaled regulatory requirements, our disclosure may be more limited than that of other public companies and you may not have the same protections afforded to shareholders of such companies.

Our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Our stock has historically had a limited market.  If an active trading market for our common stock does develop, trading prices may be volatile.

In the event that an active trading market develops, the market price of our shares of common stock may be based on factors that may not be indicative of future market performance.  Consequently, the market price of our common stock may vary greatly.  If an active market for our common stock develops, there is a significant risk that our stock price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

●	variations in our quarterly operating results;
●	announcements that our revenue or income/loss levels are below analysts’ expectations;
●	general economic slowdowns;
●	changes in market valuations of similar companies;
●	announcements by us or our competitors of significant contracts; or
●	acquisitions, strategic partnerships, joint ventures or capital commitments.

Because our shares are deemed “penny stocks,” an investor may have difficulty selling them in the secondary trading market.

The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price, as therein defined, of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions.  Additionally, if the equity security is not registered or authorized on a national securities exchange that makes certain reports available, the equity security may also constitute a “penny stock.”  As our common stock comes within the definition of penny stock, these regulations require the delivery by the broker-dealer, prior to any transaction involving our common stock, of a risk disclosure schedule explaining the penny stock market and the risks associated with it. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account.  In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock. The ability of broker-dealers to sell our common stock and the ability of shareholders to sell our common stock in the secondary market would be limited.  As a result, the market liquidity for our common stock would be severely and adversely affected. We can provide no assurance that trading in our common stock will not be subject to these or other regulations in the future, which would negatively affect the market for our common stock.

We are subject to the reporting requirements of Federal Securities Laws, which can be expensive.

We are subject to the information and reporting requirements under the Securities Exchange Act of 1934 and other federal securities laws, and the compliance obligations of the Sarbanes-Oxley Act of 2002. The costs of preparing and filing annual and quarterly reports and other information with the SEC has and will continue to cause our expenses to be higher than they would be if we were a privately-held company.

Sales by our shareholders of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

A large number of outstanding shares of our common stock are held by several of our principal shareholders. If any of these principal shareholders were to decide to sell large amounts of stock over a short period of time such sales could cause the market price of our common stock to decline.

Our stock price has been volatile and subject to various market conditions.

There can be no assurance that an active market in our stock will be sustained. The trading price of our common stock has been subject to wide fluctuations. The price of our common stock may fluctuate in the future in response to quarter-to-quarter variations in operating results, material announcements by us or our competitors, governmental regulatory action, conditions in the nutritional supplement industry, negative publicity, or other events or factors, many of which are beyond our control. In addition, the stock market has historically experienced significant price and volume fluctuations, which have particularly affected the market prices of many dietary and nutritional supplement companies and which have, in certain cases, not had a strong correlation to the operating performance of these companies. Our operating results in future quarters may be below the expectations of securities analysts and investors. If that were to occur, the price of our common stock would likely decline, perhaps substantially.

We may issue preferred stock with rights senior to the common stock, which we may issue in order to consummate a merger or other transaction necessary to raise capital.

Our certificate of incorporation authorizes the issuance of up to 100 million shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) without shareholder approval and on terms established by our directors. We may issue shares of preferred stock in order to consummate a financing or other transaction, in lieu of the issuance of common stock.  The rights and preferences of any such class or series of preferred stock would be established by our board of directors in its sole discretion and may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of the common stock.

You should not rely on an investment in our common stock for the payment of cash dividends.

We intend to retain future profits, if any, to expand our business. We have never paid cash dividends on our stock and do not anticipate paying any cash dividends in the foreseeable future. You should not make an investment in our common stock if you require dividend income. Any return on investment in our common stock would only come from an increase in the market price of our stock, which is uncertain and unpredictable.

Our failure to fulfill all of our registration requirements may cause us to suffer liquidated damages, which may be very costly.

Pursuant to the terms of the registration rights agreement that we entered into with investors in the November 2015 Offering and September 2014 Offering, we are required to file a registration statement with respect to securities issued to them within a certain time period and maintain the effectiveness of such registration statement. The failure to do so could result in the payment of damages by us. There can be no assurance as to when this registration statement will be declared effective or that we will be able to maintain the effectiveness of any registration statement, and therefore there can be no assurance that we will not incur damages with respect to such agreements.

There is no public market for the notes or warrants to purchase shares of our common stock that were issued to investors in our Private Placements.

There is no established public trading market for the warrants that were issued in the September 2014 Offering and the November 2015 Offering and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the warrants will be limited.

Due to the speculative nature of warrants, there is no guarantee that it will ever be profitable for investors who received warrants in our private placements to exercise their warrants.

The warrants issued in the September 2014 Offering and the November 2015 Offering do not confer any rights of share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire our common stock at a fixed price for a limited period of time. Investors in the September 2014 Offering and the November 2015 Offering may exercise their right to acquire the shares of Common Stock underlying their warrants at any time after the date of issuance by paying the respective exercise price per share, prior to their expiration, after which date any unexercised warrants will expire and have no further value. There can be no assurance that the market price of the Common Stock will ever equal or exceed the exercise price of the warrants, and, consequently, whether it will ever be profitable for investors to exercise their warrants.

USE OF PROCEEDS

All of the shares of common stock covered by this prospectus are being sold by the Selling Stockholders. See “Selling Stockholders.”  We will not receive any proceeds from these sales of shares of our common stock. A portion of the Shares covered by this prospectus are issuable upon exercise of the November 2015 Warrants to purchase our common stock. Upon any exercise of the November 2015 Warrants for cash, such Selling Stockholders would pay us the exercise price of the November 2015 Warrants. Cash received from exercise of November 2015 Warrants will be used for general corporate purposes. Additionally, the November 2015 Warrants are exercisable on a cashless basis if a registration statement registering the Shares is not effective at the time of exercise. If any of the November 2015 Warrants are exercised on a cashless basis, we would not receive any cash payment from such Selling Stockholders upon any exercise of the November 2015 Warrants.

The Selling Stockholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Stockholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the Selling Stockholders in disposing of the Shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the Shares covered by this prospectus, including, without limitation, all registration and filing fees, and fees and expenses of our counsel and our accountants.

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date, and we have no intention of paying cash dividends in the foreseeable future. Whether we declare and pay dividends is determined by our board of directors at their discretion, subject to certain limitations imposed under Delaware corporate law. The timing, amount and form of dividends, if any, will depend on, among other things, our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND
ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock Listing and Holders

Since June 2013, our common stock has been traded on the OTCQX Marketplace operated by the OTC Markets Group under the symbol “YGYI”.  Previously, our common stock was quoted on the OTC Markets OTC Pink Market system under the symbol “JCOF”. The range of high and low sales prices for the first three quarters of 2015, the fourth quarter of 2015 through December 18, 2015 and each of the four quarters for the years ended December 31, 2014 and 2013 is presented below:

	2015		2014		2013
	High	Low	High	Low	High	Low
First Quarter	$0.26	0.22	$0.25	0.16	$0.36	$0.15
Second Quarter	$0.40	0.24	$0.26	0.19	$0.35	$0.27
Third Quarter	$0.38	0.28	$0.31	0.25	$0.34	$0.23
Fourth Quarter through December 18, 2015	$0.31	0.27	$0.28	0.18	$0.26	$0.18

The last reported sale price of our common stock on the OTCQX Marketplace operated by the OTC Markets Group on December 18, 2015, was $0.28 per share. As of December 18, 2015, there were approximately 476 holders of record of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended as a review of significant factors affecting our financial condition and results of operations for the periods indicated.  The discussion should be read in conjunction with our consolidated financial statements and the notes presented herein and the risk factors and the financial statements and the other information set forth herein. In addition to historical information, the following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of certain factors discussed herein and any other periodic reports filed and to be filed with the Securities and Exchange Commission.

Overview

We operate in two segments: the direct selling segment where products are offered through a global distribution network of preferred customers and distributors and the commercial coffee segment where products are sold directly to businesses. During the nine months ended September 30, 2015, we derived approximately 88% of our revenue from our direct sales and approximately 12% of our revenue from our commercial coffee sales.

In the direct selling segment we sell health and wellness products on a global basis and offer a wide range of products through an international direct selling network of independent distributors. Our multiple independent selling forces sell a variety of products through friend-to-friend marketing and social networking.

We also engage in the commercial sale of coffee.  We own a traditional coffee roasting business, CLR that sells roasted and unroasted coffee and produces coffee under its own Cafe La Rica brand, Josie’s Java House brand and Javalution brands. CLR produces coffee under a variety of private labels through major national sales outlets and major customers including cruise lines and office coffee service operators. During fiscal 2014 CLR acquired the Siles Plantation Family Group, a coffee plantation and dry-processing facility located in Matagalpa, Nicaragua, an ideal coffee growing region that is historically known for high quality coffee production. The dry-processing facility is approximately 26 acres and the plantation is roughly 450 acres and produces 100 percent Arabica coffee beans that are shade grown, Rainforest Alliance Certified(TM) and Fair Trade Certified(TM). The plantation, dry-processing facility and existing U.S. based coffee roaster facilities allows CLR to control the coffee production process from field to cup.

During the nine months ended September 30, 2015, we derived approximately 93% of our revenues from sales within the United States.

New Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs to simplify the presentation of debt issuance costs. The amendments in the update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction of the carrying amount of   the debt. Recognition and measurement of debt issuance costs were not affected   by this amendment. In August 2015, FASB issued ASU 2015-15,” Presentation and   Subsequent Measurement of Debt Issuance Costs Associated With Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at   June 18, 2015 EITF Meeting” which clarified that the SEC would not object to an   entity deferring and presenting debt issuance costs as an asset and subsequently   amortizing the deferred debt issuance costs ratably over the term of the   line-of-credit arrangement. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015. This   standard does not have an impact on our financial statements. As of   September 30, 2015, we early adopted this standard and recorded debt issuance   costs as a debt discount.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU 2015-02 is effective for periods beginning after December 15, 2015. The adoption of ASU 2015-02 is not expected to have a material effect on our consolidated financial statements. Early adoption is permitted.

In August 2014, the FASB issued ASU 2014-15 Preparation of Financial Statements – Going Concern (Subtopic 205-40), Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-05”) . ASU 2014-05 requires management to assess each annual and interim period if there is substantial doubt about the entity’s ability to continue as a going concern; provides principles for considering the mitigating effect of management’s plans; requires certain disclosures when substantial doubt is alleviated as a result of management’s plans, and requires an express statement and other disclosures when substantial doubt is not alleviated. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. We are evaluating the new guidance to determine the impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) . This revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual periods beginning after December 15, 2016 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. On July 9, 2015 the FASB approved a one year delay in the effective date with an early adoption up to the original effective date for public companies. We are evaluating the potential impact of this adoption on its consolidated financial statements.

Critical Accounting Policies and Estimates

Discussion and analysis of our financial condition and results of operations are based upon financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates; including those related to collection of receivables, inventory obsolescence, sales returns and non-monetary transactions such as stock and stock options issued for services, deferred taxes and related valuation allowances, fair value of assets and liabilities acquired in business combinations, asset impairments, useful lives of property, equipment and intangible assets and value of contingent acquisition debt. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Emerging Growth Company

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Revenue Recognition

We recognize revenue from product sales when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured.  Sales revenue and a reserve for estimated returns are recorded when product is shipped. Revenue from product sales is recorded net of sales taxes.

Fair Value of Financial Instruments

Certain of our financial instruments including cash and cash equivalents, accounts receivable, inventories, prepaid expenses, accounts payable, accrued liabilities and deferred revenue are carried at cost, which is considered to be representative of their respective fair values because of the short-term nature of these instruments. Our notes payable and derivative liability are carried at estimated fair value.

Derivative Financial Instruments

We do not use derivative instruments to hedge exposures to cash flow, market or foreign currency.

We review the terms of convertible debt and equity instruments it issues to determine whether there are derivative instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, we may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Derivative instruments are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Inventory and Cost of Sales

Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. We record an inventory reserve for estimated excess and obsolete inventory based upon historical turnover, market conditions and assumptions about future demand for its products. When applicable, expiration dates of certain inventory items with a definite life are taken into consideration.

Business Combinations

We account for business combinations under the acquisition method and allocates the total purchase price for acquired businesses to the tangible and identified intangible assets acquired and liabilities assumed, based on their estimated fair values. When a business combination includes the exchange of our common stock, the value of our common stock is determined using the closing market price as of the date such shares were tendered to the selling parties. The fair values assigned to tangible and identified intangible assets acquired and liabilities assumed are based on management or third party estimates and assumptions that utilize established valuation techniques appropriate for our industry and each acquired business. Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired. A liability for contingent consideration, if applicable, is recorded at fair value as of the acquisition date. In determining the fair value of such contingent consideration, management estimates the amount to be paid based on probable outcomes and expectations on financial performance of the related acquired business. The fair value of contingent consideration is reassessed quarterly, with any change in the estimated value charged to operations in the period of the change. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in actual or estimated revenue streams, discount periods, discount rates, and probabilities that contingencies will be met.

Long-Lived Assets

Long-lived assets, including property and equipment and definite lived intangible assets are carried at cost less accumulated amortization. Costs incurred to renew or extend the life of a long lived asset are reviewed for capitalization. All finite-lived intangible assets are amortized on a straight-line basis, which approximates the pattern in which the estimated economic benefits of the assets are realized, over their estimated useful lives. We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate their net book value may not be recoverable. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Goodwill

Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired. Goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.

Stock Based Compensation

We account for stock based compensation in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Board (“ASC”) Topic 718, Compensation – Stock Compensation, which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the vesting period of the equity grant. We account for equity instruments issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Income Taxes

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

Results of Operations

The comparative financials discussed below show our condensed consolidated financial statements for the three and nine months ended September 30, 2015 and 2014.

Three months ended September 30, 2015 compared to the three months ended September 30, 2014

Revenues

For the three months ended September 30, 2015, our revenue increased 9.9% to $41,326,000 as compared to $37,619,000 for the three months ended September 30, 2014.  During the three months ended September 30, 2015, we derived approximately 90% of our revenue from our direct sales and approximately 10% of our revenue from our commercial coffee sales. The increase of 18.5% in direct selling revenue was attributed primarily to the increase in our product offerings, the increase in the number of distributors selling our product and the increase in the number of customers consuming our products as well as $3,132,000 in additional revenues derived from our 2014 and 2015 acquisitions compared to the prior period. The decrease of 32.7% in revenues in the commercial coffee segment was primarily due to a decrease in the green coffee distribution business which was negatively impacted by the lower commodity prices for green coffee and a slight decrease in the roasted coffee business. The following table summarizes our revenue in thousands by segment:

	For the Three Months Ended September 30,		Percentage change
Segment Revenues	2015	2014
Direct selling	$37,056	$31,275	18.5%
Commercial coffee	4,270	6,344	(32.7)%
Total	$41,326	$37,619	9.9%

Cost of Revenues and Gross Profit

For the three months ended September 30, 2015, overall cost of revenues decreased approximately 2.1% to $16,293,000 as compared to $16,641,000 for the three months ended September 30, 2014. The decrease in cost of revenues is primarily attributable to a decrease of 26.1% in commercial coffee costs primarily due to the decrease in green coffee revenues, offset by an increase of 12.4% in direct selling costs. Cost of revenues includes the cost of inventory, shipping and handling costs incurred by us in connection with shipments to customers, royalties associated with certain products, transaction banking costs and depreciation on certain assets.

For the three months ended September 30, 2015, gross profit increased approximately 19.3% to $25,033,000 as compared to $20,978,000 for the three months ended September 30, 2014. Gross profit as a percentage of revenues increased to 60.6%, compared to 55.8% in the prior year. Below is a table of the gross margin percentages by segment:

	Gross Profit % For the Three Months Ended September 30,
Segment Gross Profit	2015	2014
Direct selling	68.5%	66.8%
Commercial coffee	(8.5)%	1.2%
Consolidated	60.6%	55.8%

Gross profit as a percentage of revenues in the direct selling segment increased by approximately 1.7% for the three months ended September 30, 2015, compared with the same period last year. This increase was primarily due to price increases on certain products that became effective as of the second quarter of the current year. The decrease in gross margin in the commercial coffee segment was primarily due to the lower revenues in green coffee business combined with lower commodity prices for green coffee and the impact of certain fixed costs at the roaster.

Operating Expenses

For the three months ended September 30, 2015, our operating expenses increased approximately 21.5% to $23,976,000 as compared to $19,740,000 for the three months ended September 30, 2014. Included in operating expense is distributor compensation paid to our independent distributors in the direct selling segment. For the three months ended September 30, 2015, distributor compensation increased 20.2% to $17,387,000 from $14,470,000 for the three months ended September 30, 2014. This increase was primarily attributable to the increase in revenues. Distributor compensation as a percentage of direct selling revenues increased to 46.9% as compared to 46.3% for the three months ended September 30, 2014, primarily due to added incentive programs and the continuing higher level achievements by distributors.

For the three months ended September 30, 2015, the sales and marketing expense increased 9.6% to $2,374,000 from $2,167,000 for the three months ended September 30, 2014 primarily due to increased compensation costs and increased distributor event costs.

For the three months ended September 30, 2015, the general and administrative expense increased 35.8% to $4,215,000 from $3,103,000 for the three months ended September 30, 2014 primarily due to increases in consulting costs, employee compensation and international expansion efforts. In addition, the Company recorded an increase to the contingent acquisition liability of $120,000 during this quarter, compared to a decrease of $342,000 in the prior year. The Company also recorded $253,000 in the current quarter to recognize other stock based expense related to warrant modifications.

Total Other Expense

For the three months ended September 30, 2015, total other expense decreased by $951,000 to $32,000 as compared to $983,000 for the three months ended September 30, 2014. The decrease was primarily due to non-cash expense reduction of $1,069,000 as a result of the change in fair value of warrant derivative during the three months ended September 30, 2015 compared to the non-cash expense of $273,000 during the three months ended September 30, 2014. The primary reason for the change in the valuation of the warrant derivative liability was due to the decrease in the market price of the Company’s stock to $0.33 as of September 30, 2015, compared to $0.38 as of June 30, 2015. This reduction was offset by increased interest expense of $391,000 related to contingent acquisition debt and the interest associated with our 2014 and 2015 private placement transactions. Non-cash interest components include amortization of deferred financing costs related to the private placements and the amortization of the debt discount associated with the 2014 Private Placement transaction convertible note payable.

Change in Fair Value of Warrant Derivative Liability. Various factors are considered in the pricing models we use to value the warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors may have a significant impact on the computed fair value of the warrant liability. As such, we expect future changes in the fair value of the warrants to continue and may vary significantly from year to year.

The warrant liability and revaluations have not had a cash impact on our working capital, liquidity or business operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the effective date of the change. We have recognized income tax provision of approximately $609,000, which is our estimated federal and state and foreign income calculation for the three months ended September 30, 2015.

Realization of our deferred tax asset is dependent upon future earnings in specific tax jurisdictions. It is determined that it is more likely than not that the deferred tax asset will be realized in the US Federal tax jurisdiction. A valuation allowance remains on the state and foreign tax attributes that are likely to expire before realization. The differences between the effective rate of 59.4% and the Federal statutory rate of 34% is due to certain permanent differences between our taxable and book income, change in state tax rates, the change in our valuation allowance account, and state income taxes (net of federal benefit).

Net Income

For the three months ended September 30, 2015, we reported net income of $416,000 as compared to a net income of $185,000 for the three months ended September 30, 2014. The increase of $231,000 was attributable to $770,000 increase in income before income taxes, offset by income tax expense increase of $539,000.

Nine months ended September 30, 2015 compared to the nine months ended September 30, 2014

Revenues

For the nine months ended September 30, 2015, our revenue increased 20.8% to $116,876,000 as compared to $96,740,000 for the nine months ended September 30, 2014.  During the nine months ended September 30, 2015, we derived approximately 88% of our revenue from our direct sales and approximately 12% of our revenue from our commercial coffee sales. The increase in direct selling revenue is attributed primarily to the increase in our product offerings, the increase in the number of distributors selling our product and the increase in the number of customers consuming our products as well as $7,677,000 in additional revenues derived from our 2014 and 2015 acquisitions compared to the prior period. The increase in revenues in the commercial coffee segment is primarily due to the addition of green coffee business in April of 2014 and additional revenues from new customers for roasted coffee during the second quarter of 2015. The following table summarizes our revenues in thousands by segment:

	For the Nine Months Ended September 30,		Percentage change
Segment Revenues	2015	2014
Direct selling	$103,206	$84,063	22.8%
Commercial coffee	13,670	12,677	7.8%
Total	$116,876	$96,740	20.8%

Cost of Revenues and Gross Profit

For the nine months ended September 30, 2015, cost of revenues increased approximately 16.5% to $47,752,000 as compared to $40,984,000 for the nine months ended September 30, 2014. The increase in cost of revenues is primarily attributable to the increase in revenues discussed above. Cost of revenues includes the cost of inventory, shipping and handling costs incurred by us in connection with shipments to customers, royalties associated with certain products, transaction banking costs and depreciation on certain assets. Cost of revenue in the commercial coffee segment increased approximately 14.5%, primarily due to the addition of green coffee business.

For the nine months ended September 30, 2015, gross profit increased approximately 24.0% to $69,124,000 as compared to $55,756,000 for the nine months ended September 30, 2014. Below is a table of the gross margin percentages by segment:

	Gross Profit % For the Nine Months Ended September 30,
Segment Gross Profit	2015	2014
Direct selling	67.7%	66.2%
Commercial coffee	(5.5)%	0.6%
Consolidated	59.1%	57.6%

Gross profit as a percentage of revenues in the direct selling segment increased by approximately 1.5% for the nine months ended September 30, 2015, compared with the same period last year. This increase was primarily due to the price increases on certain products that became effective as of the second quarter of the current year. The decrease in gross margin in the commercial coffee segment was primarily due to lower commodity prices for green coffee and the impact of certain fixed costs at the roaster that have not yet started generating the anticipated revenues.

Operating Expenses

For the nine months ended September 30, 2015, our operating expenses increased approximately 25.0% to $65,404,000 as compared to $52,318,000 for the nine months ended September 30, 2014. Included in operating expenses is distributor compensation, the compensation paid to our independent distributors in the direct selling segment. For the nine months ended September 30, 2015, distributor compensation increased 23.8% to $47,261,000 from $38,172,000 for the nine months ended September 30, 2014. This increase was primarily attributable to the increase in revenues. Distributor compensation as a percentage of direct selling revenues increased to 45.8% as compared to 45.4% for the nine months ended September 30, 2014. This increase was primarily due to added incentive programs and higher level achievements by distributors.

For the nine months ended September 30, 2015, the sales and marketing expense increased 12.0% to $6,087,000 from $5,434,000 for the nine months ended September 30, 2014 primarily due to our costs related to increases in costs related to distributor events, wages related to our expansion of customer service support and international staff.

For the nine months ended September 30, 2015, the general and administrative expense increased 38.4% to $12,056,000 from $8,712,000 for the nine months ended September 30, 2014 primarily due to increases in consulting, legal and accounting expenses, employee compensation and international expansion efforts. In addition, we recorded an increase to the contingent acquisition liability of $120,000 for the current year, compared to a decrease of $328,000 for the same period in the prior year. We also recorded $253,000 in the current year to recognize other stock based expense related to warrant modifications.

Total Other Expense

For the nine months ended September 30, 2015, total other expense increased to $4,512,000 as compared to $1,866,000 for the nine months ended September 30, 2014. The increase was primarily due to non-cash expense of $1,232,000 as a result of the change in fair value of warrant derivative compared to the non-cash expense of $273,000 during the nine months ended September 30, 2014. The primary reason for the change in the valuation of the warrant derivative liability was due to the increase in the market price of our stock to $0.33 as of September 30, 2015, compared to $0.24 as of December 31, 2014. Total other expense also increased due to the interest expense related to contingent acquisition debt and the interest associated with our 2014 and 2015 private placement transactions. Non-cash interest components include amortization of deferred financing costs related to the private placements and the amortization of the debt discount associated with the 2014 private placement transaction convertible note payable.

Change in Fair Value of Warrant Derivative Liability. Various factors are considered in the pricing models we use to value the warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors may have a significant impact on the computed fair value of the warrant liability. As such, we expect future changes in the fair value of the warrants to continue and may vary significantly from year to year.

The warrant liability and revaluations have not had a cash impact on our working capital, liquidity or business operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the effective date of the change. As of September 30, 2015 we have recognized income tax benefit of approximately $431,000 which is our estimated federal and state and foreign income calculation for the nine months ended September 30, 2015.

Realization of our deferred tax asset is dependent upon future earnings in specific tax jurisdictions. It is determined that it is more likely than not that the deferred tax asset will be realized in the US Federal tax jurisdiction. A valuation allowance remains on the state and foreign tax attributes that are likely to expire before realization. The difference between the effective rate of 54.4% and the Federal statutory rate of 34% is due to the change in our valuation allowance account, state income taxes (net of federal benefit), change in state tax rates, and certain permanent differences between our taxable and book income.

Net Income (Loss)

For the nine months ended September 30, 2015, we reported a net loss of $361,000 as compared to a net income of $1,156,000 for the nine months ended September 30, 2014. The decrease of $1,517,000 was attributable to $2,364,000 decrease in income before income taxes, offset by income tax benefit of $847,000.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenues

For the year ended December 31, 2014, our revenue increased 56.5% to $134,043,000 as compared to $85,627,000 for the year ended December 31, 2013.  During the year ended December 31, 2014, we derived approximately 87% of our revenue from our direct sales and approximately 13% of our revenue from our commercial coffee sales.  The increase in direct selling revenue is attributed primarily to the increase in our product offerings and the increase in the number of distributors selling our product and the increase in the number of customers consuming our products as well as $14,465,000 in additional revenues derived from the acquisitions of Restart Your Life, LLC acquired on October 1, 2014,  Beyond Organic, Inc., acquired on May 1, 2014, Good Herbs, Inc., acquired on April 28, 2014, Biometics International Inc., acquired on November 19, 2013, GoFoods Global, LLC, acquired on October 1, 2013, and Heritage Makers, Inc., acquired on August 14, 2013. The increase in revenues in commercial coffee segment is primarily due to the addition of green coffee beans business. The following table summarizes our revenue in thousands by segment:

	For the years ended December 31,		Percentage change
Segment Revenues	2014	2013
Direct selling	$116,365	$76,843	51.4%
Commercial coffee	17,678	8,784	101.3%
Total	$134,043	$85,627	56.5%

Cost of Revenue and Gross Profit

For the year ended December 31, 2014, cost of revenue increased approximately 68.1% to $57,718,000 as compared to $34,326,000 for the year ended December 31, 2013. The increase in cost of revenues is primarily attributable to the increase in revenues discussed above. Cost of revenues includes the cost of inventory, shipping and handling costs incurred by us in connection with shipments to customers, royalties associated with certain products, transaction banking costs and depreciation on certain assets. Cost of revenue in the commercial coffee segment increased approximately 125.2%, primarily due to the addition of green coffee business, which is sold at wholesale, and set up costs associated with the Nicaragua operations.

For the year ended December 31, 2014, gross profit increased approximately 48.8% to $76,325,000 as compared to $51,301,000 for the year ended December 31, 2013. Below is a table of the gross margin percentages by segment:

	Gross Profit % For the years ended December 31,
Segment Gross Profit	2014	2013
Direct selling	65.8%	65.7%
Commercial coffee	(1.2)%	9.2%
Consolidated	56.9%	59.9%

Gross profit as a percentage of revenues in the direct selling segment remained constant for the year ended December 31, 2014, compared with the same period last year. The decrease in gross margin in the commercial coffee segment was primarily due to margin compression from fixed price contracts and expenses incurred in connection with the production facility expansion, repairs and maintenance, and lower margins from the green coffee sales associated with fulfillment purchase commitments.

Operating Expenses

For the year ended December 31, 2014, our operating expenses increased approximately 55.4% to $72,956,000 as compared to $46,949,000 for the year ended December 31, 2013. Included in operating expense is distributor compensation, the compensation paid to our independent distributors in the direct selling segment. For the year ended December 31, 2014, distributor compensation increased 59.6% to $52,646,000 from $32,985,000 for the year ended December 31, 2013. This increase was primarily attributable to the increase in revenues and distributors reaching higher rank levels. Distributor compensation as a percentage of direct selling revenues increased to 45.2% as compared to 42.9% for the year ended December 31, 2013, primarily due to added incentive programs and higher level achievements by distributors. For the year ended December 31, 2014, the sales and marketing expense increased 63.2% to $7,363,000 from $4,512,000 for the year ended December 31, 2013 primarily due to the increased promotional and selling costs including our first annual Youngevity summit held in September 2014, additional selling costs related to Heritage Makers, start-up costs related to MK Collaborative line of business that we launched in the first quarter of the current year and costs related to the international expansion efforts that we expect to start generating revenues in the first quarter of fiscal 2015. For the year ended December 31, 2014, the general and administrative expense increased 37.0% to $12,947,000 from $9,452,000 for the year ended December 31, 2013 primarily due to costs related to Heritage Makers, MK Collaborative, Nicaragua set up costs, international expansion and increased legal, business insurance, investor relations and wages related to our rapid expansion plans.

Total Other Expense

For the year ended December 31, 2014, total other expense, net increased 89.8% to $2,371,000 as compared to $1,249,000 for the year ended December 31, 2013. The increase was primarily due to interest expense related to contingent acquisition debt, notes payable interest and amortization of the debt discount associated with our 2014 Private Placement transaction.

Change in Fair Value of Warrant Derivative Liability. Increases or decreases in fair value of the warrants for the year ended December 31, 2014 are included as a component of other income (expense) in the accompanying consolidated statements of income for the respective period. As of December 31, 2014, the liability for warrants increased from its original valuation by $15,000 (see Note 6, to the Financial Statements.) We did not have derivative liabilities during the same period in 2013.

Various factors are considered in the pricing models we use to value the warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors may have a significant impact on the computed fair value of the warrant liability. As such, we expect future changes in the fair value of the warrants to continue and may vary significantly from year to year.

The warrant liability and revaluations have not had a cash impact on our working capital, liquidity or business operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period that includes the effective date of the change. As of December 31, 2014 we evaluated the realizability of the deferred tax asset, based upon achieved and estimated future results and determined that it is more likely than not that the deferred tax asset will be realized. Therefore, we have reversed the valuation allowance in the US Federal tax jurisdiction. A valuation allowance remains on the state and foreign tax attributes that are likely to expire before realization. The change in valuation allowance decreased approximately $4,213,000 for the year ended December 31, 2014. We have recognized income tax expense of $293,000, which is our estimated federal, state and foreign income tax liability for the year ended December 31, 2014, offset by income tax benefit of $4,664,000 as a result of the change in deferred taxes, for a net income tax benefit of $4,371,000 for the year ended December 31, 2014. The difference between the current effective rate and the Federal statutory rate of 35.0% is primarily due to the change in our valuation allowance account.

Net Income

For the year ended December 31, 2014, net income increased to $5,369,000 as compared to a net income of $2,651,000 for the year ended December 31, 2013. The increase of $2,718,000 was attributable to the a change in income taxes of $4,823,000 which was primarily as a result of the recognition of income tax benefit $4,664,000 discussed above offset by the decrease in income before this of $2,105,000.

Adjusted EBITDA September 30, 2015

EBITDA (earnings before interest, income taxes, depreciation and amortization) as adjusted to remove the effect of stock based compensation expense and the change in the fair value of the warrant derivative or “Adjusted EBITDA,” was $6,629,000 for the nine months ended September 30, 2015 compared to $5,773,000 in the same period for the prior year.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period growth. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team.

Adjusted EBITDA is a non-GAAP financial measure.  We calculate adjusted EBITDA by taking net income, and adding back the expenses related to interest, income taxes, depreciation, amortization, stock based compensation expense, change in the fair value of the warrant derivative and non-cash impairment loss, as each of those elements are calculated in accordance with GAAP.  Adjusted EBITDA should not be construed as a substitute for net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by GAAP.

A reconciliation of our adjusted EBITDA to net (loss) income for the nine months ended September 30, 2015 and 2014 is included in the table below (in thousands):

	Nine Months Ended
	September 30,
	2015	2014
Net (loss)	$(361)	$1,156
Add
Interest	3,280	1,593
Income taxes	(431)	416
Depreciation	895	509
Amortization	1,578	1,439
EBITDA	4,961	5,113
Add
Stock based compensation	436	387
Change in the fair value of warrant derivative	1,232	273
Adjusted EBITDA	$6,629	$5,773

Adjusted EBITDA December 31, 2014

EBITDA (earnings before interest, taxes, depreciation and amortization) as adjusted to remove the effect of stock based compensation expense and the change in the fair value of the warrant derivative or “Adjusted EBITDA,” was $6,592,000 for the year ended December 31, 2014 compared to $7,279,000 in the same period for the prior year.

Management believes that Adjusted EBITDA, when viewed with our results under GAAP and the accompanying reconciliations, provides useful information about our period-over-period growth. Adjusted EBITDA is presented because management believes it provides additional information with respect to the performance of our fundamental business activities and is also frequently used by securities analysts, investors and other interested parties in the evaluation of comparable companies. We also rely on Adjusted EBITDA as a primary measure to review and assess the operating performance of our company and our management team.

Adjusted EBITDA is a non-GAAP financial measure.  We calculate adjusted EBITDA by taking net income, and adding back the expenses related to interest, taxes, depreciation, amortization, stock based compensation expense, change in the fair value of the warrant derivative and non-cash impairment loss, as each of those elements are calculated in accordance with GAAP.  Adjusted EBITDA should not be construed as a substitute for net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by GAAP.

A reconciliation of our adjusted EBITDA to net income for the years ended December 31, 2014 and 2013 is included in the table below.

	Years ended
	December 31,
	2014	2013
Net Income	$5,369,000	$2,651,000
Add
Interest	2,359,000	1,249,000
Taxes	(4,371,000)	452,000
Depreciation	753,000	464,000
Amortization	1,933,000	1,615,000
EBITDA	6,043,000	6,431,000
Add
Stock based compensation	534,000	848,000
Change in the fair value of warrant derivative	15,000	-
Adjusted EBITDA	$6,592,000	$7,279,000

Liquidity and Capital Resources

Recent Financings

We believe that current cash balances, future cash provided by operations, our accounts receivable factoring agreement and line of credit will be sufficient to cover our operating and capital needs in the ordinary course of business for at least the next 12 months. Though our operations are currently meeting our working capital requirements, in November 2015 we completed the November 2015 Offering pursuant to which we raised cash proceeds of $3,187,500 and converted $4,000,000 of debt from the January 2015 Offering and issued to three (3) investors three (3) year senior secured Notes in the aggregate principal amount of $7,187,500 and warrants exercisable to purchase 9,583,333 shares of Common Stock at a price per share of $0.45. The Notes are convertible initially into 20,535,714 shares of Common Stock at a conversion price of $0.35 per share We also issued 3,011,904 November 2015 Warrants to the placement agent and its designees, of which 2,053,571 have an exercise price of $0.35 per share and 958,333 have an exercise price of $0.45 per share. The November 2015 Notes bear interest at a rate of eight percent (8%) per annum.  We have the right to prepay the November 2015 Notes at any time after the one year anniversary date of the issuance of the November 2015 Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest.  We intend to invest the net offering proceeds from the November 2015 Offering in our wholly owned subsidiary, CLR, to fund working capital for its Nicaragua plantation and for the purchase of green coffee to accelerate the growth on its green coffee division. For twelve (12) months following the closing of the November 2015 Offering, the investors in the November 2015 Offering have the right to participate in any future equity financings by us  up to their pro rata share of the aggregate maximum offering amount.

On January 29, 2015, we completed the January 2015 Offering, pursuant to which we raised aggregate gross proceeds of $5,250,000 in the January 2015 Offering and sold aggregate units consisting of the 8% secured promissory notes in the aggregate principal amount of $5,250,000 and 1,575,000 shares of our common stock which are mature in January 2016. The funds were used by us to purchase green coffee. As payment for a portion of his investment in the November 2015 Offering, one investor applied $4,000,000 of the amount owed to him under his January 2015 Note to acquire $4,000,000 of the November 2015 Notes and November 2015 Warrants and we prepaid the remaining $1,028,493.15 owed under the January 6, 2015 Note.  At this time $250,000 in principal amount is owed under the January 2015 Notes that are due in January 2016.

On October 10, 2014, we entered into a revolving line of credit agreement with Wells Fargo Bank National Association “Wells Fargo”, our principal banking partner. The line of credit provides us with a $2.5 million revolving credit line. The outstanding principal balance of the line of credit shall bear interest at a fluctuating rate per annum determined by the bank to be two and three-quarter percent (2.75%) above daily one month LIBOR as in effect from time to time. The bank charges an unused commitment fee equal to five tenths of a percent (.5%) per annum on the daily unused amount of the Line of Credit and is payable quarterly. The Company intends to utilize the revolver to finance working capital. This revolving line of credit expired effective October 13, 2015. We are currently in the process of renegotiating a new line of credit with Wells Fargo. As of September 30, 2015, there were no amounts currently drawn against this facility.

Sources of Liquidity-September 2015

At September 30, 2015 we had cash and cash equivalents of approximately $1,980,000 as compared to cash and cash equivalents of $2,997,000 as of December 31, 2014. The decrease in cash was primarily due to an increase in inventory purchases and cash used for capital expenditures.

Cash Flows

Cash used in operating activities. Net cash used by operating activities for the nine months ended September 30, 2015 was $556,000, as compared to net cash provided by operating activities of $2,966,000 for the nine months ended September 30, 2014. Net cash used by operating activities consisted of net loss of $361,000 offset by an increase of $5,521,000 in net non-cash operating expenses, and reduced by $5,716,000 in changes in operating assets and liabilities.

Net non-cash operating expenses for the nine months ended September 30, 2015  included $1,232,000 related to the change in the fair value of warrant derivative liability, $2,473,000 in depreciation and amortization, $436,000 in stock based compensation expense, $253,000 related to warrant modification expense, $639,000 related to the amortization of deferred costs associated with the private placements, $712,000 related to the amortization of debt discounts and $224,000 in other non-cash expenses, net.

Changes in operating assets and liabilities were attributable to decreases in working capital primarily related to changes in inventory of $5,738,000, prepaid expenses and other current assets, net of $668,000 (net of non-cash deferred costs), deferred revenues of $1,547,000 and $278,000 related to income tax receivable. Increases in working capital primarily related to changes in accounts receivable, net of $131,000 of which $428,000 related to a decrease in our factoring receivable and offset by an increase of $297,000 from trade related receivables, accounts payable of $907,000, accrued distributor compensation of $192,000 and accrued expenses and other liabilities of $1,285,000.

Cash used in investing activities. Net cash used in investing activities for the nine months ended September 30, 2015 was $2,339,000, as compared to net cash used in investing activities of $4,220,000 for the nine months ended September 30, 2014. Net cash used in investing activities consisted of $32,000 in initial cash payments net of intangibles acquired related to our business acquisitions and $2,307,000 in purchases of property and equipment and leasehold improvements.

Cash provided by financing activities. Net cash provided by financing activities was $1,992,000 for the nine months ended September 30, 2015 as compared to net cash provided by financing activities of $2,421,000 for the nine months ended September 30, 2014. The increase in cash provided by financing activities was primarily due to the net proceeds related to the January 2015 Private Placement of approximately $5,080,000, proceeds from exercise of stock options and warrants of $259,000, offset by $214,000 in payments for the CLR factoring agreement, $163,000 in payments to reduce notes payable, $2,545,000 in payments related to contingent acquisition debt, $43,000 in payments to reduce capital lease obligations and $382,000 in payments related to our share repurchase program.

Sources of Liquidity December 2014

At December 31, 2014 we had cash and cash equivalents of approximately $2,997,000 and negative working capital of approximately $2,763,000 as compared to cash and cash equivalents of $4,320,000 and working capital of approximately $1,048,000 as of December 31, 2013.

Cash Flows

Cash provided by operating activities. Net cash provided by operating activities for the year ended December 31, 2014 was $1,902,000, as compared to net cash provided by operating activities of $4,071,000 for the year ended December 31, 2013. Net cash provided by operating activities consisted of net income of $5,369,000 reduced by $790,000 in net non-cash operating expenses, and $2,677,000 in operating assets and liabilities.

Net non-cash operating expenses included $2,686,000 in depreciation and amortization, $534,000 in stock based compensation expense, $654,000 in other non-cash expenses, offset by $4,664,000 in change in deferred income taxes.

Changes in operating assets and liabilities were primarily attributable to increases in accounts receivable of $665,000,  inventory of $5,810,000, prepaid expenses and other current assets of $2,095,000, accounts payable of $2,643,000, accrued distributor compensation of $1,466,000, deferred revenues of $1,767,000, accrued expenses and other liabilities of $325,000 and income tax receivable of $308,000.

Cash   used   by   investing   activities. Net cash used in investing activities for the year ended December 31, 2014 was $5,137,000, as compared to net cash used in investing activities of $1,145,000 for the year ended December 31, 2013. Net cash used in investing activities consisted of $2,100,000 in cash paid for the Siles Plantation acquisition and $3,037,000 in purchases of equipment to increase production capacity in the commercial coffee segment and expenditures related to leasehold improvements at the corporate facility.

Cash   provided   (used)   by   financing   activities. Net cash provided by financing activities was $2,022,000 for the year ended December 31, 2014 as compared to net cash used in financing activities of $1,589,000 in the same period in 2013. The increase in cash provided by financing activities was primarily due to the net proceeds related to the 2014 private placement of $4,260,000, proceeds of $375,000 received from the exercise of common stock and warrants and $538,000 from the CLR factoring agreement, offset by $225,000 in payments to reduce notes payable, $2,488,000 in payments related to contingent acquisition debt, $94,000 in payments to reduce capital lease obligations and $344,000 in payments related to our share repurchase program.

Future Liquidity Needs

Payments Due by Period

The following table summarizes our expected contractual obligations and commitments subsequent to September 30, 2015 (in thousands):

		Current	Long-Term
Contractual Obligations*	Total	(9 months) 2015-16	(3 months) 2016	2017	2018	2019	Thereafter
Operating Leases	$7,264	$1,068	$264	$856	$616	$571	$3,889
Capital Leases	149	43	7	27	27	27	18
Notes Payable, “September 2014 Offering”(*)	4,750	-	-	-	-	4,750	-
Notes Payable, January 2015 Offering	250	250	-	-	-	-	-
Notes Payable, “November Offering” (*)	7,187	-	-	-	7,187	-	-
Notes Payable, Operating	4,904	227	57	235	175	157	4,053
Contingent Acquisition Debt	9,052	2,681	319	1,214	1,353	905	2,580
Total	$33,556	$4,269	$647	$2,332	$9,358	$6,410	$10,540

(*)
The notes were issued in September 2014 Offering and the November 2015 Offering, mature in five and three years after their date of issuance, respectively, unless they are converted into shares of Common Stock prior to maturity.

“Operating leases” generally provide that property taxes, insurance, and maintenance expenses are our responsibility. Such expenses are not included in the operating lease amounts that are outlined in the table above.

During the third quarter of fiscal year ended December 31, 2014, we completed a private placement and entered into Note Purchase Agreements with seven (7) accredited investors pursuant to which we sold units consisting of five (5) year senior secured convertible Notes in the aggregate principal amount of $4,750,000, that are convertible into shares of our common stock. The Notes are due in September 2019 if the option to convert has not been exercised.

In January 2015, we completed a private placement and entered into Note Purchase Agreements with three (3) accredited investors pursuant to which we sold units consisting of one (1) year senior secured notes in the aggregate principal amount of $5,250,000. In November 2015, $4,000,000 of the January 2015 Notes was paid by converting into our November 2015 Offering. The remaining balance on the January 2015 Notes of $250,000 is due in January 2016.

In November 2015, we completed a private placement and entered into Note Purchase Agreements with three (3) accredited investors pursuant to which we sold senior secured convertible notes in the aggregate principal amount of $7,187,500, that are convertible into shares of Common Stock. The November 2015 Notes are due in October and November 2018 if the option to convert has not been exercised.

The “Notes Payable, Operating” relates primarily to our note and mortgage on our corporate office property 2400 Boswell building. On March 15, 2013, we acquired 2400 Boswell for approximately $4.6 million dollars.  2400 Boswell LLC is the owner and lessor of the building occupied by us for our corporate office and warehouse in Chula Vista, CA. The purchase was from an immediate family member of our Chief Executive Officer and consisted of approximately $248,000 in cash, $334,000 of debt forgiveness and accrued interest, and a promissory note of approximately $393,000, payable in equal payments over 5 years and bears interest at 5.00%.  Additionally, we assumed a long-term mortgage of $3,625,000, payable over 25 years and have an initial interest rate of 5.75%. The interest rate is the prime rate plus 2.50%. The lender will adjust the interest rate on the first calendar day of each change period. As of September 30, 2015 the balance on the long-term mortgage was $3,448,000 and the balance on the promissory note was $209,000, both of which are included in notes payable.

The “Contingent acquisition debt” relates to contingent liabilities related to business acquisitions. Generally, these liabilities are payments to be made in the future based on a level of revenue derived from the sale of products.  These numbers are estimates and actual numbers could be higher or lower because many of our contingent liabilities relate to payments on sales that have no maximum payment amount. In many of those transactions, we have recorded a liability for contingent consideration as part of the purchase price.  All contingent consideration amounts are based on management’s best estimates utilizing all known information at the time of the calculation.

In connection with our acquisition of FDI, we assumed mortgage guarantee obligations made by FDI on the building housing our New Hampshire office.  The balance of the mortgage is approximately $1,922,000 as of September 30, 2015.

Factoring Agreement

We have a factoring agreement (“Factoring Agreement”) with Crestmark Bank (“Crestmark”) related to our accounts receivable resulting from sales of certain products within its commercial coffee segment. The Factoring Agreement provides for us to receive advances against the purchase price of our receivables at the rate of 85% of the aggregate purchase price of the receivable outstanding at any time less: receivables that are in dispute, receivables that are not credit approved within the terms of the Factoring Agreement, and any fees or estimated fees related to the Factoring Agreement. Interest is accrued on all outstanding advances at the greater of 5.25% per annum or the Prime Rate (as identified by the Wall Street Journal) plus an applicable margin. The margin is based on the magnitude of the total outstanding advances and ranges from 2.50% to 5.00%. In addition to the interest accrued on the outstanding balance, the factor charges a factoring commission for each invoice factored, which is calculated as the greater of $5.00 or 0.875% to 1.00% of the gross invoice amount and is recorded as interest expense. The minimum factoring commission payable to the bank is $90,000 during each consecutive 12-month period.

Accounts receivable, as of September 30, 2015 and December 31, 2014, were approximately $399,000 and $827,000 respectively reflects the related collateralized accounts. The Company's outstanding liability related to the Factoring Agreement was approximately $325,000 and $538,000 as of September 30, 2015 and December 31, 2014, respectively.

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements as of September 30, 2015.

BUSINESS

We operate in two segments: the direct selling segment where products are offered through a global distribution network of preferred customers and distributors and the commercial coffee segment where products are sold directly to businesses. During the year ended December 31, 2014, we derived approximately 87% of our revenue from our direct sales and approximately 13% of our revenue from our commercial coffee sales. During the nine months end September 30, 2015, we derived approximately 88% of our revenue from direct sales and approximately 12% of our revenue from our commercial coffee sales.

Direct Selling Segment - In the direct selling segment we sell health and wellness, beauty product and skin care, scrap booking and story booking items and packaged food products on a global basis and offer a wide range of products through an international direct selling network. Our direct sales are made through our network, which is a web-based global network of customers and distributors.  Our multiple independent sales force markets a variety of products to an array of customers, through friend-to-friend marketing and social networking. We consider our company to be an e-commerce company whereby personal interaction is provided to customers by our Youngevity(R) Essential Life Sciences independent sales network. Initially, our focus was solely on the sale of products in the health, beauty and home care market through our marketing network; however, we have since expanded our selling efforts to include a variety of other products in other markets. Our direct selling segment offers more than 2,300 products to support a healthy lifestyle including:

●	Nutritional products	●	Gourmet coffee
●	Sports and energy drinks	●	Skincare and cosmetics
●	Health and wellness-related services	●	Weight loss
●	Lifestyle products (spa, bath, garden, and pet related products)	●	Pharmacy discount cards
●	Digital products including Scrap books and Memory books	●	Packaged foods
●	Apparel and fashion accessories

Since 2010, we have expanded our operations through a series of acquisitions of other direct selling companies and their product lines, we have substantially expanded our distributor base by merging the companies that we have acquired under our web-based independent distributor network, as well as providing our distributors with additional new products to add to their product offerings.

Recent Developments

Below is a summary of our significant recent developments that occurred during fiscal 2015:

Private Placements

On November 25, 2015, we closed the final round of the November 2015 Offering pursuant to which we raised cash proceeds of $3,187,500 and converted $4,000,000 of debt from a previous private placement and sold aggregate units to three (3) investors consisting of three (3) year senior secured Notes in the aggregate principal amount of $7,187,500 and warrants exercisable to purchase 9,583,333 shares of Common Stock from at a price per share of $0.45. The November 2015 Notes are convertible into 20,535,714 shares of Common Stock at a conversion price of $0.35 per share.

We issued 3,011,904 warrants to the placement agent and its designees, of which 2,053,571 have an exercise price of $0.35 per share and 958,333 have an exercise price of $0.45 per share.

The November 2015 Notes bear interest at a rate of eight percent (8%) per annum.  We have the right to prepay the November 2015 Notes at any time after the one year anniversary date of the issuance of the November 2015 Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest.  The November 2015 Notes rank senior to all of our debt other than certain debt owed to Wells Fargo Bank, Crestmark Bank, the investors in our prior private placements, a mortgage on property, and any refinancings thereof.  We and CLR, have provided collateral to secure the repayment of the November 2015 Notes and have pledged our assets (which liens are junior to CLR’s line of credit and equipment lease and junior to the rights of note holders in our prior financings but senior to all of their other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors.  Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the November 2015 Notes, subject to the terms of a Guaranty executed by him with the investors.  In addition, Mr. Wallach has agreed not to sell, transfer or pledge the 30 million shares of the Common Stock that are currently pledged as collateral to a previous financing so long as his personal guaranty is in effect.

The November 2015 Warrants contain cashless exercise provisions in the event a registration statement registering the Common Stock underlying the November 2015 Warrants has not been declared effective by the Securities and Exchange Commission by specified dates and customary anti-dilution protection and registration rights.  The November 2015 Warrants issued by investors expire sixty (60) months from the date of the respective tranche closing and have an exercise price of $0.45 per share. Warrants issued to the placement agent and its designees of 958,333 expire sixty (60) months from the date of issuance and have an exercise price of $0.45 and 2,053,571 expire in thirty-six (36) months from the date of issuance and have an exercise price of $0.35 per share.

We intend to invest the net offering proceeds of the November 2015 Offering in our wholly owned subsidiary, CLR, to fund working capital for its Nicaragua plantation and for the purchase of green coffee to accelerate the growth on its green coffee division. For twelve (12) months following the closing of the November 2015 Offering, the investors in the November 2015 Offering have the right to participate in any future equity financings by us  up to their pro rata share of the aggregate maximum offering amount.

In connection with the November 2015 Offering, we also entered into the “Registration Rights Agreement” with the investors in the November 2015 Offering.  The Registration Rights Agreement requires that we file a registration statement (the “Initial Registration Statement”) with the Securities and Exchange Commission within sixty (60) days of the final closing date of the Offering (the “Filing Date”) for the resale by the investors of all of the Common Shares underlying the November 2015 Notes and the November 2015 Warrants and all shares of Common Stock issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect thereto (the “Registrable Securities”).  The Initial Registration Statement must be declared effective by the SEC on the later of 180 days of the final closing date of the Offering or, if the registration statement receives a full review by the Securities and Exchange Commission, 210 days of the final closing date (the “Effectiveness Date”) subject to certain adjustments.  Upon the occurrence of certain events (each an “Event”), including, but not limited to, that the Initial Registration Statement is not filed prior to the Filing Date or declared effective by the Effectiveness Date, we will be required to pay to the investors liquidated damages of 1.0% of their respective aggregate purchase price upon the date of the Event and then monthly thereafter until the Event is cured.  In no event may the aggregate amount of liquidated damages payable to each of the investors exceed in the aggregate 10% of the aggregate purchase price paid by such investor for the Registrable Securities.

In January 2015, we raised aggregate gross proceeds of $5,250,000 when we entered into note purchase agreements with three (3) accredited investors pursuant to which we sold 52.5 units, each unit consisting of a one (1) year secured note in the aggregate principal amount of $100,000 and 30,000 shares of Common Stock.  We used the net offering proceeds from the January 2015 Offering for CLR to fund the purchase of Nicaragua green coffee to be sold under the terms of a letter of intent for sourcing and supply. The January 2015 Notes bear interest at a rate of eight percent (8%) per annum.  We have the right to prepay the January 2015 Notes at any time at a rate equal to 100% of the then outstanding principal balance and accrued interest.  The January 2015 Notes rank pari passu to all other notes of ours other than certain outstanding senior debt.  CLR has provided collateral to secure the repayment of the January 2015 Notes and has pledged the Nicaragua green coffee beans acquired with the proceeds, the contract rights under the letter of intent and all proceeds of the foregoing (which lien is junior to CLR’s line of credit and equipment lease but senior to all of its other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors.  Stephan Wallach, the Company’s Chief Executive Officer, has also personally guaranteed the repayment of the January 2015 Notes, subject to the terms of a Guaranty executed by him with the investors.  In addition, Mr. Wallach has agreed not to sell, transfer or pledge 30 million shares of the Common Stock that he owns so long as his personal guaranty is in effect. One holder of a January 2015 Note in the principal amount of $5,000,000 was prepaid on October 26, 2015 through a cash payment from us to the investor of $1,028,493.15 and the remaining $4,000,000 owed was applied to the investor’s purchase of a $4,000,000 November 2015 Note in the November 2015 Offering and a November 2015 Warrant exercisable to purchase 5,333,333 shares of Common Stock. The remaining balance of the Notes is $250,000 and payable in January 2016.

Acquisitions

On July 1, 2015 we acquired certain assets of Paws Group, LLC, a pet supply company and provider of treats for cats and dogs as well as grooming and bath products.

On June 1, 2015, we acquired certain assets of Mialisia & Co., LLC, a jewelry sales company that specializes in interchangeable jewelry.

On March 4, 2015, we acquired certain assets and assumed certain liabilities of JD Premium, LLC, a dietary supplement company and provider of vitamins, minerals and supplements.

On February 23, 2015, we acquired certain assets and assumed certain liabilities of Sta-Natural, LLC, a dietary supplement company and provider of vitamins, minerals and supplements for families and their pets.

 Set forth below is information regarding each of our recent acquisitions.

Paws Group, LLC

Effective July 1, 2015, we acquired certain assets of Paws Group, LLC, (“PAWS”) a direct-sales company for pet lovers that offers an exclusive pet boutique carrying treats for dogs and cats as well as grooming and bath products.  The purchase price consisted of a maximum aggregate purchase price of $150,000. The Company agreed to pay initial cash payment of approximately $61,000, for which we received certain inventories, the initial cash payment was applied against and reduce the maximum aggregate purchase price.

Mialisia & Co., LLC

On June 1, 2015, the Company acquired certain assets of Mialisia & Co., LLC, (“Mialisia”) a direct-sales jewelry company that specializes in interchangeable jewelry. As a result of this business combination, the Company’s distributors and customers have access to the unique line of Mialisia’s patent-pending “VersaStyle(TM)” jewelry and Mialisia’s distributors and customers will gain access to products offered by the Company. The purchase price consisted of a maximum aggregate purchase price of $1,900,000. We agreed to pay initial cash payment of $118,988, for which we received certain inventories, the initial cash payment was applied against and reduce the maximum aggregate purchase price.

JD Premium LLC

On March 4, 2015, we acquired certain assets of JD Premium, LLC (“JD Premium”) a dietary supplement company. As a result of this business combination, our distributors and customers obtained access to JD Premium’s unique line of products and JD Premium’s distributors and clients gain access to products offered by us. The purchase price consisted of a maximum aggregate purchase price of $500,000. We made an initial cash payment of $50,000 for the purchase of certain inventories, which has been applied against and reduce the maximum aggregate purchase price.

Sta-Natural, LLC

On February 23, 2015, we acquired certain assets and assumed certain liabilities of Sta-Natural, LLC, (“Sta-Natural”) a dietary supplement company and provider of vitamins, minerals and supplements for families and their pets. As a result of this business combination, our distributors and customers have access to Sta-Natural’s unique line of products and Sta-Natural’s distributors and clients gain access to products offered by us. The purchase price consisted of a maximum aggregate purchase price of $500,000. We made an initial cash payment of $50,000 of which we also received certain inventories valued at $25,000, the initial cash payment was applied against and reduce the maximum aggregate purchase price.

Restart Your Life

On October 1, 2014, we acquired certain assets and assumed certain liabilities of Restart Your Life, LLC, a dietary supplement company and provider of immune system support products and therapeutic skin lotions. The maximum cash consideration payable by us is $1,492,000 and we agreed to assume certain liabilities with a maximum payable amount of $258,000.

Beyond Organic, LLC

On May 1, 2014, we acquired certain assets and assumed certain liabilities of Beyond Organic, LLC, a vertically integrated organic food and beverage company. The maximum consideration payable by us is $6,200,000, subject to adjustment. For the first ten months, we are obligated to pay a monthly fixed amount of $92,500, followed by monthly payments based on percentage of Beyond Organic distributor revenues and royalty revenues until the earlier of the date that is seven years from the closing date or such time as we have paid to Beyond Organic aggregate cash payments of Beyond Organic distributor revenue and royalty revenue equal to the maximum aggregate purchase price.

Good Herbs, Inc.

On April 28, 2014, we acquired certain assets and assumed certain liabilities of Good Herbs, Inc., a traditional herbal company with pure, unaltered, chemical-free, natural herbal supplements. The maximum consideration payable by us is $1,900,000, subject to adjustments. We are obligated to make monthly payments based on a percentage of Good Herbs distributor revenue and royalty revenue until the earlier of the date that is 10 years from the closing date or such time as we have paid to Good Herbs aggregate cash payments of Good Herbs distributor revenue and royalty revenue equal to the maximum aggregate purchase price.

Biometics

In November 2013, we acquired certain assets and assumed certain liabilities of Biometics International, Inc., a California corporation (“Biometics”). Biometics is an innovator in advanced liquid nutritional supplements. The purchase price consisted of a maximum of $1,600,000, of which $200,000 was related to assumed liabilities and the remaining $1,400,000 is payable in cash based on the lesser of $22,500 or 15% of gross sales revenue generated by Biometics distributor organization, plus 5% of Biometics product sales generated outside the Biometics distributor organization. Payments are made monthly until the earlier of the date that is five years from the closing or until such time we have paid aggregate cash payments equal to $1,400,000, however, in no event shall the aggregate purchase price be less than $1,000,000. The contingent consideration’s estimated fair value at the date of acquisition was $1,000,000, as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

Go Foods

In October 2013 we acquired certain assets and assumed certain liabilities of Go Foods Global, LLC, a Utah limited liability corporation (“GoFoods”). GoFoods is a unique direct seller of healthy and nutritious extended shelf-life food products. The transaction was accounted for as a business combination. The purchase price consisted of a maximum of $2,000,000, subject to adjustment as follows: if the aggregate revenue for the twelve months beginning with the closing date is less than $2,400,000, then the aggregate purchase price shall be reduced by the difference between $2,400,000 and the twelve month revenue, provided, however, that in no event shall the maximum aggregate purchase price be reduced below $1,450,000.

Heritage Makers

In August, 2013, we acquired certain assets and assumed certain liabilities of Heritage Makers, Inc., a direct sales personal publishing company based in Provo, Utah. The transaction was accounted for as a business combination. The purchase price consisted of $500,000 paid at closing, plus an amount equal to 4% of gross sales revenue generated by Heritage Makers’ distributor organization until such time a maximum of $700,000 of 4% payments are made by us.

Livinity

In July 2012, we acquired certain assets of Livinity, Inc., a Kansas corporation (“Livinity”). Livinity developed and distributed nutritional supplements through its distributorship organization of independent authorized agents.  The contingent consideration to be paid in cash by us is based on a percentage of sales by Livinity’s distributor organization of which we have estimated the fair value at the date of acquisition to be approximately $641,000, as determined by management using a discounted cash flow methodology.

True2Life

In March 2012, we acquired certain assets of GLIE, LLC, a California limited liability corporation conducting the majority of its business under the trade name True2Life.  True2Life was a developer and distributor of nutritional supplements, including vitamin and mineral supplements. The contingent consideration to be paid in cash by us is based on a percentage of revenue derived from sales through the True2Life distributor organization and sales of the True2Life products over a seven year period. We have estimated the fair value at the date of acquisition to be approximately $227,000, as determined by management using a discounted cash flow methodology.

Coffee Segment - We engage in the commercial sale of one of our products, our coffee through our subsidiary CLR and its subsidiary.  We own a traditional coffee roasting business that produces coffee under its own Café La Rica brand, Josie’s Java House Brand and Javalution brands. CLR produces a variety of private labels through major national sales outlets and to major customers including cruise lines and office coffee service operators, as well as through our distributor network.  Our coffee manufacturing division, CLR, was established in 2003 and is a wholly-owned subsidiary. CLR produces and markets a unique line of coffees with health benefits under the JavaFit(R) brand which is sold directly to consumers.

In March 2014, we expanded our coffee segment and started our new green coffee business with CLR’s acquisition of Siles Plantation Family Group, which is now a wholly-owned subsidiary of CLR.  Siles Plantation Family Group acquired in May 2014: (i) La Pita,” a dry-processing facility on approximately 26 acres of land in Matagalpa, Nicaragua; (ii) “El Paraiso,” a coffee plantation located in Matagalpa, Nicaragua consisting of approximately 450 acres of land and thousands of coffee plants; and (iii) we have paid a deposit to purchase “El Paraisito,” an approximate 450 acre plantation located adjacent to El Paraiso. Each plantation is roughly 450 acres and produces 100 percent Arabica coffee beans that are shade grown, Rainforest Alliance Certified(TM) and Fair Trade Certified(TM). The 50,000 square foot drying facility is SQF Level 2 certified, which is a stringent food safety auditing process that verifies the coffee bean processing plant and distribution facility is in compliance with Certified HACCP (Hazard Analysis, Critical Control Points) food safety plans.

The two plantations are located on adjacent plots of land and when coupled with our recently acquired dry-processing facility and existing U.S. based coffee roaster facilities allows CLR to control the coffee production process from field to cup. The dry-processing plant allows CLR to produce and sell green coffee to major coffee suppliers in the United States and around the world. CLR has engaged a husband and wife team to operate the Siles Plantation Family Group by way of an operating agreement. The agreement provides for the sharing of profits and losses generated by the Siles Plantation Family Group after certain conditions are met. CLR has made substantial improvements to the land and facilities in 2014 and has continued improvements through 2015. The 2016 harvest season started in November 2015 and will continue through May of 2016.

Products

Direct Selling Segment - Youngevity (R)

We offer more than 2,300 products to support a healthy lifestyle. All of these products, which are sold through our direct selling network, can be categorized into eleven sub-product lines. (Nutritional Supplements, Sports and Energy Drinks, Health and Wellness, Weight Loss, Gourmet Coffee, Skincare and Cosmetics, Lifestyle Services, digital products including Scrap books and Memory books, Packaged Foods, Pharmacy Discount Cards, Clothing and Jewelry line.)

Our flagship Nutritional Supplements include our Healthy Start Pak(TM), which includes Beyond Tangy Tangerine (R) (a multivitamin/mineral/amino acid supplement), EFA Plus(TM) (an essential fatty acid supplement), and Osteo-fx Plus(TM) (a bone and joint health supplement). This product category is continually evaluated, updated where and when necessary.  New products are introduced to take advantage of new opportunities that may become available based on scientific research and or marketing trends.  Beyond Tangy Tangerine (R) 2.0 was added to the line offering a second flavor option and a non GMO option our number one selling product.  Additionally, Imortalium, an anti-aging product, was introduced on December 31, 2013. The product was introduced with a short marketing video and its own microsite available at www.imortalium.com.

Our Sports and Energy Drinks include Rebound FX(TM), formulated for quick, sustained energy and endorsed by former All Star Basketball player Theo Ratliff. Our flagship Weight Management program is marketed as the Healthy Body Challenge which is a program that involves three phases including detoxification, transformation and the healthy lifestyle phase.  Each phase includes recommended products. During the transformation phase we recommend the Slender FX(TM) Weight Management System, consisting of a meal replacement shake plus supplements to support healthy weight loss. Our Gourmet Coffee includes JavaFit(R), a line of gourmet coffees blended with nutrients to support various health aspects. Our Personal Care products include Youngevity(R) Mineral Makeup(TM) and Youngevity(R) Botanical Spa(TM), Ancient Legacy(TM) Essential Oils, and Isola Luce(TM) Palm Oil Candles. Our Home and Garden products include Arthrydex(TM), a joint health supplement for pets; Hydrowash(TM), an environmentally safe cleaner; and Bloomin Minerals(TM), a line of plant and soil revitalizers.

Financial Destination, Inc. (“FDI”) and its related entities FDI Management, Inc. and MoneyTrax, LLC were acquired by Youngevity International, Inc. in October 2011. FDI was a nationwide direct marketer of financial, and health and wellness-related products and services.  FDI’s distributors, in addition to selling FDI products, now sell our other products such as our Youngevity(R) and JavaFit(R) products, and existing distributors of Youngevity(R) and JavaFit(R) products also sell our FDI financial services.

Our acquisition of Heritage Makers in August of 2013 allows customers and distributors to create and publish a number of products utilizing their personal photos.  A Heritage Makers account provides ongoing access to Studio, a user friendly, online program, where a person can make one-of-a-kind keepsakes, storybooks, photo gifts and more, using Heritage Makers rich library of digital art and product templates. Products available include Storybooks, Digital Scrapbooking, Cards, Home Décor, and Photo Gifts. The full offering can be viewed at www.heritagemakers.com.

The approximate percentages of total product sales represented by our top-selling products are:
	Years Ended December 31,
	2014	2013
Product
Beyond Tangy Tangerine(R) 2.0	17%	7%
Beyond Tangy Tangerine(R)	11%	17%
Ultimate EFA Plus 90 Soft Gels	7%	5%
Beyond Osteo FX Liquid	6%	7%
Osteo FX Plus(TM) Powder	6%	2%

Coffee Segment - CLR Roasters, LLC (“CLR”)

Our coffee line initially began in 2003 with the formation of Javalution.  Javalution, through its JavaFit Brand, develops products in the relatively new category of fortified coffee.  JavaFit fortified coffee is a blend of roasted ground coffee and various nutrients and supplements.  Our JavaFit line of coffee is only sold through our direct selling network. CLR produces coffee under its own brands, as well as under a variety of private labels through major national retailers, various office coffee and convenience store distributors, to wellness and retirement centers, to a number of cruise lines and cruise line distributors, and direct to the consumer through sales of the JavaFit Brand to our direct selling division.

In addition, CLR produces coffee under several company owned brands including: Café La Rica, Café Alma, Josie’s Java House, Javalution Urban Grind, Javalution Daily Grind, and Javalution Royal Roast.  These brands are sold to various internet and traditional brick and mortar retailers including Wal-Mart, Winn-Dixie, Jetro, American Grocers, Publix, Home Goods, Marshalls and TJ Maxx.

Our products offered by CLR include:

●	100% Colombian Premium Blend;	●	Italian Espresso;
●	House Blend;	●	Decaffeinated Coffee;
●	Dark Roast;	●	Half Caff Espresso;
●	Donut Shop;	●	Green Coffee;
●	Flavored Coffees;	●	Organic Coffees; and
●	Espresso;	●	Select Water Decaffeinated.

The commercial coffee segment’s revenues were 13% and 12% of total revenues for the year ended December 31, 2014 and the nine months ended September 30, 2015, respectively.

Distribution

Direct Selling Segment - We presently sell products in 70 countries and territories, including all 50 states in the U.S., with operations in the U.S. and New Zealand.  For the year ended December 31, 2014 and the nine months ended September 30, 2015, approximately 6% and 7.3%, respectively of our sales were derived from sales outside the U.S.  We primarily sell our products to the ultimate consumer through the direct selling channel. In 2014, approximately 270,000 unique distributors or customers made a purchase of twenty dollars ($20.00) or more. Each distributor is required to pay a one-time enrollment fee of up to ten dollars ($10.00) for a welcome kit that consists of forms, policy and procedures, selling aids, and access to our distributor website, prior to commencing services for us as a distributor. Distributors are independent contractors and not our employees. Distributors earn a profit by purchasing products directly from us at a discount from a published brochure price and selling them to their customers, the ultimate consumer of our products. We generally have no arrangements with end users of our products beyond the distributors, except as described below. No single distributor accounts for more than 2% of our net sales.

A distributor contacts customers directly, selling primarily through our online or printed brochures, which highlight new products and special promotions for each of our sales campaigns.  In this sense, the distributor, together with the brochure, is the “store” through which our products are sold. A brochure introducing new sales campaigns is frequently produced and our websites and social networking activity take place on a continuous basis.  Generally, distributors and customers forward orders using the internet, mail, telephone, or fax and payments are processed via credit card at the time an order is placed.  Orders are processed and the products are assembled at our distribution center in Chula Vista, California and delivered to distributors and customers through a variety of local and national delivery companies.

We employ certain web enabled systems to increase distributor support, which allow distributors to run their business more efficiently and also allow us to improve our order-processing accuracy.  In many countries, distributors can utilize the internet to manage their business electronically, including order submission, order tracking, payment and two-way communications. In addition, distributors can further build their own business through personalized web pages provided by us, enabling them to sell a complete line of our products online. Self-paced online training is also available in certain markets, as well as up-to-the-minute news, about us.

In the U.S. and selected other markets, we also market our products through the following consumer websites:

●	www.youngevity.com
●	www.ygyi.com
●	www.90forlife.com
●	www.clrroasters.com
●	www.cafelarica.com
●	www.heritagemakers.com
●	www.mkcollab.com

The recruiting of new distributors and the training are the primary responsibilities of key independent distributors supported by our marketing staff. The independent distributors are independent contractors compensated exclusively based on total sales of products achieved by their down-line distributors and customers. Although the independent distributors are not paid a fee for recruiting additional distributors, they have the incentive to recruit additional distributors to increase their opportunities for increasing their total sales and related sales commissions. Acquisitions of other direct selling businesses and personal contacts, including recommendations from current distributors, and local market advertising constitute the primary means of obtaining new distributors and customers. Distributors also have the opportunity to earn bonuses based on the net sales of products made by distributors they have recruited and trained in addition to discounts earned on their own sales of our products. This program can be unlimited based on the level achieved in accordance with the compensation plan that can change from time to time at our discretion. The primary responsibilities of sales leaders are the prospecting, appointing, training and development of their down-line distributors while maintaining a certain level of their own sales.

Coffee Segment – The coffee segment is operated by CLR.  The segment operates a coffee roasting plant and distribution facility located in Miami, Florida.  The 39,500 square foot plant contains two commercial grade roasters and four commercial grade grinders capable of roasting 10 million pounds of coffee annually.  The plant contains a variety of packaging equipment capable of producing two ounce fractional packs, vacuum sealed brick packaging for espresso, various bag packaging configurations ranging from eight ounces up to a five pound bag package, as well as Super Sack packaging that holds bulk coffee up to 1,100 pounds.

The versatility of the plant supports a diverse customer base.  The coffee segment is a large supplier to the hospitality market with a great focus on serving the cruise line industry.  A major revenue producing area is the private label market where the company produces coffee for various retailer owned private brands.  The segment supplies coffee and equipment to retirement communities, services the office coffee service segment, and markets through distributors to the convenient store market; CLR also markets its own brands of coffee to various retailers.  Company owned brands that are currently on retail shelves are Café La Rica, Josie’s Java House, and the Javalution stable of brands.

The coffee segment also includes our green coffee business. CLR sources green coffee from Nicaragua in Central America and sells procured coffee to other coffee distributors. In addition, with the recent acquisition of the Nicaragua plantation and dry-processing facility we are able to further expand our coffee segment with the ability to process green coffee not only for our own use but also expand this service to other coffee growers.

Seasonality and Back Orders

Our business in both the direct selling and coffee segment can experience weaker sales during the summer months; however, based on recent experience, seasonality has not been material to our operation results.  We have not experienced significant back orders.

Promotion and Marketing

Direct Selling Segment - Sales promotion and sales development activities are directed at assisting distributors through sales aids such as brochures, product samples and demonstration products. In order to support the efforts of distributors to reach new customers, specially designed sales aids, promotional pieces, customer flyers, radio and print advertising are used. In addition, we seek to motivate our distributors through the use of special incentive programs that reward superior sales performance. Periodic sales meetings with our independent distributors are conducted by the Company’s marketing staff. The meetings are designed to keep distributors abreast of product line changes, explain sales techniques and provide recognition for sales performance.

A number of merchandising techniques are used, including the introduction of new products, the use of combination offers, the use of trial sizes and samples, and the promotion of products packaged as gift items. In general, for each sales campaign, a distinctive brochure is published, in which new products are introduced and selected items are offered as special promotions or are given particular prominence in the brochure. A key current priority for our merchandising is to continue the use of pricing and promotional models to enable a deeper, fact-based understanding of the role and impact of pricing within our product portfolio.

Coffee Segment – Sales promotion and sales development primarily take place via CLR in-house team, however, we utilize commission only outside manufacturers’ representatives for a number of specialty accounts.  CLR works diligently to be sure that the Company is invited to participate in the request for proposal (“RFP”) process that comes up each year on major coffee contracts.  CLR Roasters in-house sales team consists of five people that devote the majority of their time to obtaining new business.  CLR has established a direct store distribution (“DSD”) route that it utilizes to market, promote and ship its Café La Rica and Josie’s Java House brands.  Various promotion strategies and advertisements in retail circulars are utilized to support the brands being marketed through DSD.

Suppliers

Direct Selling Segment - We purchase raw materials from numerous domestic and international suppliers. Other than the coffee products produced through CLR, all of our products are manufactured by independent suppliers. To achieve certain economies of scale, best pricing and uniform quality, we rely primarily on a few principal suppliers, namely: Global Health Labs, Inc., Pacific Nutritional, Inc. and Nutritional Engineering, Inc.

Sufficient raw materials were available during the year ended December 31, 2014 and we believe they will continue to be. We monitor the financial condition of certain suppliers, their ability to supply our needs, and the market conditions for these raw materials. We believe we will be able to negotiate similar market terms with alternative suppliers if needed.

Coffee Segment - We currently source green coffee from Nicaragua in Central America.  When CLR obtains a large contract from its customers to supply coffee it contacts its green coffee suppliers and locks in a price for the identical time period and the identical quantity required by CLR to supply coffee to its customers.  This protects CLR and its customers from price fluctuations that take place in the commodities market.

We purchase our inventory from multiple third-party suppliers at competitive prices.  For the year ended December 31, 2014 we made purchases from two vendors that individually comprised more than 10% of total purchases and in aggregate approximated 76% of total purchases for the two segments. We will also be able to procure green coffee from its own plantation it acquired in Nicaragua in 2014. We do not believe it is substantially dependent upon nor exposed to any significant concentration risk related to purchases from any single vendor, given the availability of alternative sources from which we may purchase inventory.

Intellectual Property

We have developed and we use registered trademarks in our business, particularly relating to our corporate and product names. We own several trademarks that are registered with the U.S. Patent and Trademark Office and we also own trademarks in Canada, Australia, New Zealand, Singapore, Mexico, and Russia (currently on file). Registration of a trademark enables the registered owner of the mark to bar the unauthorized use of the registered trademark in connection with a similar product in the same channels of trade by any third-party in the respective country of registration, regardless of whether the registered owner has ever used the trademark in the area where the unauthorized use occurs.

We also claim ownership and protection of certain product names, unregistered trademarks, and service marks under common law. Common law trademark rights do not provide the same level of protection that is afforded by the registration of a trademark. In addition, common law trademark rights are limited to the geographic area in which the trademark is actually used. We believe these trademarks, whether registered or claimed under common law, constitute valuable assets, adding to recognition of our brands and the effective marketing of our products. We intend to maintain and keep current all of our trademark registrations and to pay all applicable renewal fees as they become due. The right of a trademark owner to use its trademarks, however, is based on a number of factors, including their first use in commerce, and trademark owners can lose trademark rights despite trademark registration and payment of renewal fees. We therefore believe that these proprietary rights have been and will continue to be important in enabling us to compete, and if for any reason we were unable to maintain our trademarks, our sales of the related products bearing such trademarks could be materially and negatively affected. See “Risk Factors”.

We own certain intellectual property, including trade secrets that we seek to protect, in part, through confidentiality agreements with employees and other parties. Most of our products are not protected by patents and therefore such agreements are often our only form of protection.  Even where these agreements exist, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors. Our proprietary product formulations are generally considered trade secrets, but are not otherwise protected under intellectual property laws.

We intend to protect our legal rights concerning intellectual property by all appropriate legal action. Consequently, we may become involved from time to time in litigation to determine the enforceability, scope, and validity of any of the foregoing proprietary rights. Any patent litigation could result in substantial cost and divert the efforts of management and technical personnel.

Industry Overview

We are engaged in two industries, the direct selling industry and the sale of coffee industry.

Direct Selling Industry

Direct selling is a business distribution model that allows a company to market its products directly to consumers by means of independent contractors and relationship referrals.  Independent, unsalaried salespeople, referred to as distributors, represent us and are awarded a commission based upon the volume of product sold through each of their independent business operations.

According to the US Direct Selling Association, it is estimated that 2013 retail sales for the direct selling channel increased 3.3% to $32.7 billion from $31.6 billion in 2012. The direct selling channel in the US has seen growth accelerate since the recession low of 0.8% in 2009. Driving industry growth is the increase in the number of people involved in direct selling, which increased 5.7% to nearly 16.8 million in 2013 from 15.9 million in 2012. In 2009, the number of people active in direct selling reached 16.1 million stemming from the recession reflecting people losing their jobs, thus seeking to earn money as a direct selling organization. The US Direct Selling Association observed that two product categories continue to gain market share, wellness and services, while home and family care, home durables, and personal care have experienced a gradual decline. Wellness products include weight-loss products and dietary supplements. In 2014, IBIS World industry reports estimates that Wellness products should account for 22.8% of total revenue or $11.2 billion, up from $10.8 billion in 2013. The key driver for this category is increasing concerns for health and appearance. Regardless of economic conditions, consumers continue to spend on wellness products in order to maintain health or proactively improve health. Another supporting factor is the aging population, who is increasingly utilizing direct-selling channels to purchase drugs and supplements for convenience.

Coffee Business Industry

IBIS World estimates 2.7% average annual growth in retail coffee sales to $31.7 billion in 2020 from $27.1 billion in 2014 due to positive trends in coffee consumption. In October 2014 IBIS World forecasts that as coffee producers continue to offer new ways for coffee drinkers to get their cup(s) of coffee such as single serve packets, revenue should increase in the US annually by 1.3% to $12 billion in 2020 from an estimated $11.1 billion in 2014.

Over the last decade, the U.S. retail coffee market has seen explosive growth.  As reported in a news release by the National Coffee Association’s (“NCA”) regarding 2014 Coffee Drinking Trends Market Research, coffee consumption jumped by 5% between 2013 and 2014 with 61% of Americans drinking coffee daily.  NCA’s 2014 Coffee Drinking Trends research revealed the following:

Past-day coffee consumption among Hispanic-Americans again outpaced that of other Americans, further affirming data identified last year when NCA began tracking ethnic consumption of traditional coffee roast. 74% of adult Hispanic-Americans said they drank coffee yesterday, 9 percentage points ahead of the total population. By comparison, 44% of African-Americans and 61% of Caucasian-Americans said they drank coffee yesterday.

In other NCDT data, the single-cup brewing format continues to grow steadily: 29% of the U.S. population drank a coffee made in a single-cup brewer yesterday. This is up from just 9% in 2013. By contrast, past-day consumption of a coffee made in a drip coffee maker has dropped to 53% down 5% from 2013. Ownership of single-cup brewers has grown to 15% up 3% from 2013. It is anticipated that people who don’t own a single-cup brewing system will purchase one within the next six months.

Gourmet Coffee:   Consumption of gourmet coffee beverages remained strong and steady, with 42% of the population partaking each day, age of consumers is 25-39 years old. At the same time, consumption of traditional coffee was 35% versus 39% in 2013.

Among Hispanic-Americans, past-day consumption of gourmet coffee beverages towered above that of other groups at 48% versus 32% for Caucasian-Americans and 23% among African-Americans. The differential carried through when gourmet coffee beverages were broken out into its components: for espresso-based beverages the corresponding breakout was 30% among Hispanic-Americans, 16% among Caucasian-Americans and 13% among African-Americans, while for gourmet varieties of traditional coffee, 22% among Hispanic-Americans, 19% among Caucasian-Americans and 12% among African-Americans.

Competition

Direct Selling Segment – The diet fitness and health food industries, as well as the food and drink industries in general, are highly competitive, rapidly evolving and subject to constant change.  The number of competitors in the overall diet, fitness, health food, and nutraceutical industries is virtually endless.  We believe that existing industry competitors are likely to continue to expand their product offerings. Moreover, because there are few, if any, substantial barriers to entry, we expect that new competitors are likely to enter the “functional foods” and nutraceutical markets and attempt to market “functional food” or nutraceutical coffee products similar to our products, which would result in greater competition.  We cannot be certain that we will be able to compete successfully in this extremely competitive market.

We face competition from competing products in each of our lines of business, in both the domestic and international markets. Worldwide, we compete against products sold to consumers by other direct selling and direct-sales companies and through the Internet, and against products sold through the mass market and prestige retail channels. We also face increasing competition in our developing and emerging markets.

Within the direct selling channel, we compete on a regional and often country-by-country basis, with our direct selling competitors. There are also a number of direct selling companies that sell product lines similar to ours, some of which also have worldwide operations and compete with us globally. We compete against large and well-known companies that manufacture and sell broad product lines through various types of retail establishments such as General Foods and Nestle. In addition, we compete against many other companies that manufacture and sell in narrower product lines sold through retail establishments. This industry is highly competitive, and some of our principal competitors in the industry are larger than we are and have greater resources than we do. Competitive activities on their part could cause our sales to suffer. We have many competitors in the highly competitive energy drink, skin care and cosmetic, coffee, pet line and pharmacy card industries globally, including retail establishments, principally department stores, and specialty retailers, and direct-mail companies specializing in these products. Our largest direct sales competitors are Herbalife, Amway, USANA and NuSkin.  In the energy drink market we compete with companies such as Red Bull, Gatorade and Rock Star.  Our beauty, skin care and cosmetic products compete with Avon and Bare Essentials.  From time to time, we need to reduce the prices for some of our products to respond to competitive and customer pressures or to maintain our position in the marketplace. Such pressures also may restrict our ability to increase prices in response to raw material and other cost increases. Any reduction in prices as a result of competitive pressures, or any failure to increase prices when raw material costs increase, would harm profit margins and, if our sales volumes fail to grow sufficiently to offset any reduction in margins, our results of operations would suffer.

We are also subject to significant competition from other network marketing organizations for the time, attention, and commitment of new and existing distributors. Our ability to remain competitive depends, in significant part, on our success in recruiting and retaining distributors. There can be no assurance that our programs for recruiting and retaining distributors will be successful. The pool of individuals who may be interested in network marketing is limited in each market and it is reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. Although we believe we offer an attractive opportunity for distributors, there can be no assurance that other network marketing companies will not be able to recruit our existing distributors or deplete the pool of potential distributors in a given market.

Coffee Segment – With respect to our coffee products, we compete not only with other widely advertised branded products, but also with private label or generic products that generally are sold at lower prices. Consumers’ willingness to purchase our products will depend upon our ability to maintain consumer confidence that our products are of a higher quality and provide greater value than less expensive alternatives. If the difference in quality between our brands and private label products narrows, or if there is a perception of such a narrowing, then consumers may choose not to buy our products at prices that are profitable for us. If we do not succeed in effectively differentiating ourselves from our competitors in specialty coffee, including by developing and maintaining our brands, or our competitors adopt our strategies, then our competitive position may be weakened and our sales of specialty coffee, and accordingly our profitability, may be materially adversely affected.

Government Regulations

The processing, formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the FTC, the Consumer Product Safety Commission, the U.S. Department of Agriculture, and the Environmental Protection Agency. These activities are also regulated by various state, local, and international laws and agencies of the states and localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation, of our products, which could result in lost revenues and increased costs to us. For instance, the FDA regulates, among other things, the composition, safety, labeling, and marketing of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety for any new dietary ingredient that we may wish to market, may determine that a particular dietary supplement or ingredient presents an unacceptable health risk, and may determine that a particular claim or statement of nutritional value that we use to support the marketing of a dietary supplement is an impermissible drug claim, is not substantiated, or is an unauthorized version of a “health claim.” Any of these actions could prevent us from marketing particular dietary supplement products or making certain claims or statements of nutritional support for them. The FDA could also require us to remove a particular product from the market. Any future recall or removal would result in additional costs to us, including lost revenues from any additional products that we are required to remove from the market, any of which could be material. Any product recalls or removals could also lead to liability, substantial costs, and reduced growth prospects. With respect to FTC matters, if the FTC has reason to believe the law is being violated (e.g. failure to possess adequate substantiation for product claims), it can initiate an enforcement action. The FTC has a variety of processes and remedies available to it for enforcement, both administratively and judicially, including compulsory process authority, cease and desist orders, and injunctions. FTC enforcement could result in orders requiring, among other things, limits on advertising, consumer redress, divestiture of assets, rescission of contracts, or such other relief as may be deemed necessary. Violation of these orders could result in substantial financial or other penalties. Any action against us by the FTC could materially and adversely affect our ability to successfully market our products.

Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. These developments could require reformulation of some products to meet new standards, recalls or discontinuance of some products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of some products, additional or different labeling, additional scientific substantiation, adverse event reporting, or other new requirements. Any of these developments could increase our costs significantly. For example, the Dietary Supplement and Nonprescription Drug Consumer Protection Act (S3546), which was passed by Congress in December 2006, impose significant regulatory requirements on dietary supplements including reporting of “serious adverse events” to FDA and recordkeeping requirements. This legislation could raise our costs and negatively impact our business. In June 2007, the FDA adopted final regulations on GMPs in manufacturing, packaging, or holding dietary ingredients and dietary supplements, which apply to the products we manufacture and sell.

These regulations require dietary supplements to be prepared, packaged, and held in compliance with certain rules. These regulations could raise our costs and negatively impact our business. Additionally, our third-party suppliers or vendors may not be able to comply with these rules without incurring substantial expenses. If our third-party suppliers or vendors are not able to timely comply with these new rules, we may experience increased cost or delays in obtaining certain raw materials and third-party products. Also, the FDA has announced that it plans to publish guidance governing the notification of new dietary ingredients. Although FDA guidance is not mandatory, it is a strong indication of the FDA’s current views on the topic discussed in the guidance, including its position on enforcement.

In addition, there are an increasing number of laws and regulations being promulgated by the U.S. government, governments of individual states and governments overseas that pertain to the Internet and doing business online. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local, and foreign governments and agencies. Laws or regulations have been or may be adopted with respect to the Internet relating to:

●	liability for information retrieved from or transmitted over the Internet;
●	online content regulation;
●	commercial e-mail;
●	visitor privacy; and
●	taxation and quality of products and services.

Moreover, the applicability to the Internet of existing laws governing issues such as:

●	intellectual property ownership and infringement;
●	consumer protection;
●	obscenity;
●	defamation;
●	employment and labor;
●	the protection of minors;
●	health information; and
●	personal privacy and the use of personally identifiable information.

This area is uncertain and developing. Any new legislation or regulation or the application or interpretation of existing laws may have an adverse effect on our business. Even if our activities are not restricted by any new legislation, the cost of compliance may become burdensome, especially as different jurisdictions adopt different approaches to regulation.

We are also subject to laws and regulations, both in the U.S. and internationally, that are directed at ensuring that product sales are made to consumers of the products and that compensation, recognition, and advancement within the marketing organization are based on the sale of products rather than on investment in the sponsoring company. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as “pyramid” schemes, which compensate participants for recruiting additional participants irrespective of product sales, use high pressure recruiting methods and or do not involve legitimate products. Complying with these rules and regulations can be difficult and requires the devotion of significant resources on our part.

Management Information, Internet and Telecommunication Systems

The ability to efficiently manage distribution, compensation, inventory control, and communication functions through the use of sophisticated and dependable information processing systems is critical to our success.

We continue to upgrade systems and introduce new technologies to facilitate our continued growth and support of independent distributor activities. These systems include: (1) an internal network server that manages user accounts, print and file sharing, firewall management, and wide area network connectivity; (2) a leading brand database server to manage sensitive transactional data, corporate accounting and sales information; (3) a centralized host computer supporting our customized order processing, fulfillment, and independent distributor management software; (4) a standardized telecommunication switch and system; (5) a hosted independent distributor website system designed specifically for network marketing and direct selling companies; and (6) procedures to perform daily and weekly backups with both onsite and offsite storage of backups.

Our technology systems provide key financial and operating data for management, timely and accurate product ordering, commission payment processing, inventory management and detailed independent distributor records. Additionally, these systems deliver real-time business management, reporting and communications tools to assist in retaining and developing our sales leaders and independent distributors. We intend to continue to invest in our technology systems in order to strengthen our operating platform.

Product Returns

Our return policy in the direct selling segment provides that customers and distributors may return to us any products purchased within 30 days of their initial order for a full refund. Product damaged during shipment is replaced. Product returns as a percentage of our net sales have been approximately 1% of our monthly net sales over the last two years. Commercial coffee segment sales are only returnable if defective.

Employees

As of September 30, 2015, we had 214 full-time employees.  We believe that our current personnel are capable of meeting our operating requirements in the near term.  We expect that as our business grows we may hire additional personnel to handle the increased demands on our operations and to handle some of the services that are currently being outsourced, such as brand management and sales efforts.

Emerging Growth Company

We are an emerging growth company under the Jumpstart Our Business Startups Act (the “JOBS Act”), which was enacted in April 2012. We shall continue to be deemed an emerging growth company until the earliest of:

(a) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more;
(b) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement;
(c) the date on which we have issued more than $1 billion in non-convertible debt, during the previous 3-year period, issued; or.
(d) the date on which we are deemed to be a large accelerated filer.

As an emerging growth company we will be subject to reduced public company reporting requirements.   As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley. Section 404(a) requires issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures. Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

As an emerging growth company we are also exempt from Section 14A (a) and (b) of the Securities Exchange Act of 1934 which require the shareholder approval, on an advisory basis, of executive compensation and golden parachutes.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Our History

We are currently listed for quotation on the OTCQX Marketplace, a higher tier on the OTC Markets Group. We trade under the symbol “YGYI”:

On July 11, 2011, AL Global Corporation, a privately held California corporation (“AL Global”), merged with and into a wholly owned subsidiary of Javalution Coffee Company, a publicly traded Florida corporation (“Javalution”). After the merger, Javalution reincorporated in Delaware and changed its name to Youngevity International, Inc.  In connection with this merger, CLR, which had been a wholly owned subsidiary of Javalution prior to the merger, continued to be a wholly owned subsidiary of the Company.  CLR operates a traditional coffee roasting business, and through the merger we were provided access to additional distributors, as well as added the JavaFit(R) product line to our network of direct marketers. Effective July 23, 2013, we changed our name from AL International, Inc. to Youngevity International, Inc.

Operation Properties

Our corporate headquarters are located at 2400 Boswell, Road, Chula Vista, California 91914. This is also the location of Youngevity’s main operations and distribution center. The facility consists of a 59,000 square foot Class A single use building that is comprised 40% of office space and the balance is used for distribution. The building is owned by our subsidiary 2400 Boswell, LLC, a limited liability company that we acquired from the step parent of Mr. Wallach, our Chief Executive Officer. On March 15, 2013, we acquired 2400 Boswell, LLC for $248,000 in cash, $334,000 of debt forgiveness and accrued interest, and a promissory note of approximately $393,000, payable in equal payments over five years and bears interest at 5.00%.  Additionally, we assumed a long-term mortgage of $3,625,000, payable over 25 years and has an initial interest rate of 5.75%. As of September 30, 2015 the balance on the long-term mortgage was $3,449,000 and the balance on the promissory note was $209,000

Roasting, distribution and operations for our CLR division are handled in our Miami, Florida based facility, which consists of 39,500 square feet. Our lease for this space expires in May 2023.  The rent expense for the nine months ended September 30, 2015 was approximately $243,000.

Our marketing office is located in Windham, New Hampshire, which consists of 12,750 square feet of office space. FDI Realty is the owner and lessor of the building. We are the lessee and are currently one of three tenants. A former officer of our company is the single member of FDI Realty. We are a co-guarantor of FDI Realty’s mortgages on the leased building and has an agreement to purchase FDI Realty in connection with the acquisition of FDI. This lease expired July 31, 2014 with five 3-year options to renew. The rent expense for the nine months ended September 30, 2015 was approximately $153,000.

Heritage Makers is located in a 9,300 square foot facility in Provo, Utah. The rent expense for the nine months ended September 30, 2015 was approximately $88,000.

Our New Zealand operations are located in a 3,570 square foot facility in Auckland. The rent expense for the nine months ended September 30, 2015was approximately $51, 000. Our Russia operations are located in a 1,668 square foot facility in Moscow. The rent expense for the nine months ended September 30, 2015 was approximately $98,000.

Our commercial coffee segment, CLR, includes the results of the Siles Plantation Family Group (“Siles”), which is a 450 acre coffee plantation and a dry-processing facility located on 26 acres both located in Matagalpa, Nicaragua. Siles is a wholly-owned subsidiary of CLR, and the results of CLR include the depreciation and amortization of capitalized costs, development and maintenance and harvesting costs of Siles.

With our expansion into international markets we have entered into smaller facility leases in Mexico and Singapore. As of September 30, 2015 we are considering other space needs for operations as our needs grow.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders will determine at what price they may sell the offered Shares, and such sales may be made at prevailing market prices, or at privately negotiated prices.

SELLING STOCKHOLDERS

We have prepared this prospectus to allow the Selling Stockholders or their successors, assignees or other permitted transferees to sell or otherwise dispose of, from time to time, up to 33,130,951 shares of our common stock. This prospectus covers the offer and disposition by the Selling Stockholders identified below, or their transferee(s), of a total of 33,130,951 shares of our common stock. Of the shares of common stock being offered under this prospectus 20,535,714 are able to be issued upon conversion of the November 2015 Notes we issued in the November 2015 Offering, 10,541,666 are able to be issued upon exercise of the November 2015 Warrants having an exercise price of $0.45 per share (of which 958,333 were issued to the placement agent and its designee); and 2,053,571 were issued to the placement agent and its designees and are able to be issued upon exercise of the November 2015 Warrants having an exercise price of $0.35 per share.

The Shares sold to the Selling Stockholders in the Private Placement were sold pursuant to an exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection therewith, the investors made to us certain representations, warranties, covenants, and conditions customary for private placement investments.

The table below presents information regarding the Selling Stockholders and the Shares that they may sell or otherwise dispose of from time to time under this prospectus. The table is based on information supplied to us by the Selling Stockholders and reflects holdings as of December 18, 2015. Percentages of beneficial ownership are based upon 392,616,365 shares of common stock outstanding as of December 18, 2015. Beneficial ownership is determined under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and generally includes voting or investment power with respect to securities and including any securities that grant the Selling Stockholders the right to acquire common stock within 60 days of December 18, 2015. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the Shares, subject to community property laws where applicable.

We do not know when or in what amounts the Selling Stockholders may sell or otherwise dispose of the Shares covered hereby. We currently have no agreements, arrangements or understandings with the Selling Stockholders regarding the sale of any of the Shares by them other than the registration rights agreements described below. The Selling Stockholders might not sell any or all of the Shares covered by this prospectus or may sell or dispose of some or all of the Shares other than pursuant to this prospectus. Because the Selling Stockholders may not sell or otherwise dispose of some or all of the Shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the Shares, we cannot estimate the number of the Shares that will be held by the Selling Stockholders after completion of the offering.

Each Selling Stockholder has indicated to us that neither it nor any of its affiliates has held any position or office or had any other material relationship with us in the past three years except as described in the footnotes to the table.

The Shares being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the Selling Stockholders named below.

The Selling Stockholders, or their partners, pledgees, donees, transferees or other successors that receive the Shares and their corresponding registration in accordance with the registration rights agreement to which the Selling Stockholder is party (each also a Selling Stockholder for purposes of this prospectus), may sell up to all of the Shares shown in the table below under the heading “Total Shares Offered By Selling Stockholder in the Offering Covered by this Prospectus” pursuant to this Prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the Selling Stockholders are not obligated to sell any of the Shares offered by this prospectus.

Information about the Selling Stockholders may change from time to time. Any changed information with respect to which we are given notice will be included in prospectus supplements.

Selling Stockholder	Shares Beneficially Owned Before the Sale of all Shares Covered by this Prospectus		Percentage of Beneficial Ownership Before the Sale of all Shares Covered by this Prospectus	Total Shares Offered By Selling Stockholder in the Offering Covered by this Prospectus	Shares Beneficially Owned After the Sale of all Shares Covered by this Prospectus(1)		Percentage of Beneficial Ownership After the Sale of all Shares Covered by this Prospectus

Carl Grover	43,001,690	(2)	9.9%	29,333,333	37,394,842	(2)	8.8%
Thomas G. Myers	4,083,231	(3)	1.0%	628,572	3,454,659		*
Paul Sallwasser	1,827,470	(4)	0.4%	157,143	1,670,327		*
TriPoint Global Equities, LLC	2,127,387	(5)	0.5%	783,095	1,344,292		*
Brian Frank	5,369,709	(6)	1.4%	2,228,809	3,140,900		*
*less than 1%

(1)	These numbers assume the Selling Stockholders sell all of the Shares being registered in this prospectus, including shares exercisable upon the exercise of the Warrants which are being registered in this prospectus, and they do not sell any of the other Shares of common stock they own on December 18, 2015, that are not included in this prospectus. We have also not assumed any selling by the Selling Stockholders.
(2)	Mr. Grover owns a September 2014 Note in the principal amount of $4,000,000 convertible into 11,428,571 shares of Common Stock and a September 2015 Warrant exercisable for 15,652,174 shares of Common Stock at an exercise price of $0.23 per share. Mr. Grover also owns a November 2015 Note in the principal amount of $7,000,000 convertible into 20,000,000 shares of Common Stock and a November 2015 Warrant exercisable for 9,333,333 shares of Common Stock. He also owns 5,171,240 shares of common stock that includes 1,500,000 shares of common stock issued as part of the January 2015 Note Purchase Agreement and 3,671,240 shares of common stock held prior to our 2014 and 2015 private placements and warrants exercisable for 5,142,857 shares of common stock acquired prior to our 2014 and 2015 private placements. Mr. Grover has a contractual agreement with us that limits his exercise of warrants and conversion of notes such that his beneficial ownership of our equity securities to no more than 9.99% of the voting power of the Company at any one time and therefore his beneficial ownership before the sale of all of the shares covered by this prospectus does not include the shares of Common Stock issuable upon conversion of notes or exercise or warrants owned by Mr. Grover if such conversion or exercise would cause his beneficial ownership to exceed 9.99% of our outstanding shares of Common Stock; however shares beneficially owned after the sale of all Shares covered by this prospectus include all remaining shares of Common Stock issuable upon conversion of notes or exercise or warrants owned by Mr. Grover as such exercise or conversion would not result in his beneficial ownership exceeding 9.99% of our outstanding shares of Common Stock.
(3)	Consists of 285,714 shares of Common Stock issuable upon conversion of a September 2014 Note in the principal amount of $100,000 convertible at a conversion price of $0.35 per share and a September 2014 Warrant to purchase 391,304 shares of Common Stock exercisable at an exercise price of $0.23 per share. Consists of 428,572 shares of Common Stock issuable upon conversion of a November 2015 Note in the principal amount of $150,000 convertible at a conversion price of $0.35 per share and a November 2015 Warrant to purchase 200,000 shares of Common Stock exercisable at an exercise price of $0.45 per share. Includes 2,777,641 shares of common stock held prior to the Private Placements.
(4)	Consists of 214,286 shares of Common Stock issuable upon conversion of a September 2014 Note in the principal amount of $75,000 convertible at a conversion price of $0.35 per share and a September 2014 Warrant to purchase 293,478 shares of common stock exercisable at an exercise price of $0.23 per share. Consists of 107,143 shares of Common Stock issuable upon conversion of a November 2015 Note in the principal amount of $37,500 convertible at a conversion price of $0.35 per share and a November 2015 Warrant to purchase 50,000 shares of Common Stock exercisable at an exercise price of $0.45 per share. Includes 103,750 shares of Common Stock held by Paul Sallwasser prior to the Private Placements and 1,058,813 shares of common stock held jointly by Paul Sallwasser and Teri Sallwasser prior to the Private Placements.
(5)	Consists of a September 2014 Warrant to purchase 475,000 shares of Common Stock exercisable at an exercise price of $0.35 per share and a September 2014 Warrant to purchase 650,542 shares of Common Stock exercisable at an exercise price of $0.23 per share. Consists of a November 2015 Warrant to purchase 533,928 shares of Common Stock exercisable at an exercise price of $0.35 per share and a November 2015 Warrant to purchase 249,167 shares of Common Stock exercisable at an exercise price of $0.45 per share. Consists of 218,750 shares of common stock issued as part of the January 2015 Note Purchase agreement. The warrants and common shares were issued to TriPoint Global Equities, LLC for its services as the placement agent in the Private Placements. TriPoint Global Equities, LLC is a registered broker-dealer. Mark Elenowitz, Chief Executive Officer and Michael Boswell, President and Chief Operating Officer of TriPoint Global Equities, LLC, have control over the voting and dispositions of the shares of common stock underlying the warrants.
(6)	Consists of a September 2014 Warrant to purchase 882,143 shares of Common Stock exercisable at an exercise price of $0.35 per share and a September 2014 Warrant to purchase 1,208,152 shares of Common Stock exercisable at an exercise price of $0.23 per share. Consists of a November 2015 Warrant to purchase 1,519,643 shares of Common Stock exercisable at an exercise price of $0.35 per share and a November 2015 Warrant to purchase 709,166 shares of Common Stock exercisable at an exercise price of $0.45 per share. Consists of 875,000 shares of common stock issued as part of the January 2015 Note Purchase agreement. Includes 175,605 shares of common stock held prior to the Private Placements. Mr. Frank is an employee of TriPoint Global Equities, LLC.

DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Pursuant to our bylaws, the number of directors is fixed and may be increased or decreased from time to time by resolution of our Board of Directors, or the Board. The Board has fixed the number of directors at five members.

Information Regarding the Board of Directors

Information with respect to our current directors is shown below.
Name	Age	Director Since	Position
Stephan Wallach	48	2011*	Chairman and Chief Executive Officer
David Briskie	54	2011	President, Chief Financial Officer and Director
Michelle Wallach	44	2011*	Chief Operating Officer and Director
Richard Renton	59	2012	Director
William Thompson	54	2013	Director

*	Since 1996, Stephen Wallach and Michelle Wallach have been directors of AL Global, Corporation the private company that merged with and into Javalution Coffee Company, our predecessors in 2011.

Stephan Wallach, Chief Executive Officer and Chairman of the Board

Mr. Stephan Wallach was appointed to the position of Chief Executive Officer on July 11, 2011 pursuant to the terms of the merger agreement between Youngevity(R) and Javalution. He previously served as President and Chief Executive Officer of AL Global Corporation d/b/a Youngevity(R) Essential Life Sciences. He has served as a director of our Company since inception and was appointed Chairman of the Board on January 9, 2012. In 1996, Mr. Wallach and the Wallach family together launched our Youngevity(R) division and served as its co-founder and Chief Executive Officer from inception until the merger with Javalution.   Mr. Wallach’s extensive knowledge about our business operations and our products makes him an exceptional board member.

David Briskie, President, Chief Financial Officer and Director

Mr. David Briskie was appointed to the position of President on October 30, 2015 and Chief Financial Officer on May 15, 2012. Prior to that, Mr. Briskie served as President of Commercial Development, a position he was appointed to on July 11, 2011 pursuant to the terms of the merger agreement between Youngevity(R) and Javalution. From February 2007 until the merger he served as the Chief Executive Officer and director of Javalution and since September 2007 has served as the Managing Director of CLR Roasters. Prior to joining Javalution in 2007, Mr. Briskie had an 18-year career with Drew Pearson Marketing (“DPM”), a consumer product company marketing headwear and fashion accessories. He began his career at DPM in 1989 as Executive Vice President of Finance and held numerous positions in the company, including vice president of marketing, chief financial officer, chief operating officer and president.  Mr. Briskie graduated magna cum laude from Fordham University with a major in marketing and finance. Mr. Briskie’s experience in financial matters, his overall business understanding, as well as his familiarity and knowledge regarding public companies make him an exceptional board member.

Michelle G. Wallach, Chief Operating Officer and Director

Ms. Michelle Wallach was appointed to the position of Chief Operating Officer on July 11, 2011 pursuant to the terms of the merger agreement between Youngevity(R) and Javalution.  She previously served as Corporate Secretary and Manager of AL Global Corporation d/b/a Youngevity(R) Essential Life Sciences. She has a background in network marketing, including more than 10 years in distributor management. Her career in network marketing began in 1991 in Portland, Oregon, where she developed a nutritional health product distributorship. In 1996, Ms. Wallach and the Wallach family together launched our Youngevity(R)   division and served as its co-founder and Chief Operations Officer from inception until the merger with Javalution. Ms. Wallach has an active role in promotion, convention and event planning, domestic and international training, and product development. Ms. Wallach’s prior experience with network marketing and her extensive knowledge about our business operations and our products make her an exceptional board member.

Richard Renton, Director

Mr. Richard Renton was appointed to our Board of Directors on January 9, 2012, and currently serves on the Youngevity(R) Medical and Athletic Advisory Boards. For the past five years, Mr. Renton owned his own business providing nutritional products to companies like ours.  The Company purchases certain products from Mr. Renton’s company Northwest Nutraceuticals, Inc.  Mr. Renton graduated from Portland State University with quad majors in Sports Medicine, Health, Physical Education, and Chemistry. He has served as an Associate Professor at PSU in Health and First Aid, and was the Assistant Athletic Trainer for PSU, the Portland Timbers Soccer Team, and the Portland Storm Football team. Mr. Renton is a board certified Athletic Trainer with the National Athletic Trainers Association. Mr. Renton’s understanding of nutritional products makes him an exceptional board member.

William Thompson, Director

Mr. William Thompson was appointed to our Board of Directors on June 10, 2013 and currently serves as the Chief Financial Officer of Broadcast Company of the Americas, which operates three radio stations in San Diego, California. He served as Corporate Controller for the Company from 2011 to March 2013 and for Breach Security, a developer of web application firewalls, from 2007 to 2010.  Prior to 2007, Mr. Thompson was Divisional Controller for Mediaspan Group and Chief Financial Officer of Triathlon Broadcasting Company. Mr. Thompson’s achievements in financial matters and his overall business understanding make him an exceptional board member.

Family Relationships

Other than Stephan Wallach and Michelle Wallach, who are husband and wife, none of our officers or directors has a family relationship with any other officer or director.

INFORMATION REGARDING THE COMMITTEES OF THE BOARD OF DIRECTORS

Committees of the Board of Directors

The Board of Directors has a standing Audit Committee, Compensation Committee, Science Committee and Investment Committee. The following table shows the directors who are currently members or Chairman of each of these committees.

Board Members	Audit Committee	Compensation Committee	Investment Committee
Stephan Wallach	-	Chairman	Member
David Briskie	-	Member	Chairman
Michelle Wallach	-	-	-
Richard Renton	-	-	-
William Thompson	Member	-	-

Board Committees

Compensation Committee. The Compensation Committee of the Board of Directors currently consists of Stephan Wallach (Chair) and David Briskie. The functions of the Compensation Committee include the approval of the compensation offered to our executive officers and recommending to the full Board of Directors the compensation to be offered to our directors, including our Chairman. None of the members of the Compensation Committee are independent under the listing standards of the NYSE MKT. In addition, the members of the Compensation Committee qualify as “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and as “outside directors” for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee is governed by a written charter approved by the Board of Directors, a copy of which is available on our website at www.ygyi.com.

Audit Committee. The Audit Committee of the Board of Directors currently consists of William Thompson. The functions of the Audit Committee include the retention of our independent registered public accounting firm, reviewing and approving the planned scope, proposed fee arrangements and results of the Company’s annual audit, reviewing the adequacy of the Company’s accounting and financial controls and reviewing the independence of the Company’s independent registered public accounting firm. The Board has determined that William Thompson is an “independent director” under the listing standards of the NASDAQ Stock Market. The Board of Directors has also determined that William Thompson is an “audit committee financial expert” within the applicable definition of the SEC. The Audit Committee is governed by a written charter approved by the Board of Directors, a copy of which is available on our website at www.ygyi.com.

Investment Committee. The Investment Committee of the Board of Directors currently consists of David Briskie (Chair) and Stephan Wallach as a member. This Committee determines, approves, and reports to the Board of Directors on all elements of acquisitions and investments for the Company.

We do not currently have a separate nominating committee and instead our full board of directors performs the functions of a nominating committee. Due to our size we believe that this is an appropriate structure.

Board Leadership Structure

We currently have the same person serving as our Chairman of the Board and Chief Executive Officer and we do not have a formal policy on whether the same person should (or should not) serve as both the Chief Executive Officer and Chairman of the Board.  Mr. Briskie currently serves as our President.  Due to the size of our company, we believe that this structure is appropriate.  Mr. Wallach has served as the Chairman of the Board and Chief Executive Officer since AL Global Corporation, the private company that he owned, merged into our predecessor in 2011 and he served as the Chairman of the Board and Chief Executive Officer of AL Global Corporation, since inception.  In serving as Chairman of the Board, Mr. Wallach serves as a significant resource for other members of management and the Board of Directors.

We do not have a separate lead director. We believe the combination of Mr. Wallach as our Chairman of the Board and Chief Executive Officer has been an effective structure for our company.  Our current structure is operating effectively to foster productive, timely and efficient communication among the independent directors and management.   We do have active participation in our committees by our independent directors. Each committee performs an active role in overseeing our management and there are complete and open lines of communication with the management and independent directors.

Oversight of Risk Management

The Board of Directors has an active role, as a whole and also at the committee level, in overseeing management of our risks.  The Board of Directors regularly reviews information regarding our strategy, finances and operations, as well as the risks associated with each.  There is no Nominating Committee at this time.

Overview

Corporate Governance Guidelines
 We are committed to maintaining the highest standards of business conduct and corporate governance, which we believe are fundamental to the overall success of our business, serving our stockholders well and maintaining our integrity in the marketplace. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics, together with our Certificate of Incorporation, Bylaws and the charters of our Board Committees, form the basis for our corporate governance framework. As discussed above, our Board of Directors has established three standing committees to assist it in fulfilling its responsibilities to the Company and its stockholders: the Audit Committee, the Compensation Committee and the Investment Committee. The Board of Directors performs the functions typically assigned to a Nominating and Corporate Governance Committee.

Our Corporate Governance Guidelines are designed to ensure effective corporate governance of our company. Our Corporate Governance Guidelines cover topics including, but not limited to, director qualification criteria, director responsibilities, director compensation, director orientation and continuing education, communications from stockholders to the Board, succession planning and the annual evaluations of the Board and its Committees. Our Corporate Governance Guidelines are reviewed regularly by the Board and revised when appropriate. The full text of our Corporate Governance Guidelines can be found in the “Corporate Governance” section of our website accessible at www.ygyi.com. A printed copy may also be obtained by any stockholder upon request to our Corporate Secretary.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. This Code constitutes a “code of ethics” as defined by the rules of the SEC. This Code also contains “whistle blower” procedures adopted by our Audit Committee regarding the receipt, retention and treatment of complaints related to accounting, internal accounting controls or auditing matters and procedures for confidential anonymous employee complaints related to questionable accounting or auditing matters. Copies of the code may be obtained free of charge from our website, www.ygyi.com. Any amendments to, or waivers from, a provision of our code of ethics that applies to any of our executive officers will be posted on our website in accordance with the rules of the SEC.

Director Independence

Our common stock is not quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board of Directors be independent and therefore we are not subject to any director independence requirements.  However, for purposes of determining independence we use the definition applied by the NASDAQ Stock Market, our Board of Directors has determined that William Thompson is our only independent director in accordance with such definition.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of cash and non-cash compensation awarded, earned or paid for services rendered to us during the years ended December 31, 2015 and 2014 by our “named executive officers,” consisting of (i) each individual serving as principal executive officer during the year ended December 31, 2015, and (ii) our Chief Financial Officer/Chief Operating Officer, our other executive officer.

	Year	Salary ($)	Bonus ($)	Options Awarded(4) ($)	All Other Compensation(2)($)	Total ($)

Stephan Wallach (1)	2015	271,519	89,000	-	-	360,519
Chief Executive Officer	2014	184,000	52,589	-	-	236,589

William Andreoli (1) (2) (3) (4)	2015	187,000	-	-	1,334,162	1,521,162
Former President	2014	170,000	-	882,500	920,790	1,973,290

David Briskie (1) (4)	2015	271,519	89,000	-	-	360,519
President and Chief Financial Officer	2014	216,308	52,589	282,400	-	551,297

Michelle Wallach (1)	2015	200,070	57,500	-	-	257,570
Chief Operating Officer	2014	168,720	52,589	-	-	221,309

(1)
Mr. Stephan Wallach, Mr. David Briskie, and Ms. Michelle Wallach have direct and or indirect (beneficially) distributor positions in our Company that pay income based on the performance of those distributor positions in addition to their base salaries, and the people and or companies supporting those positions based upon the contractual agreements that each and every distributor enter into upon engaging in the network marketing business. The contractual terms of these positions are the same as those of all the other individuals that become distributors in our Company. There are no special circumstances for these officers/directors. Mr. Stephan Wallach and Ms. Michelle Wallach received or beneficially received $312,410 and $312,853 in 2015 and 2014, respectively related to their distributor positions, which are not included above. Mr. Andreoli received or beneficially received $166,223 and $180,821 in 2015 and 2014, respectively, related to his distributor positions, which are not included above. Mr. Briskie beneficially received $28,010 and $20,714 in 2015 and 2014, respectively, related to his spouse’s distributor position, which is not included above.

(2)
Mr. Andreoli was appointed to serve as our President from October 26, 2011 in connection with the acquisition of FDI and resigned as our President on October 28, 2015. The Other Compensation includes payments of $1,334,162 and $920,790 to Mr. Andreoli in 2015 and 2014, respectively in accordance with the terms of our FDI acquisition agreement.

(3)	We paid rent in the amount of $187,000 and $204,000 in 2015 and 2014, respectively, to FDI Realty LLC, a company controlled by Mr. Andreoli.
(4)	We use a Black-Scholes option-pricing model (Black-Scholes model) to estimate the fair value of the stock option grant.

Outstanding Equity Awards at Year-End

The table below reflects all outstanding equity awards made to each of the named executive officers that are outstanding as of December 31, 2015.  We currently grant stock-based awards pursuant to our 2012 Stock Option Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Stephan Wallach	5/31/2012	2,500,000	-	$0.22	5/31/2022
William Andreoli	5/31/2012	400,000	-	$0.22	2/28/2016
	10/31/2013	100,000	-	$0.18	2/28/2016
	7/23/2014	750,000	-	$0.23	2/28/2016
David Briskie	5/31/2012	5,000,000	-	$0.22	5/31/2022
	10/31/2013	400,000	600,000	$0.18	10/31/2023
	10/30/2014	400,000	1,600,000	$0.19	10/30/2024
Michelle Wallach	5/31/2012	2,500,000	-	$0.22	5/31/2022

Employment Agreements

In July 2011, we entered into an employment agreement with Mr. Briskie, our President and Chief Financial Officer, which expired on June 30, 2012 with an option to extend.  Mr. Briskie currently works as an at-will employee.

On October 25, 2011, we executed a ten year employment agreement with William J. Andreoli for Mr. Andreoli to serve as the Company’s President.  On October 28, 2015, Mr. Andreoli resigned as our President and Mr. Briskie was appointed to serve as our President. Pursuant to the agreement, Mr. Andreoli was paid an annual base salary of One Hundred Seventy Thousand Dollars ($170,000) and was be eligible for discretionary and transactional bonus payments.  The employment agreement also included confidentiality obligations and inventions assignments by Mr. Andreoli.

In accordance with the terms of the employment agreement, upon his resignation Mr. Andreoli is entitled solely to all accrued but unpaid salary amounts payable through the date of termination plus reimbursement of any approved expenses previously incurred.  In accordance with the terms of the Amended and Restated Equity Purchase Agreement that we entered into with Mr. Andreoli, upon his termination of employment, Mr. Andreoli is entitled to receive 5.5% of Net Sales of the Products and Purchaser Products Sold by Distributor Organization (on a combined basis) for the period starting on the day of termination of employment (November 30, 2015) and ending on October 25, 2021, subject to the condition that the amount payable will not be less than $4 million less amounts actually already paid to Mr. Andreoli.

Code Section 162(m) Provisions

Section 162(m) of the U.S. Internal Revenue Code, or the Code, generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the Chief Executive Officer or any of the four most highly compensated officers. Performance-based compensation arrangements may qualify for an exemption from the deduction limit if they satisfy various requirements under Section 162(m). Although we consider the impact of this rule when developing and implementing our executive compensation programs, we believe it is important to preserve flexibility in designing compensation programs. Accordingly, we have not adopted a policy that all compensation must qualify as deductible under Section 162(m) of the Code. While our stock options are intended to qualify as “performance-based compensation” (as defined by the Code), amounts paid under our other compensation programs may not qualify as such.

DIRECTOR COMPENSATION

2015 Director Compensation

The following table sets forth information for the fiscal year ended December 31, 2015 regarding the compensation of our directors who at December 31, 2015 were not also named executive officers.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Other Compensation ($)	Total ($)
Richard Renton	-	2,738	-	2,738
William Thompson	-	2,742	-	2,742

(1)     The amounts in the “Option Awards” column reflect the dollar amounts recognized as compensation expense for the financial statement reporting purposes for stock options for the fiscal year ended December 31, 2015 in accordance with FASB ASC Topic 718. The fair value of the options was determined using the Black-Scholes model.

As of December 31, 2015 the following table sets forth the number of aggregate outstanding option awards held by each of our directors who were not also named executive officers:

Name	Aggregate Number of Option Awards
Richard Renton	150,000
William Thompson	150,000

We have granted to non-employee members of the Board of Directors upon appointment, stock options to purchase shares of our common stock at an exercise price equal to the fair market value of the common stock on the date of grant, and additional stock options each year thereafter for their service. We also reimburse the non-employee directors for travel and other out-of-pocket expenses incurred in attending board of director and committee meetings.

Equity Compensation Plan Information

The 2012 Equity Incentive Plan, or the Plan, is our only active equity incentive plan pursuant to which options to acquire common stock have been granted and are currently outstanding.

As of December 31, 2015, the number of stock options and restricted common stock outstanding under our equity compensation plans, the weighted average exercise price of outstanding options and restricted common stock and the number of securities remaining available for issuance were as follows:

Plan category	Number of securities issued under equity compensation plan	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	-	$-	-
Equity compensation plans not approved by security holders	23,521,600	$0.22	16,111,725

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our common stock as of January 29, 2016, (the “Evaluation Date”) by: (i) each of our current directors, (ii) each of our named executive officers, and (iii) all such directors and executive officers as a group. We know of no other person or group of affiliated persons who beneficially own more than five percent of our common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

Applicable percentages are based on 392,588,515 shares outstanding as of the Evaluation Date, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of our common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days of the Evaluation Date. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Ownership
Executive Officers & Directors (1)
Stephan Wallach, Chairman and Chief Executive Officer	282,556,250	(2)	72.0%
William Andreoli, Former President	2,057,500	(3)	*
David Briskie, President, Chief Financial Officer and Director	16,209,155	(4)	4.1%
Michelle Wallach, Chief Operating Officer and Director	282,500,000	(2)	72.0%
Richard Renton, Director	205,000	(5)	*
William Thompson, Director	80,000	(6)	*
All Executive Officers & Directors, as a group (6 persons)	303,607,905		77.3%

Stockholders owning 5% or more
Carl Grover	43,001,690	(7)	9.9%

*less than 1%

(1)	Unless otherwise set forth below, the mailing address of Executive Officers, Directors and 5% or greater holders is c/o the Company, 2400 Boswell Road, Chula Vista, California 91914.
(2)
Mr. Stephan Wallach, our Chief Executive Officer, owns 280,000,000 shares of common stock through joint ownership with his wife, Michelle Wallach, with whom he shares voting and dispositive control. Mr. Wallach also owns 56,250 shares and options to purchase 2,500,000 shares of common stock which are exercisable within 60 days of the Evaluation Date and are included in the number of shares beneficially owned by him and Ms. Wallach also owns options to purchase 2,500,000 shares of common stock which are exercisable within 60 days of the Evaluation Date and are included in the number of shares beneficially owned by her.

(3)
Mr. William Andreoli, our former President, owns 807,500 shares of common stock and also owns options to purchase 1,250,000 shares of common stock exercisable through February 28, 2016 and are included in the number of shares beneficially owned by him.

(4)
Mr. David Briskie, our President and Chief Financial Officer, owns 3,408,588 shares of common stock, and beneficially owns 2,000,567 shares of common stock owned by Brisk Investments, LP, 5,000,000 shares of common stock owned by Brisk Management, LLC.  Mr. Briskie also owns options to purchase 5,800,000 shares of common stocks that are exercisable within 60 days of the Evaluation Date and are included in the number of shares beneficially owned by him.

(5)
Mr. Renton owns 125,000 shares of common stock through joint ownership with his wife, Roxanna Renton, with whom he shares voting and dispositive control.  Mr. Renton also owns 80,000 options to purchase common stock which are exercisable within 60 days of the Evaluation Date and are included in the number of shares beneficially owned by him.

(6)	Mr. Thompson owns 80,000 options to purchase common stock which are exercisable within 60 days of the Evaluation Date and are included in the number of shares beneficially owned by him.
(7)
Mr. Grover is the sole beneficial owner of 43,001,690 shares of common stock. Mr. Grover owns a September 2014 Note in the principal amount of $4,000,000 convertible into 11,428,571 shares of Common Stock and a September 2015 Warrant exercisable for 15,652,174 shares of Common Stock at an exercise price of $0.23 per share. Mr. Grover also owns a November 2015 Note in the principal amount of $7,000,000 convertible into 20,000,000 shares of Common Stock and a November 2015 Warrant exercisable for 9,333,333 shares of Common Stock. He also owns 5,171,240 shares of common stock that includes 1,500,000 shares of common stock issued as part of the January 2015 Note Purchase Agreement and 3,671,240 shares of common stock held prior to our 2014 and 2015 private placements and warrants exercisable for 5,142,857 shares of common stock acquired prior to our 2014 and 2015 private placements. Mr. Grover has a contractual agreement with us that limits his exercise of warrants and conversion of notes such that his beneficial ownership of our equity securities to no more than 9.99% of the voting power of the Company at any one time and therefore his beneficial ownership does not include the shares of Common Stock issuable upon conversion of notes or exercise or warrants owned by Mr. Grover if such conversion or exercise would cause his beneficial ownership to exceed 9.99% of our outstanding shares of Common Stock. Mr. Grover’s address is 1010 S. Ocean Blvd., Apt 1017, Pompano Beach, FL 33062.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Transactions

FDI Realty, LLC

FDI Realty is the owner and lessor of the building occupied by us for its sales office in Windham, NH. We are a lessee and currently one of three tenants and have a lease that expired in July 2014 with five 3-year renewal options, currently extended through 2015. Mr. William Andreoli is the single member of FDI Realty. We are a co-guarantor of FDI Realty’s mortgages on the leased building and have an agreement to purchase FDI Realty in connection with the acquisition of FDI.

2400 Boswell, LLC

2400 Boswell, LLC (“2400 Boswell”) is the owner and lessor of the building occupied by us for our corporate office and warehouse in Chula Vista, CA.  As of December 31, 2012, an immediate family member of a greater than 5% shareholder of our company was the single member of 2400 Boswell and the Company was a co-guarantor of the 2400 Boswell mortgage on the leased building. During 2013 we acquired 2400 Boswell LLC for $248,000 in cash, $334,000 of debt forgiveness and accrued interest, and a promissory note of approximately $393,000, payable in equal payments over 5 years and bears interest at 5.00%.  Additionally, we assumed a long-term mortgage of $3,625,000, payable over 25 years and has an initial interest rate of 5.75%.

A member of the Board of Directors owns and operates Northwest Nutraceuticals, Inc., a supplier of certain inventory items. We made purchases of approximately $72,000 from this supplier for the year ended December 31, 2014.

In accordance with the terms of our employment agreement with Mr. Andreoli, upon his resignation Mr. Andreoli is entitled solely to all accrued but unpaid salary amounts payable through the date of termination plus reimbursement of any approved expenses previously incurred.  In accordance with the terms of the Amended and Restated Equity Purchase Agreement that we entered into with Mr. Andreoli, upon his termination of employment, Mr. Andreoli is entitled to receive 5.5% of Net Sales of the Products and Purchaser Products Sold by Distributor Organization (on a combined basis) for the period starting on the day of termination of employment (November 30, 2015) and ending on October 25, 2021, subject to the condition that the amount payable will not be less than $4 million less amounts actually already paid to Mr. Andreoli.

Related Party Transaction Policy and Procedures

Pursuant to our Related Party Transaction and Procedures, our executive officers, directors, and principal stockholders, including their immediate family members and affiliates, are prohibited from entering into a related party transaction with us without the prior consent of our Audit Committee or our independent directors. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, must first be presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed agreement, our Audit Committee will consider the relevant facts and circumstances available and deemed relevant, including, but not limited, to the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our Audit Committee shall approve only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock previously issued to the Selling Stockholders to permit the resale of these shares of Common Stock by the holders of the Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The Selling Stockholders, or their pledges, donees, transferees, or any of their successors in interest selling shares received from a Selling Stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus, may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be affected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
●	in the over-the-counter market;
●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
●	through the writing of options, whether such options are listed on an options exchange or otherwise;
●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	short sales;
●	through the distribution of the common stock by any Selling Stockholders to its partners, members or stockholders;
●	through one or more underwritten offerings on a firm commitment or best efforts basis;
●	sales pursuant to Rule 144;
●	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
●	a combination of any such methods of sale; and
●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also transfer the Shares by gift. The Selling Stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the Shares. These brokers, dealers or underwriters may act as principals, or as an agent of a Selling Stockholder. Broker-dealers may agree with a Selling Stockholder to sell a specified number of the Shares at a stipulated price per security. If the broker-dealer is unable to sell the Shares acting as agent for a Selling Stockholder, it may purchase as principal any unsold Shares at the stipulated price. Broker-dealers who acquire Shares as principals may thereafter resell the Shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the Shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

The Selling Stockholders may also sell the Shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the Shares are covered by this prospectus.

If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In addition, a Selling Stockholder may, from time to time, sell the Shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the Shares offered under this prospectus may be used to cover short sales.

The Selling Stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any Selling Stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

The shares of common stock offered hereby were originally issued to the Selling Stockholders pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the shares of common stock under the Securities Act, and to keep the registration statement of which this prospectus is a part effective until the earlier of the date on which the Selling Stockholders have sold all of the securities or one year after the shares were acquired by the Selling Stockholder. We will pay all expenses of the registration of the shares of common stock pursuant to the Registration Rights Agreement, estimated to be $50,000 in total, including, without limitation, Commission filing fees and expenses of compliance with state securities or “Blue Sky” laws; provided, however, that a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholder specifically for use in this prospectus, in accordance with Registration Rights Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SECURITIES

Our authorized capital consists of 600 million shares of common stock, par value $0.001 per share, and 100 million shares of preferred stock. As of December 18, 2015, 392,616,365 shares of common stock and 211,135 shares of Series A-1 Preferred were outstanding.

Common Stock

Holders of our common stock have the right to cast one vote for each share of stock in their name on the books of our company, whether represented in person or by proxy, on all matters submitted to a vote of holders of common stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute or by the certificate of incorporation, or in the by-laws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our common stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our articles of incorporation.

There are no restrictions in our articles of incorporation or by-laws that prevent us from declaring dividends. The Delaware General Corporation Law does, however, prohibit us from declaring dividends where, after giving effect to the distribution of the dividend (1) we would not be able to pay our debts as they become due in the usual course of business or (2) our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of stockholders who have preferential rights superior to those receiving the distribution.

Holders of our common stock are not entitled to preemptive rights, and no redemption or sinking fund provisions are applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Dividends

We have not paid any dividends on our common stock and do not anticipate paying any such dividends in the near future. Instead, we intend to use any earnings for future acquisitions and expanding our business. Nevertheless, at this time there are not any restrictions on our ability to pay dividends on our common stock.

Preferred Stock

Our Board of Directors has the authority, without action by our stockholders, to designate and issue up to 100 million shares of preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

●	restricting dividends on our common stock;
●	diluting the voting power of our common stock;
●	impairing liquidation rights of our common stock; or
●	delaying or preventing a change in control of us without further action by our stockholders.

The Board of Directors’ authority to issue preferred stock without stockholder approval could make it more difficult for a third-party to acquire control of our company, and could discourage such attempt. We have no present plans to issue any shares of preferred stock.

The Company had 211,135 shares of Series A Convertible Preferred Stock (“Series A Preferred”) outstanding as of December 18, 2015.  The holders of the Series A Preferred are entitled to receive a cumulative dividend at a rate of 8.0% per year, payable annually either in cash or shares of our common stock at our election.  Shares of common stock paid as accrued dividends are valued at $0.50 per share. Each share of Series A Preferred is convertible into two shares of our common stock. The holders of Series A Preferred are entitled to receive payments upon liquidation, dissolution or winding up of our company before any amount is paid to the holders of common stock. The holders of Series A Preferred shall have no voting rights, except as required by law.

Warrants

Outstanding Warrants

As of December 18, 2015, we had issued and outstanding warrants to purchase 41,674,796 shares of common stock at prices ranging from $0.10 to $0.50. All warrants are currently exercisable and expire at various dates through November 2020.  Included in the warrants are November 2015 Warrants exercisable for 12,595,237 shares of Common Stock.  The November 2015 Warrants contain cashless exercise provisions in the event a registration statement registering the Common Stock underlying the November 2015 Warrants has not been declared effective by the Securities and Exchange Commission by specified dates and customary anti-dilution protection and registration rights.  The November 2015 Warrants issued to investors expire sixty (60) months from the date of issuance and have an initial exercise price of $0.45 per share. Each November 2015 Warrant is exercisable for .60 of one (1) share of Common Stock. Of the 12,595,237 shares of common stock issuable upon exercise of the November 2015 Warrants, 9,583,333 shares of Common Stock are exercisable upon exercise of warrants that were issued to investors having an exercise price of $0.45 per share. The November 2015 Warrants that were issued to the placement agent and its designees include, 958,333 shares of Common Stock are exercisable upon exercise of November 2015 Warrants having an initial exercise price of $0.45 per share and expire sixty (60) months from the date of issuance and 2,053,571 shares of Common Stock are exercisable upon exercise of November 2015 Warrants having an initial exercise price of $0.35 per share and expire thirty-six (36) months from the date of issuance.

The September 2014 Warrants are exercisable for 21,802,793 shares of Common Stock that were issued in the September 2014 Offering. The September 2014 Warrants contain cashless exercise provisions in the event a registration statement registering the common stock underlying the September 2014 Warrants has not been declared effective by the Securities and Exchange Commission by specified dates and customary anti-dilution protection and registration rights. The September 2014 Warrants expire 60 months from the date of the closing. Of the 21,802,793 shares of Common Stock issuable upon exercise of the September 2014 Warrants, 18,586,956 shares of Common Stock are exercisable upon exercise of September 2014 Warrants that were issued to investors having an exercise price of $0.23 per share, 1,858,694 shares of Common Stock are exercisable upon exercise of September 2014 Warrants that were issued to the placement agent and its designees. having an initial exercise price of $0.23 per share and 1,357,143 shares of common stock are exercisable upon exercise of warrants that were issued to the placement agent and its designees having an initial exercise price of $0.35 per share.

Options Outstanding

As of December 18, 2015, we had issued and outstanding options to purchase 23,573,950 shares of Common Stock at prices ranging from $16.00 to $39.00. There are currently 18,346,850 options available for exercise at various dates through 2021.

Convertible Notes

On November 25, 2015, we closed the final round of the November 2015 Offering pursuant to which we raised cash proceeds of $3,187,500 and converted $4,000,000 of debt from a previous private placement and sold to three (3) investors three (3) year senior secured notes in the aggregate principal amount of $7,187,500 (convertible initially into 20,535,714 shares of Common Stock, and 9,583,333 November 2015 Warrants. One investor in the November 2015 Offering had previously purchased from us a $5,000,000 “January 2015 Note”, the outstanding principal amount of $5,000,000 together with accrued interest of $28,493.15 was prepaid on October 26, 2015 through a cash payment from us to the investor of $1,028,493.15 and the remaining $4,000,000 owed was applied to the Investor’s purchase of a $4,000,000 November 2015 Note in the November 2015 Offering and a November 2015 Warrant exercisable to purchase 5,333,333 shares of Common Stock.

The November 2015 Notes bear interest at a rate of eight percent (8%) per annum.  We have the right to prepay the November 2015 Notes at any time after the one year anniversary date of the issuance of the November 2015 Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest.  The November 2015 Notes rank senior to all of our debt other than certain debt owed to Wells Fargo Bank, Crestmark Bank, the investors in our prior private placements, a mortgage on property, and any refinancings thereof.  We and CLR, have provided collateral to secure the repayment of the November 2015 Notes and have pledged assets (which liens are junior to CLR’s line of credit and equipment lease and junior to the rights of note holders in our prior financings but senior to all of their other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors.  Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the November 2015 Notes, subject to the terms of a Guaranty executed by him with the investors.  In addition, Mr. Wallach has agreed not to sell, transfer or pledge the 30 million shares of the Common Stock that are currently pledged as collateral to a previous financing so long as his personal guaranty is in effect.

On January 29, 2015, we completed the January 2015 Offering, pursuant to which we raised aggregate gross proceeds of $5,250,000 in the January 2015 Offering and sold aggregate units consisting of the 8% secured promissory notes in the aggregate principal amount of $5,250,000 and 1,575,000 shares of our common stock which are mature in January 2016. The funds were used by us to purchase green coffee. As payment for a portion of his investment in the November 2015 Offering, one investor applied $4,000,000 of the amount owed to him under his January 2015 Note to acquire $4,000,000 of the November 2015 Notes and Warrants and we prepaid the remaining $1,028,493.15 owed under the January 6, 2015 Note.  At this time $250,000 is owed under the January 2015 Notes that are due in January 2016.

On September 10, 2014, we completed the September 2014 Offering and issued September 2014 Notes in the aggregate principal amount of $4,750,000. The Notes are currently convertible into 13,571,429 shares of our common stock at an exercise price of $0.35 per share. The Notes bear interest at a rate of 8% per annum. We have the right to prepay the Notes at any time after the one year anniversary date of the issuance of the Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest. The Notes rank senior to all of our debt other than certain senior debt. CLR, our wholly owned subsidiary, has provided collateral to secure the repayment of the Notes and has pledged its assets (which lien is junior to CLR’s line of credit and equipment lease but senior to all of its other obligations), all subject to the terms and conditions of a security agreement among us, CLR and the investors. Stephan Wallach, our Chief Executive Officer, has also personally guaranteed the repayment of the Notes, subject to the terms of a Guaranty executed by him with the investors. In addition, Mr. Wallach has agreed not to sell, transfer or pledge 30 million shares of the common stock that he owns so long as his personal guaranty is in effect.

Potential Anti-Takeover Effects

Certain provisions set forth in our Certificate of Incorporation, as amended, in our bylaws and in Delaware law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Blank Check Preferred Stock. Our Certificate of Incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to 100 million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by the chairman or by our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the board call such a special meeting, or to require that our board request the calling of a special meeting of stockholders.

While the foregoing provisions of our certificate of incorporation, bylaws and Delaware law may have an anti-takeover effect, these provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. In that regard, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

In general, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of ten percent or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Listing of common stock

Our common stock is currently quoted on the OTCQX Marketplace under the trading symbol “YGYI.”

Transfer Agent

We have retained Fidelity Transfer Company as our transfer agent.  They are located at 8915 S 700 E., Suite 102 Sandy, Utah 84070.  Their telephone number is (801) 233-0589.

EXPERTS

The financial statements as of December 31, 2014 and 2013 and for the years then ended included in this Registration Statement have been so included in reliance on the reports of Mayer Hoffman McCann P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our directors and officers are indemnified as provided by the Delaware General Corporation Law, Certificate of Incorporation and our Bylaws. Section 145 of the Delaware General Corporation Law provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that: (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Our Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Gracin & Marlow, LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file annual and current reports, proxy statements and other information with the SEC. These reports, proxy statements and other information filed by us can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports, proxy statements, information statements and other information concerning our company located at http://www.sec.gov. This prospectus does not contain all the information required to be included in the registration statement (including the exhibits), which we have filed with the SEC under the Securities Act and to which reference is made in this prospectus.

You may obtain, free of charge, a copy of any of our filings by writing or calling us at the following address and telephone number: 2400 Boswell Road, Chula Vista, California or calling (619) 934-3980. Our website address is www.ygyi.com. The information contained on our website or that can be accessed through our website does not constitute part of this document.

INDEX TO FINANCIAL STATEMENTS

YOUNGEVITY INTERNATIONAL, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Youngevity International, Inc.
Chula Vista, California

We have audited the accompanying consolidated balance sheets of Youngevity International, Inc. and Subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youngevity International, Inc. and Subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
March 30, 2015

Youngevity International, Inc. and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)
	As of December 31,
	2014	2013
ASSETS
Current Assets:
Cash and cash equivalents	$2,997	$4,320
Accounts receivable, due from factoring company	1,612	1,051
Accounts receivable, trade	180	76
Income taxes receivable	308	-
Inventory	11,783	5,973
Deferred tax assets, net current	801	-
Prepaid expenses and other current assets	3,753	1,209
Total current assets	21,434	12,629

Property and equipment, net	10,319	4,669
Deferred tax assets, long-term	3,140	-
Intangible assets, net	14,516	11,532
Goodwill	6,323	6,023
	$55,732	$34,853

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable	$5,407	$2,764
Accrued distributor compensation	4,177	2,711
Accrued expenses	2,332	1,238
Deferred revenues	5,075	3,308
Other current liabilities	477	148
Capital lease payable, current portion	24	95
Notes payable, current portion	228	245
Warrant derivative liability	3,712	-
Contingent acquisition debt, current portion	2,765	1,072
Total current liabilities	24,197	11,581

Capital lease payable, net of current portion	4	27
Deferred tax liability	-	723
Notes payable, net of current portion	4,839	5,015
Convertible notes payable, net of debt discount	396	-
Contingent acquisition debt, net of current portion	7,707	6,008
Total liabilities	37,143	23,354

Commitments and contingencies (see Note 9)

Equity:
Youngevity International, Inc. stockholders' equity:
Convertible Preferred Stock, $0.001 par value: 100,000,000 shares authorized; 161,135 and 211,135 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	-	-
Common Stock, $0.001 par value: 600,000,000 shares authorized; 390,301,312 and 388,686,445 shares issued and outstanding at December 31, 2014 and December 31, 2013, respectively	390	389
Additional paid-in capital	167,386	165,759
Accumulated deficit	(148,912)	(154,281)
Accumulated other comprehensive loss	(275)	(165)
Total Youngevity International, Inc. stockholders' equity	18,589	11,702
Noncontrolling interest	-	(203)
Total equity	18,589	11,499
	$55,732	$34,853
See accompanying notes.

Youngevity International, Inc. and Subsidiaries
Consolidated Statements of Income
(In thousands, except share and per share amounts)

	Years Ended December 31,
	2014	2013

Revenues	$134,043	$85,627
Cost of revenues	57,718	34,326
Gross profit	76,325	51,301
Operating expenses
Distributor compensation	52,646	32,985
Sales and marketing	7,363	4,512
General and administrative	12,947	9,452
Total operating expenses	72,956	46,949
Operating income	3,369	4,352
Other income	3	-
Interest expense, net	(2,359)	(1,249)
Change in fair value of warrant derivative liability	(15)	-
Total other expense	(2,371)	(1,249)
Income before income taxes	998	3,103
Income tax (benefit) provision	(4,371)	452
Net income	5,369	2,651
Net loss attributable to noncontrolling interest	-	(119)
Net income attributable to Youngevity	5,369	2,770
Preferred stock dividends	(15)	(16)
Net income available to common stockholders	$5,354	$2,754

Net income per share, basic	$0.01	$0.01
Net income per share, diluted	$0.01	$0.01

Weighted average shares outstanding, basic	389,427,336	389,120,351
Weighted average shares outstanding, diluted	389,795,108	391,953,473
See accompanying notes.

Youngevity International, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(In thousands)

	Years Ended December 31,
	2014	2013

Net income:	$5,369	$2,651
Foreign currency translation	(110)	(42)
Total other comprehensive loss	(110)	(42)
Comprehensive income	$5,259	$2,609

See accompanying notes.

Youngevity International, Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
(In thousands, except share data)
					Note Receivable for Stock Purchase	Additional Paid-in Capital	Accumulated Other Compre- hensive Loss	Accum- ulated Deficit	Total Stock-holders' Equity	Non-controlling Interest
											Total Equity
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount

Beginning Balance at December 31, 2012	211,135	$-	389,599,848	$389	$(62)	$165,017	$(123)	$(155,266)	$9,955	$(76)	$9,879
Net income	-	-	-	-	-	-	-	2,770	2,770	(119)	2,651
Foreign currency translation adjustment	-	-	-	-	-	-	(42)	-	(42)	-	(42)
Noncontrolling interest in currency conversion	-	-	-	-	-	-	-	-	-	(8)	(8)
Payment of note receivable on common stock	-	-	-	-	62	-	-	-	62	-	62
Issuance of common stock pursuant to the exercise of stock options	-	-	28,000	-	-	6	-	-	6	-	6
Repurchase of common stock	-	-	(941,403)	-	-	(224)	-	-	(224)	-	(224)
Dividends on preferred stock	-	-	-	-	-	(16)	-	-	(16)	-	(16)
Stock based compensation expense	-	-	-	-	-	848	-	-	848	-	848
Warrant modification expense	-	-	-	-	-	128	-	-	128	-	128
Deemed dividend (Boswell acquisition)	-	-	-	-	-	-	-	(1,785)	(1,785)	-	(1,785)

Balance at December 31, 2013	211,135	$-	388,686,445	$389	$-	$165,759	$(165)	$(154,281)	$11,702	$(203)	$11,499

Net income	-	-	-	-	-	-	-	5,369	5,369		5,369
Deconsolidation of non-controlling interest	-	-	-	-	-	-	-	-	-	203	203
Foreign currency translation adjustment	-	-	-	-	-	-	(110)	-	(110)	-	(110)
Beneficial conversion feature of convertible notes payable	-	-	-	-	-	1,053	-	-	1,053	-	1,053
Issuance of common stock pursuant to the exercise of warrants	-	-	2,750,000	1	-	369	-	-	370	-	370
Issuance of common stock pursuant to the exercise of stock options	-	-	10,250	-	-	5	-	-	5	-	5
Issuance of common stock pursuant to the conversion of preferred stock and accrued dividends	(50,000)	-	300,164	-	-	25	-	-	25	-	25
Repurchase of common stock	-	-	(1,445,547)	-	-	(344)	-	-	(344)	-	(344)
Dividends on preferred stock	-	-	-	-	-	(15)	-	-	(15)	-	(15)
Stock based compensation expense	-	-	-	-	-	534	-	-	534	-	534

Balance at December 31, 2014	161,135	$-	390,301,312	$390	$-	$167,386	$(275)	$(148,912)	$18,589	$-	$18,589
See accompanying notes.

Youngevity International, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands, except share amounts)
	Years Ended December 31,
	2014	2013
Cash Flows from Operating Activities:
Net Income	$5,369	$2,651
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,686	2,079
Stock based compensation expense	534	848
Warrant modification expense	-	128
Amortization of deferred financing costs	41	-
Change in fair value of warrant derivative liability	15	-
Amortization of debt discount	428	48
Change in fair value of contingent acquisition debt	179	52
Expenses allocated to profit sharing agreement	(211)	-
Gain on disposal of assets	(1)	-
Interest income accrued on note receivable, related party	-	(3)
Deconsolidation of non-controlling interest	203	-
Deferred income taxes	(4,664)	(19)
Changes in operating assets and liabilities, net of effect from business combinations:
Accounts receivable	(665)	(56)
Inventory	(5,810)	(1,055)
Prepaid expenses and other current assets	(2,095)	(650)
Accounts payable	2,643	306
Accrued distributor compensation	1,466	(354)
Deferred revenues	1,767	881
Accrued expenses and other liabilities	325	(785)
Income taxes receivable	(308)	-
Net Cash Provided by Operating Activities	1,902	4,071

Cash Flows from Investing Activities:
Acquisitions, net of cash acquired	(2,100)	54
Purchases of property and equipment	(3,037)	(1,199)
Net Cash Used in Investing Activities	(5,137)	(1,145)

Cash Flows from Financing Activities:
Proceeds from issuance of convertible notes payable, net	4,260	-
Proceeds from the exercise of stock options and warrants, net	375	6
Proceeds (payments) from factoring company, net	538	(215)
Payments of notes payable, net	(225)	(363)
Proceeds for note receivable, related party, net	-	62
Payments of contingent acquisition debt	(2,488)	(805)
Payments of capital leases	(94)	(50)
Repurchase of common stock	(344)	(224)
Net Cash Provided by (Used) in Financing Activities	2,022	(1,589)
Foreign Currency Effect on Cash	(110)	(42)
Net (decrease) increase in cash and cash equivalents	(1,323)	1,295
Cash and Cash Equivalents, Beginning of Year	4,320	3,025
Cash and Cash Equivalents, End of Year	$2,997	$4,320

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$2,387	$1,252
Income taxes	$698	$486

Supplemental Disclosures of Non-cash Investing and Financing Activities
Acquisition of net assets in exchange for contingent acquisition debt (see Note 2 for non-cash activity)	$5,912	$2,149
Common stock issued for the conversion of preferred stock and accrued dividends	$25	$-
During 2014, the Company issued certain convertible notes payable that included warrants. The related beneficial conversion feature, valued at approximately $1,053,000 was classified as an equity instrument and recorded as a discount to the carrying value of the related debt. The warrants, valued at approximately $3,697,000, were recognized as a derivative liability.
During 2013, the Company acquired 2400 Boswell, LLC (see Note 4 for non-cash activity).

See accompanying notes.

Youngevity International, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2014 and 2013

Note 1. The Company and Summary of Significant Accounting Policies

Nature of Business

Youngevity International, Inc. (the “Company”), founded in 1996, develops and distributes health and nutrition related products through its global independent direct selling network, also known as multi-level marketing, and sells coffee products to commercial customers. The Company operates in two business segments, its direct selling segment where products are offered through a global distribution network of preferred customers and distributors and its commercial coffee segment where products are sold directly to businesses. In the following text, the terms “we,” “our,” and “us” may refer, as the context requires, to the Company or collectively to the Company and its subsidiaries.

The Company operates through the following domestic wholly-owned subsidiaries: AL Global Corporation, which operates our direct selling networks, CLR Roasters, LLC (“CLR”), our commercial coffee business, Financial Destinations, Inc., FDI Management, Inc., and MoneyTrax LLC (collectively referred to as “FDI”), 2400 Boswell LLC, MK Collaborative LLC, Youngevity Global LLC and the wholly-owned foreign subsidiaries Youngevity Australia Pty. Ltd. and Youngevity NZ, Ltd. Effective July 23, 2013, the Company changed its name from AL International, Inc. to Youngevity International, Inc.

In addition the Company formed five international business subsidiaries in 2014: Siles Plantation Family Group S.A. located in Nicaragua (subsidiary of CLR), Youngevity Mexico S.A. de CV, Youngevity Israel, Ltd., Youngevity Russia, LLC, and Youngevity Colombia S.A.S.

Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Presentation

The Company consolidates all majority owned subsidiaries, investments in entities in which we have controlling influence and variable interest entities where we have been determined to be the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Segment Information

The Company has two reporting segments: direct selling and commercial coffee. The direct selling segment develops and distributes health and wellness products through its global independent direct selling network also known as multi-level marketing. The commercial coffee segment is a coffee roasting and distribution company specializing in gourmet coffee. The determination that the Company has two reportable segments is based upon the guidance set forth in Accounting Standards Codification (“ASC”) Topic 280, “Segment Reporting”. During the twelve months ended December 31, 2014, we derived approximately 87% of our revenue from our direct sales segment and approximately 13% of our revenue from our commercial coffee sales segment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period. Estimates are used in accounting for, among other things, allowances for doubtful accounts, deferred taxes, and related valuation allowances, fair value of derivative liabilities, uncertain tax positions, loss contingencies, fair value of options granted under our stock based compensation plan, fair value of assets and liabilities acquired in business combinations, capital leases, asset impairments, estimates of future cash flows used to evaluate impairments, useful lives of property, equipment and intangible assets, value of contingent acquisition debt, inventory obsolescence, and sales returns.

Actual results may differ from previously estimated amounts and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected prospectively in the period they occur.

Cash and Cash Equivalents

The Company considers only its monetary liquid assets with original maturities of three months or less as cash and cash equivalents.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency.

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. Also, in connection with the sale of convertible debt and equity instruments, the Company may issue freestanding warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity.

Derivative instruments are initially recorded at fair value and are then revalued at each reporting date with changes in the fair value reported as non-operating income or expense. When the convertible debt or equity instruments contain embedded derivative instruments that are to be bifurcated and accounted for as liabilities, the total proceeds allocated to the convertible host instruments are first allocated to the fair value of all the bifurcated derivative instruments. The remaining proceeds, if any, are then allocated to the convertible instruments themselves, usually resulting in those instruments being recorded at a discount from their face value.

The discount from the face value of the convertible debt, together with the stated interest on the instrument, is amortized over the life of the instrument through periodic charges to interest expense, using the effective interest method.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts. Accounts receivable are considered delinquent when the due date on the invoice has passed. The Company records its allowance for doubtful accounts based upon its assessment of various factors including past experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions and other factors that may affect customers’ ability to pay. Accounts receivable are written off against the allowance for doubtful accounts when all collection efforts by the Company have been unsuccessful. Certain accounts receivable are financed as part of a factoring agreement. There was no allowance for doubtful accounts recorded as of December 31, 2014 or 2013.

Inventory and Cost of Sales

Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. The Company records an inventory reserve for estimated excess and obsolete inventory based upon historical turnover, market conditions and assumptions about future demand for its products. When applicable, expiration dates of certain inventory items with a definite life are taken into consideration.

Inventories consist of the following (in thousands):

	December 31,
	2014	2013
Finished goods	$7,817	$4,642
Raw materials	4,444	1,667
	12,261	6,309
Reserve for excess and obsolete	(478)	(336)
Inventory, net	$11,783	$5,973

A summary of the reserve for obsolete and excess inventory is as follows (in thousands):

	2014	2013
Balance as of January 1,	$(336)	$(366)
Addition to provision	(245)	(105)
Write-off of obsolete inventory	103	135
Balance as of December 31,	$(478)	$(336)

Cost of revenues includes the cost of inventory, shipping and handling costs incurred by the Company in connection with shipments to customers, royalties associated with certain products, transaction banking costs and depreciation on certain assets.

The Company analyzes its firm purchase commitments, which currently consist primarily of commitments to purchase green coffee, at each period end. When necessary, provisions are made in each reporting period if the amounts to be realized from the disposition of the inventory items are not adequately protected by firm sales contracts of such inventory items. In that situation, a loss would be recorded for the inventory cost in excess of the saleable market value. There were no such losses in 2014 or 2013.

Deferred Financing Costs

As of December 31, 2014, deferred financing costs consisted of approximately $449,000 associated with our 2014 Private Placement transaction that was completed during the Company’s third quarter of 2014, and is included with prepaid expenses and other current assets on the Company's balance sheets. The deferred financing costs related to the offering are being amortized over the life of the convertible notes and are amortized to expense. The Company did not have any deferred financing costs in 2013.

Plantation Costs

The Company’s commercial coffee segment CLR includes the results of the Siles Plantation Family Group (“Siles”) (see Notes 2 and 11), which is a 450 acre coffee plantation and a dry-processing facility located on 26 acres both located in Matagalpa, Nicaragua. Siles is a wholly-owned subsidiary of CLR, which includes the depreciation and amortization of capitalized costs, development and maintenance and harvesting costs. In accordance with US generally accepted accounting principles (“GAAP”), plantation maintenance and harvesting costs for commercially producing coffee farms are charged against earnings when sold. Deferred harvest costs accumulate throughout the year, and are expensed over the remainder of the year as the coffee is sold. The difference between actual harvest costs incurred and the amount of harvest costs recognized as expense is recorded as either an increase or decrease in deferred harvest costs, which is reported as an asset and included with prepaid expenses and other current assets in the consolidated balance sheets. As of December 31, 2014 the harvest cost associated with the 2015 production is $474,000. The Company did not have any deferred harvest costs in 2013.

Property and Equipment

Property and equipment are recorded at historical cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated useful lives of the related assets. The straight-line method of depreciation and amortization is followed for financial statement purposes. Leasehold improvements are amortized over the shorter of the life of the respective lease or the useful life of the improvements. Estimated service lives range from 3 to 39 years. When such assets are sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations in the period of disposal. The cost of normal maintenance and repairs is charged to expense as incurred. Significant expenditures that increase the useful life of an asset are capitalized and depreciated over the estimated useful life of the asset.

Coffee trees, land improvements and equipment specifically related to the plantations are stated at cost, net of accumulated depreciation. Depreciation of coffee trees and other equipment is reported on a straight-line basis over the estimated useful lives of the assets (25 years for coffee trees, between 5 and 15 years for equipment and land improvements, respectively).

Property and equipment are considered long-lived assets and are evaluated for impairment whenever events or changes in circumstances indicate their net book value may not be recoverable. Management has determined that no impairment of its property and equipment occurred as of December 31, 2014 or 2013.

Property and equipment consist of the following (in thousands):
	December 31,
	2014	2013
Building	$2,948	$1,959
Leasehold improvements	1,701	855
Land	2,544	855
Land improvements	255	-
Producing coffee trees	553	-
Manufacturing equipment	3,272	1,803
Furniture and other equipment	1,080	876
Computer software	901	678
Computer equipment	378	273
Vehicles	103	33
	13,735	7,332
Accumulated depreciation	(3,416)	(2,663)
Total property and equipment	$10,319	$4,669

Depreciation expense totaled approximately $753,000 and $464,000 for the years ended December 31, 2014 and 2013, respectively.

Business Combinations

The Company accounts for business combinations under the acquisition method and allocates the total purchase price for acquired businesses to the tangible and identified intangible assets acquired and liabilities assumed, based on their estimated fair values. When a business combination includes the exchange of the Company’s common stock, the value of the common stock is determined using the closing market price as of the date such shares were tendered to the selling parties. The fair values assigned to tangible and identified intangible assets acquired and liabilities assumed are based on management or third-party estimates and assumptions that utilize established valuation techniques appropriate for the Company’s industry and each acquired business. Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired. A liability for contingent consideration, if applicable, is recorded at fair value as of the acquisition date. In determining the fair value of such contingent consideration, management estimates the amount to be paid based on probable outcomes and expectations on financial performance of the related acquired business. The fair value of contingent consideration is reassessed quarterly, with any change in the estimated value charged to operations in the period of the change. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in actual or estimated revenue streams, discount periods, discount rates and probabilities that contingencies will be met.

Intangible Assets

Intangible assets are comprised of distributor organizations, trademarks, customer relationships and internally developed software. The Company's acquired intangible assets, which are subject to amortization over their estimated useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value.

Intangible assets consist of the following (in thousands):

	December 31, 2014			December 31, 2013
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Distributor organizations	$10,475	$5,126	$5,349	$8,425	$4,169	$4,256
Trademarks and trade names	4,441	304	4,137	3,841	113	3,728
Customer relationships	6,400	1,932	4,468	4,133	1,248	2,885
Internally developed software	720	158	562	720	57	663
Intangible assets	$22,036	$7,520	$14,516	$17,119	$5,587	$11,532

Amortization expense related to intangible assets was approximately $1,933,000 and $1,615,000 for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014, future expected amortization expense related to definite lived intangible assets for the next five years is as follows (in thousands):

Years ending December 31,
2015	$2,020
2016	2,020
2017	1,978
2018	1,621
2019	1,019

As of December 31, 2014, the weighted-average remaining amortization period for intangibles assets was approximately 5.75 years.

Trade names, which do not have legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives are considered indefinite lived assets and are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Approximately $2,267,000 in trademarks from business combinations have been identified as having indefinite lives. The Company has determined that no impairment occurred for the years ended December 31, 2014 and 2013.

Goodwill

Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired. In accordance with ASC Topic 350, “Intangibles — Goodwill and Other”, goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company conducts annual reviews for goodwill and indefinite-lived intangible assets in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable.

The Company first assesses qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that goodwill is impaired. After considering the totality of events and circumstances, the Company determines whether it is more likely than not that goodwill is not impaired. If impairment is indicated, then the Company conducts the two-step impairment testing process. The first step compares the Company’s fair value to its net book value. If the fair value is less than the net book value, the second step of the test compares the implied fair value of the Company’s goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the Company would recognize an impairment loss equal to that excess amount. The testing is generally performed at the “reporting unit” level. A reporting unit is the operating segment, or a business one level below that operating segment (referred to as a component) if discrete financial information is prepared and regularly reviewed by management at the component level. The Company has determined that its reporting units for goodwill impairment testing are the Company’s reportable segments. As such, the Company analyzed its goodwill balances separately for the commercial coffee reporting unit and the direct selling reporting unit.

The Company has determined that no impairment of its goodwill occurred for the years ended December 31, 2014 and 2013.

Goodwill activity for the years ended December 31, 2014 and 2013 by reportable segment consists of the following (in thousands):

	Direct selling	Commercial coffee	Total
Balance at December 31, 2012	$1,840	$3,314	$5,154
Goodwill recognized	869	-	869
Goodwill impaired	-	-	-
Balance at December 31, 2013	$2,709	$3,314	$6,023
Goodwill recognized	300	-	300
Goodwill impaired	-	-	-
Balance at December 31, 2014	$3,009	$3,314	$6,323

Revenue Recognition

The Company recognizes revenue from product sales when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. The Company ships the majority of its direct selling segment products directly to the distributors via UPS or USPS and receives substantially all payments for these sales in the form of credit card transactions. The Company regularly monitors its use of credit card or merchant services to ensure that its financial risk related to credit quality and credit concentrations is actively managed. Revenue is recognized upon passage of title and risk of loss to customers when product is shipped from the fulfillment facility. The Company ships the majority of its coffee segment products via common carrier and invoices its customer for the products. Revenue is recognized when the title and risk of loss is passed to the customer under the terms of the shipping arrangement, typically, FOB shipping point.

The Company also charges fees to become a distributor, and earn a position in the network genealogy, which are recognized as revenue in the period received. The standard fee to become a distributor is $10.00, for a welcome kit that consists of forms, policy and procedures, selling aids, and access to our distributor website and a genealogy position with no down line distributors. The Company recognized related revenue of $425,000 and $248,000 for the years ended December 31, 2014 and 2013, respectively.

Sales revenue and a reserve for estimated returns are recorded net of sales tax when product is shipped.

Deferred Revenues and Costs

Deferred revenues relate primarily to the Heritage Makers product line and represent the Company’s obligation for points purchased by customers that have not yet been redeemed for product. Cash received for points sold is recorded as deferred revenue. Revenue is recognized when customers redeem the points and the product is shipped. As of December 31, 2014 and 2013, the balance in deferred revenues attributable to Heritage Makers was approximately $4,918,000 and $3,308,000 respectively. The remaining balance of approximately $157,000 as of December 31, 2014, relates to the Company’s 2015 conventions.

Deferred costs relate to Heritage Makers prepaid commissions that are recognized in expense at the time the related revenue is recognized. As of December 31, 2014 and 2013, the balance in deferred costs was approximately $1,695,000 and $719,000, respectively and was included in prepaid expenses and current assets.

Product Return Policy

All products, except food products and commercial coffee products are subject to a full refund within the first 30 days of receipt by the customer, subject to an advance return authorization procedure. Returned product must be in unopened resalable condition. Product returns as a percentage of our net sales have been approximately 1% of our monthly net sales over the last two years. Commercial coffee products are returnable only if defective.

Shipping and Handling

Shipping and handling costs associated with inbound freight and freight to customers, including independent distributors, are included in cost of sales. Shipping and handling fees charged to all customers are included in sales. Shipping expense was approximately $9,206,000 and $6,228,000 for the years ended December 31, 2014 and 2013, respectively.

Distributor Compensation

In the direct selling segment, the Company utilizes a network of independent distributors, each of whom has signed an agreement with the Company, enabling them to purchase products at wholesale prices, market products to customers, enroll new distributors for their down-line and earn compensation on product purchases made by those down-line distributors and customers.

The payments made and stock options issued under the compensation plans are the only form of compensation paid to the distributors. Each product has a point value, which may or may not correlate to the wholesale selling price of a product. A distributor must qualify each month to participate in the compensation plan by making a specified amount of product purchases, achieving specified point levels. Once qualified, the distributor will receive payments based on a percentage of the point value of products sold by the distributor’s down-line. The payment percentage varies depending on the qualification level of the distributor and the number of levels of down-line distributors. There are also additional incentives paid upon achieving predefined activity and or down-line point value levels. There can be multiple levels of independent distributors earning incentives from the sales efforts of a single distributor. Due to the multi-layer independent sales approach, distributor incentives are a significant component of the Company’s cost structure. The Company accrues all distributor compensation expense in the month earned and pays the compensation the following month.

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the sum of the weighted-average number of common shares outstanding during the period and the weighted-average number of dilutive common share equivalents outstanding during the period, using the treasury stock method. Dilutive common share equivalents are comprised of in-the-money stock options, warrants and convertible preferred stock, based on the average stock price for each period using the treasury stock method. The incremental dilutive common share equivalents were 367,772 and 2,833,122 for the years ended December 31, 2014 and 2013, respectively.

Foreign Currency Translation

The financial position and results of operations of the Company’s foreign subsidiaries are measured using the foreign subsidiary’s local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders’ equity, unless there is a sale or complete liquidation of the underlying foreign investments. Translation gains or losses resulting from transactions in currencies other than the respective entities functional currency are included in the determination of income and are not considered significant to the Company for 2014 and 2013.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net gains and losses affecting stockholders’ equity that, under generally accepted accounting principles are excluded from net income (loss). For the Company, the only items are the cumulative foreign currency translation and net income (loss).

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes," under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial statement and tax basis of assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

The Company is subject to income taxes in the United States and certain foreign jurisdictions. The calculation of the Company’s tax provision involves the application of complex tax laws and requires significant judgment and estimates. The Company evaluates the realizability of its deferred tax assets for each jurisdiction in which it operates at each reporting date and establishes a valuation allowance when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that deferred tax assets are not more likely than not realizable, the Company will establish a valuation allowance.

The Company applies ASC Topic 740 “Accounting for Uncertainty in Income Taxes” recognized in its financial statements. ASC 740 requires that all tax positions be evaluated using a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Differences between tax positions taken in a tax return and amounts recognized in the financial statements are recorded as adjustments to income taxes payable or receivable, or adjustments to deferred taxes, or both. The Company believes that its accruals for uncertain tax positions are adequate for all open audit years based on its assessment of many factors including past experience and interpretation of tax law. To the extent that new information becomes available, which causes the Company to change its judgment about the adequacy of its accruals for uncertain tax positions, such changes will impact income tax expense in the period such determination is made. The Company’s policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

Stock Based Compensation

The Company accounts for stock based compensation in accordance with ASC Topic 718, “Compensation – Stock Compensation”, which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the vesting period of the equity grant.

The Company accounts for equity instruments issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value, determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Other Income (Expense)

We record interest income, interest expense, and change in derivative liabilities, as well as other non-operating transactions, as other income (expense) on our consolidated statements of income.

Recently Issued Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the threshold for a disposal to qualify as a discontinued operation. To be considered a discontinued operation a disposal now must represent a strategic shift that has or will have a major effect on an entity’s operations and financial results. This ASU also requires new disclosures for individually material disposal transactions that do not meet the definition of a discontinued operation. This update will be applied prospectively and is effective for annual periods, and interim periods within those years, beginning after December 15, 2014. Early adoption is permitted provided the disposal was not previously disclosed. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual periods beginning after December 15, 2016 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12 Compensation – Stock Compensation (Topic 718). The ASU provides guidance for accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. That is the case when an employee is eligible to retire or otherwise terminate employment before the end of the period in which a performance target could be achieved and still be eligible to vest in the award if and when the performance target is achieved. The amendment requires a performance target that affects vesting and that could be achieved after requisite service period be treated as a performance condition. Compensation cost should be recognized in the period in which it becomes probable that such performance condition would be achieved and should represent the compensation cost attributable to the periods for which the requisite service has already been rendered. Those amendments are effective for annual reporting periods beginning after December 15, 2015, and interim periods therein. The Company is currently evaluating the potential impact that adoption of this standard may have on its financial statements.

Note 2. Acquisitions and Business Combinations

During 2014 and 2013, the Company entered into seven acquisitions, which are detailed below. All of the acquisitions were conducted in an effort to expand the Company’s distributor network, enhance and expand its product portfolio, diversify its product mix or expand the coffee business. As such, the major purpose for all of the business combinations was to increase revenue and profitability. The acquisitions were structured in most cases as asset purchases which resulted in the recognition of certain intangible assets.

2014 Acquisitions

Restart Your Life, LLC

On October 1, 2014, the Company acquired certain assets and assumed certain liabilities of Restart Your Life, LLC, (“Restart Your Life”) a dietary supplement company and provider of immune system support products and therapeutic skin lotions. As a result of this business combination, the Company’s distributors and customers will have access to Restart Your Life’s unique line of products and Restart Your Life’s distributors and clients will gain access to products offered by the Company. The purchase price consisted of a maximum aggregate purchase price of $1,492,000, of which the Company has agreed to assume liabilities of approximately $250,000. The Company has agreed to pay Restart Your Life a monthly payment equal to ten (10%) of all gross sales revenue generated by the Restart Your Life distributor organization, regardless of products being sold and pay five (5%) royalty on Restart Your Life product revenue until the earlier of the date that is ten (10) years from the closing date or such time as the Company has paid aggregate cash payment equal to $1,242,000. All payments of Restart Your Life distributor revenue will be applied against and reduce the maximum aggregate purchase price; however if the aggregate gross sales revenue generated by the Restart Your Life distributor organization, for a thirteen (13) months period following the closing date does not equal or exceed $1,492,000 then the maximum aggregate purchase price will be reduced by the difference of the $1,492,000 and the thirteen months revenue; provided that in no event will the maximum aggregate purchase price be reduced below $892,441.

The contingent consideration’s estimated fair value at the date of acquisition was $650,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired and liabilities assumed were recorded at estimated fair values as of the date of the acquisition. The fair values of the acquired assets have not been finalized pending further information that may impact the valuation of certain assets or liabilities. The preliminary purchase price allocation for Restart Your Life (in thousands) is as follows:

Trademarks and trade name	$150
Customer-related intangible	350
Distributor organization	400
Accrued expenses	(250)
Total purchase price	$650

The preliminary fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of (10) ten years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

The Company expects to finalize the valuation within one (1) year from the acquisition date.

Revenue from the Restart Your Life distributors included in the consolidated statement of operations for the year ended December 31, 2014 was approximately $413,000.

The pro-forma effect assuming the business combination with Restart Your Life discussed above had occurred at the beginning of the Company’s fiscal year for 2014 are not presented as the information was not available.

Good Herbs, Inc.

On April 28, 2014, the Company acquired certain assets and assumed certain liabilities of Good Herbs, Inc., (“Good Herbs”) a traditional natural herbal supplements company, whose primary sales channel has been targeted toward certified natural health professionals. As a result of this business combination, the Company’s distributors and customers have access to Good Herbs’ unique line of products and Good Herbs’ distributors and clients gained access to products offered by the Company. The purchase price consisted of a maximum purchase price of $1,900,000 of which approximately $120,000 was related to assumed liabilities. The Company has agreed to pay Good Herbs a monthly payment equal to five (5%) of all gross sales revenue generated by the Good Herbs’ distributor organization, regardless of products being sold within the Good Herbs’ distributor organization; provided, however, for the first six (6) months effective May 12, 2014 Good Herbs is to receive a minimum guaranteed payment of $20,000 per month which is to be applied to the maximum purchase price. In addition, the Company agreed to pay Good Herbs five percent (5%) of Good Herbs’ product sales generated outside the Good Herbs’ distributor organization. Payments are to be made monthly until the earlier of the date that is ten (10) years from the closing or until such time the Company has paid aggregate cash payments equal to $1,780,000; however if the aggregate gross sales revenue generated by the Good Herbs’ distributor organization, regardless of the products being sold, received by the Company for the fifteen (15) months period following the Closing Date does not equal or exceed $1,900,000 then the maximum aggregate purchase price will be reduced by the difference between $1,900,000 and the fifteen month revenue; provided that in no event will the maximum aggregate purchase price be reduced below $1,000,000. The contingent consideration’s preliminary fair value at the date of acquisition was $800,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired and liabilities assumed were recorded at estimated fair values as of the date of the acquisition.

During the fourth quarter ended December 31, 2014 the purchase accounting was finalized and the Company determined that the initial purchase price should be reduced from $800,000, by approximately $270,000. The final purchase price allocation for Good Herbs (in thousands) is as follows:

Trademarks and trade name	$150
Customer-related intangible	250
Distributor organization	250
Accrued expenses	(120)
Total purchase price	$530

The fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of (10) ten years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

Revenue from the Good Herbs’ distributors included in the consolidated statement of operations for the year ended December 31, 2014 was approximately $333,000.

The pro-forma effect assuming the business combination with Good Herbs discussed above had occurred at the beginning of the Company’s fiscal year for 2014 are not presented as the information was not available.

Beyond Organic, LLC

On May 1, 2014, the Company acquired certain assets and assumed certain liabilities of Beyond Organic, LLC, (“Beyond Organic”) a vertically integrated organic food and beverage company. The purchase price consisted of a maximum purchase price of $6,200,000 of which approximately $200,000 was related to assumed liabilities. The Company has agreed to pay Beyond Organic a monthly payment equal to ten (10%) of all gross sales revenue generated by the Beyond Organic distributor organization, regardless of products being sold within the Beyond Organic distributor organization; provided, however, for the first ten (10) months effective May 12, 2014 Beyond Organic is to receive a minimum guaranteed payment of $92,500 per month which is to be applied to the maximum purchase price. In addition, the Company agreed to pay Beyond Organic five percent (5%) of Beyond Organic product sales generated outside the Beyond Organic distributor organization. Payments are to be made monthly until the earlier of the date that is seven (7) years from the closing or until such time the Company has paid aggregate cash payments equal to $6,000,000. The contingent consideration’s estimated fair value at the date of acquisition was $3,100,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of the acquisition. The purchase price allocation for Beyond Organic (in thousands) is as follows:

Goodwill	$300
Trademarks and trade name	300
Customer-related intangible	1,300
Distributor organization	1,400
Accrued expenses	(200)
Total purchase price	$3,100

The fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of (10) ten years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

Goodwill of $300,000 was recognized as the excess of the purchase price over the acquisition-date fair value of net assets acquired. Goodwill is estimated to represent the synergistic values expected to be realized from the combination of the two businesses. The goodwill is expected to be deductible for tax purposes.

Revenue from the Beyond Organic distributors included in the consolidated statement of operations for the year ended December 31, 2014 was approximately $3,129,000.

The pro-forma effect assuming the business combination with Beyond Organic discussed above had occurred at the beginning of the Company’s fiscal year for 2014 are not presented as the information was not available.

Siles Plantation Family Group S.A. (Sociedad Anonima)

On May 13, 2014, the Company, through its wholly-owned subsidiary CLR Roasters, LLC (“CLR”), acquired the stock in the Siles Plantation Family Group S.A., a Nicaraguan entity. The results of Siles are included in the consolidated financial statements of the Company from the date of acquisition. The transaction is being accounted for as a business combination.

The Siles Plantation Family Group S.A. is operated and managed by a husband and wife team who are also employees of Siles. The husband and wife team are Marisol Del Carmen Siles Orozco (“Orozco”) and Alain Piedra Hernandez (“Hernandez”) both Nicaraguan nationals and U.S. citizens. Orozco and Hernandez independently own and operate a coffee export company and maintain an export license; Hernandez, Hernandez Export Y Compañia (“H&H”). CLR has been associated with H&H through sourcing arrangements to procure Nicaraguan coffee.

Concurrent with the acquisition of Siles, Siles acquired the assets of a dry-processing plant “La Pita”, a coffee plantation “El Paraiso” and has paid a deposit to purchase a second coffee plantation “El Paraisito” as follows:

1)
“La Pita”, a dry-processing plant sitting on approximately 26 acres of land is located in Matagalpa, Nicaragua. The property includes buildings, structures, machinery and equipment, and furnishings and fixtures. The total purchase price was $1,904,840, of which CLR paid $1,050,000 and H&H paid $854,840. The preliminary purchase price allocation for La Pita (in thousands) is as follows:

Buildings and structures	$832
Machinery and equipment	417
Customer relationships, intangible	367
Land	289
Total purchase price	$1,905

2)
“El Paraiso”, a coffee plantation located in Matagalpa, Nicaragua, consisting of approximately 450 acres of land. The total purchase price was $1,400,000 of which CLR paid $1,050,000 and H&H paid $350,000. The purchase price allocation for El Paraiso (in thousands) is as follows:

Land	$1,400
Total purchase price	$1,400

3)
Additionally, Siles has the desire to purchase “El Paraisito”, an approximate 450 acre plantation located adjacent to El Paraiso. The Company is currently in the process of completing final settlement of the purchase agreement. CLR and H&H has a deposit towards this purchase of $284,000 of which CLR paid $200,000 and H&H paid $84,000 towards the deposit and is recorded in prepaid expenses and other current assets on the Company’s consolidated balance sheet.

In connection with the acquisition of Siles (La Pita and El Paraiso), the Company recognized a contingent liability of approximately $1,632,000 which is payable to H&H after certain working capital conditions are met and after CLR’s cash contributions for the acquisitions are fully paid.

As an inducement to harvest the plantations and operate the dry-processing plant profitably, CLR and H&H entered into an Operating and Profit Sharing Agreement (“Agreement”). In accordance with the Agreement, H&H shares equally (50%) in all profits and losses generated by Siles, and profits from any subsequent sale of the plantation, after profits are first distributed to CLR equal to the amount of CLR’s cash contributions for the acquisitions, then after profits are distributed to H&H in an amount equal to their cash contributions, and after certain other conditions are met. During the year ended December 31, 2014 the Company recorded expenses allocated to the profit sharing Agreement of $211,000.

As of December 31, 2014 the balance of contingent acquisition debt payable to H&H after the reduction of $211,000 from the allocation of 50% losses recognized in 2014 is $1,421,000.

As of the date of this Annual Report on Form 10-K, the Company is still finalizing the allocation of the purchase price. Changes to the preliminary purchase price allocation are expected to occur, and may be significant, upon completion of the acquisition valuation. The Company expects to finalize the valuation within one (1) year from the acquisition date.

Revenue from the Siles Plantation includes service fees related to dry-processing at La Pita of approximately $115,000 and is included in the consolidated statement of operations for the year ended December 31, 2014.

Siles Family Plantation is a newly formed entity and does not have current or historical financial statements; therefore pro-forma disclosures have not been presented.

Financial Destinations, Inc., FDI Management, Inc., and MoneyTrax, LLC (collectively referred to as “FDI”)

During the Company’s third quarter ended September 30, 2014, we entered into an amendment agreement related to our FDI business acquisition that was consummated in a prior year, which reduces the maximum amount that will be paid to the seller. This resulted in a reduction in the estimated fair value of the related contingent acquisition debt.

2013 Acquisitions

Biometics International, Inc.

In November 2013, the Company acquired certain assets and assumed certain liabilities of Biometics International, Inc., a California corporation (“Biometics”). Biometics is an innovator in advanced liquid nutritional supplements. The transaction was accounted for as a business combination. The purchase price consisted of a maximum of $1,600,000 of which $200,000 was related to assumed liabilities and the remaining $1,400,000 is payable in cash based on the lesser of $22,500 or 15% of gross sales revenue generated by Biometics distributor organization, plus 5% of Biometics product sales generated outside the Biometics distributor organization. Payments are to be made monthly until the earlier of the date that is five years from the closing or until such time the Company has paid aggregate cash payments equal to $1,400,000 however, in no event is the aggregate purchase price to be less than $1,000,000. The contingent consideration’s estimated fair value at the date of acquisition was $1,000,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired and liabilities assumed were recorded at estimated fair values as of the date of the acquisition. The purchase price allocation for Biometics (in thousands) was as follows:

Inventory	$8
Trademarks and trade name	350
Customer-related intangible	242
Distributor organization	600
Accrued expenses	(200)

Total purchase price	$1,000

The fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of ten years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

Revenue included in the consolidated statements of income for the years ended December 31, 2014 and 2013 was approximately $3,450,000 and $152,000, respectively.

The pro-forma effect assuming the business combination with Biometics discussed above had occurred at the beginning of the Company’s fiscal year for 2013 are not presented as the information was not available.

GoFoods Global, LLC

In October 2013, the Company acquired certain assets and assumed certain liabilities of GoFoods Global, LLC, a Utah limited liability corporation (“GoFoods”). GoFoods is a unique direct seller of healthy and nutritious extended shelf-life food products. The transaction was accounted for as a business combination. The purchase price consisted of a maximum of $2,000,000, subject to adjustment as follows: If the aggregate revenue for the twelve months beginning with the closing date is less than $2,400,000, then the aggregate purchase price shall be reduced by the difference between $2,400,000 and the twelve month revenue, provided, however, that in no event shall the maximum aggregate purchase price be reduced below $1,450,000.

The purchase price was payable in cash based on 5% of gross sales revenue generated by GoFoods distributor organization, plus 5% of GoFoods product sales generated outside the GoFoods distributor organization. Payments were made monthly until the total applicable purchase price was paid. The contingent consideration’s estimated fair value at the date of acquisition was approximately $650,000, as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired and liabilities assumed were recorded at estimated fair values as of the date of the acquisition. The purchase price allocation for GoFoods (in thousands) was as follows:

Cash	$75
Inventory	143
Trademarks and trade name	350
Customer-related intangible	91
Distributor organization	300
Accounts payable	(258)
Accrued expenses	(51)

Total purchase price	$650

The fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of ten years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

During the Company’s third quarter ended September 30, 2014, we entered into an amendment agreement with the GoFoods representing parties providing for the cancellation of certain obligations provided under the original asset purchase agreement, releasing the Company from certain royalty and commission payments. The Company retains all of the rights pursuant to the original agreement. This resulted in the elimination of the related contingent acquisition debt of approximately $342,000, and is included in general and administrative expense as of December 31, 2014.

Revenue included in the consolidated statements of income for the years ended December 31, 2014 and 2013 was approximately $1,162,000 and $449,000, respectively.

The pro-forma effect assuming the business combination with GoFoods discussed above had occurred at the beginning of the Company’s fiscal year for 2013 are not presented as the information was not available.

Heritage Makers, Inc.

In August, 2013, the Company acquired certain assets and assumed certain liabilities of Heritage Makers, Inc., a direct sales personal publishing company based in Provo, Utah. The transaction was accounted for as a business combination. The purchase price consisted of $500,000 paid at closing, plus an amount equal to 4% of gross sales revenue generated by Heritage Makers’ distributor organization until such time a maximum of $700,000 of 4% payments are made by the Company. As a result of this acquisition, Youngevity distributors and customers have access to Heritage Makers’ web-based publishing software, which allows consumers to personally design photo books, cards, calendars, posters and other printed products and Heritage Makers customers will gain access to all products offered by Youngevity.

The Company has estimated fair value (in thousands) at the date of acquisition of the acquired tangible and intangible assets and liabilities as follows:

Cash paid	$500
Estimated fair value of earn-out	500
Aggregate purchase price	$1,000

Purchase price allocation:
Cash	$478
Accounts Receivable	20
Inventory	92
Prepaid expenses and other current assets	147
Property, plant and equipment	26
Trademarks and trade name	400
Customer-related intangible	300
Distribution network	700
Internally developed software	700
Goodwill	869
Accounts payable	(56)
Accrued expenses	(249)
Deferred revenues	(2,427)

The estimated fair value of intangible assets acquired in the amount of $2,100,000 was determined through the use of a third party valuation firm using various income and cost approach methodologies. Specifically, the intangibles identified in the acquisition were trademarks and trade name, customer-related intangible, distributor network and internally developed software. The trademarks and trade name, customer-related intangible and distribution network are being amortized over their estimated useful life of ten years and internally developed software is being amortized over its estimated useful life of seven years. The straight-line method is being used and is believed to approximate the time-line with which the economic benefit of the underlying intangible asset will be realized.

Goodwill of $869,000 was recognized in the direct selling segment as the excess purchase price over the acquisition-date fair value of net assets acquired. Goodwill is estimated to represent the synergistic values expected to be realized from the combination of the two businesses. The goodwill is expected to be deductible for tax purposes.

The estimated fair value of the earn-out of $500,000 was recorded as contingent acquisition debt in the consolidated balance sheet.

The costs related to the acquisition of Heritage Makers totaled approximately $46,000, which included legal and valuation fees.

Revenue included in the consolidated statements of income for the years ended December 31, 2014 and 2013 was approximately $5,978,000 and $2,275,000, respectively.

Pro-Forma Information

The following table presents the approximate unaudited pro-forma effect assuming the business combination with Heritage Makers discussed above had occurred at the beginning of the Company’s fiscal year for 2013 and includes pro-forma adjustments for revenue, intangible amortization, property and equipment depreciation and interest expense, as applicable (in thousands). The pro-forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the fiscal period or of results that may occur in the future.

December 31, 2013
Revenues	$88,596
Income before income taxes	$2,532

Note 3. Arrangements with Variable Interest Entities and Related Party Transactions

The Company consolidates all variable interest entities in which it holds a variable interest and is the primary beneficiary of the entity. Generally, a variable interest entity (“VIE”) is a legal entity with one or more of the following characteristics: (a) the total at risk equity investment is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; (b) as a group the holders of the equity investment at risk lack any one of the following characteristics: (i) the power, through voting or similar rights, to direct the activities of the entity that most significantly impact its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) some equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. The primary beneficiary of a VIE is required to consolidate the VIE and is the entity that has (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (b) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining whether it is the primary beneficiary of a VIE, the Company considers qualitative and quantitative factors, including, but not limited to: which activities most significantly impact the VIE's economic performance and which party has the power to direct such activities; the amount and characteristics of Company's interests and other involvements in the VIE; the obligation or likelihood for the Company or other investors to provide financial support to the VIE; and the similarity with and significance to the business activities of Company and the other investors. Significant judgments related to these determinations include estimates about the current and future fair values and performance of these VIEs and general market conditions.

FDI Realty, LLC

FDI Realty is the owner and lessor of the building occupied by the Company for its sales office in Windham, NH. The Company is a lessee and currently one of three tenants and has a lease term that ended in July 2014 with an option of four 3-year renewal. As of December 31, 2014 the Company is in the process of renewing the lease agreement. An officer of the Company is the single member of FDI Realty. The Company is a co-guarantor of FDI Realty’s mortgages on the leased building. The Company determined that the fair value of the guarantees is not significant and therefore did not record a related liability. The first mortgage is due on August 13, 2018 and the second mortgage is due on August 13, 2028. The Company’s maximum exposure to loss as a result of its involvement with the unconsolidated VIE is approximately $1,986,000 and $2,067,000 as of December 31, 2014 and 2013, respectively. The Company may be subject to additional losses to the extent of any financial support that it voluntarily provides in the future.

At December 31, 2014, the Company held a variable interest in FDI Realty, for which the Company is not deemed to be the primary beneficiary. The Company has concluded, based on its qualitative consideration of the lease agreement, and the role of the single member of FDI Realty, that the single member is the primary beneficiary of FDI Realty. In making these determinations, the Company considered that the single member conducts and manages the business of FDI Realty, is authorized to borrow funds on behalf of FDI Realty, is the sole person authorized and responsible for conducting the business of FDI Realty, and is obligated to fund the obligations of FDI Realty. As a result of this determination, the financial position and results of operations of FDI Realty have not been included in the consolidated financial statements of the Company.

AL Corporation Holding Pte. Ltd. and DrinkAct Southeast Asia, Inc.

The Company concluded that it held variable interests in AL Corporation Holding Pte. Ltd. (“DrinkACT Singapore”) and DrinkACT Southeast Asia, Inc. (“DrinkACT Philippines”), entities established during the year ended December 31, 2011. The VIE’s served to exclusively market and distribute the Company’s product. Although the Company did not have any legal ownership of the businesses themselves, it did exert a level of control over the activities undertaken by each business and bore the risk of loss and the benefit of profits. The Company determined that it was the primary beneficiary in the relationship and, therefore, the results of operations and non-controlling interests were included in the consolidated financial statements.

As a result of the Company’s ultimate inability to control the processes and procedures of the two entities in accordance with the Company’s objectives, management ended its relationship with DrinkACT Singapore during the fourth quarter of 2012 and ended its relationship with DrinkACT Philippines during the fourth quarter of 2013. The Company failed to write-down the associated remaining non-controlling interest amounts in the appropriate periods. Due to the immateriality of these amounts a restatement of the respective period financial statements is not appropriate. There are no other assets or liabilities associated with either entity.

At December 31, 2014 the Company recorded the net effect of the remaining amount from the non-controlling interest of the two entities as approximately $62,000 accumulated net income related to DrinkACT Singapore carried over from 2012 and a deficit of approximately $265,000 related to the DrinkACT Philippines carried over from 2013. The net effect of approximately $203,000 has been reported in the Company’s consolidated financial statements in general and administrative expenses.

The following table summarizes the amounts included in the consolidated financial statements related to the operations of DrinkACT Singapore and DrinkACT Philippines (in thousands):

	Years ended December 31,
	2014	2013
Revenues	$-	$24
Operating loss, net	$(203)	$(118)

Related Party Transactions

A member of the Board of Directors owns and operates Northwest Nutraceuticals, Inc., a supplier of certain inventory items. The Company made purchases of approximately $72,000 and $71,000 from this supplier for the years ended December 31, 2014 and 2013, respectively.

Our coffee segment CLR is associated with Hernandez, Hernandez Export Y Compañia (“H&H”) through sourcing arrangements to procure Nicaraguan green coffee and in March 2014 as part of the Siles Plantation Family Group S.A. (“Siles”) acquisition, CLR engaged H&H as employees to manage Siles. See Note 2 above.
On March 15, 2013, the Company acquired 2400 Boswell LLC (“2400 Boswell”) for approximately $4.6 million. 2400 Boswell is the owner and lessor of the building occupied by the Company for its corporate office and warehouse in Chula Vista, California. The purchase was from an immediate family member of our Chief Executive Officer and consisted of approximately $248,000 in cash, $334,000 of debt forgiveness and accrued interest, and a promissory note of approximately $393,000, payable in equal payments over 5 years and bears interest at 5.0%. Additionally, the Company assumed a long-term mortgage of $3,625,000, payable over 25 years and has an initial interest rate of 5.75%. The interest rate is the prime rate plus 2.5%. The lender will adjust the interest rate on the first calendar day of each change period. As of December 31, 2014 the balance on the long-term mortgage is approximately $3,506,000 and the balance on the promissory note is approximately $267,000. The Company and our Chief Executive Officer are both are co-guarantors of the mortgage.

On July 1, 2012, the President of the Company was issued a loan to purchase stock in the Company in the amount $120,000. The loan was to be repaid within one year and carried an interest rate of 4.0%. As of December 31, 2012, $60,000 had been repaid under the terms of the note and the remaining $60,000 plus interest was repaid in 2013.

Note 4. Notes Payable and Other Debt

On March 15, 2013, the Company acquired 2400 Boswell for approximately $4.6 million. 2400 Boswell is the owner and lessor of the building occupied by the Company for its corporate office and warehouse in Chula Vista, California. The purchase was from an immediate family member of our Chief Executive Officer and consisted of approximately $248,000 in cash, $334,000 of debt forgiveness and accrued interest, and a promissory note of approximately $393,000, payable in equal payments over 5 years and bears interest at 5.0%. Additionally, the Company assumed a long-term mortgage of $3,625,000, payable over 25 years and has an initial interest rate of 5.75%. The interest rate is the prime rate plus 2.5%. The lender will adjust the interest rate on the first calendar day of each change period. As of December 31, 2014 the balance on the long-term mortgage is approximately $3,506,000 and the balance on the promissory note is approximately $267,000. The Company and our Chief Executive Officer are both co-guarantors of the mortgage.

Pursuant to FASB or ASC 805 “Business Combinations,” 2400 Boswell was owned by related parties to the Company which held common control, accordingly the Company must record the assets acquired at the carrying basis that pre-existed on the books of 2400 Boswell, prior to the acquisition. The total carrying cost of the land and building was $2,815,000, which is $1,785,000 less than the consideration amount paid by the Company. The Company therefore recorded a $1,785,000 charge to equity as a deemed dividend. An appraisal of the land and building ordered by and provided to the lender on February 27, 2013, estimated the “as-is fee simple market value” at $5,150,000 as of February 21, 2013.

In March 2007, the Company entered into an agreement to purchase certain assets of M2C Global, Inc., a Nevada corporation, for $4,500,000. The agreement required payments totaling $500,000 in three installments during 2007, followed by monthly payments in the amount of 10% of the sales related to the acquired assets until the entire note balance is paid. The Company has imputed interest at the rate of 7% per annum. As of December 31, 2014 and 2013, the carrying value of the liability was approximately $1,258,000 and $1,293,000, respectively, net of an unamortized discount of $0 and $32,000, respectively. Imputed interest recorded on the note was approximately $55,000 and $63,000 for the years ended December 31, 2014 and 2013, respectively.

During the third quarter of fiscal year ended December 31, 2014, the Company completed its 2014 Private Placement and entered into Note Purchase Agreements (the "Note" or "Notes") with seven accredited investors pursuant to which the Company sold units consisting of five (5) year senior secured convertible Notes in the aggregate principal amount of $4,750,000, that are convertible into shares of our common stock. The Notes are due in September 2019 if the option to convert has not been exercised (see Note 5, below).

The Company has two other notes payable in the total amount of $38,000 and $50,000 as of December 31, 2014 and 2013, respectively, which expire in 2018 and 2019, respectively.

The following summarizes the maturities of notes payable (in thousands):

Years ending December 31,
2015	$228
2016	236
2017	248
2018	189
2019	4,925
Thereafter	3,991
Total	$9,817

Capital Lease

The Company leases certain manufacturing and phone equipment under non-cancelable capital leases. The total outstanding balance under the capital leases as of December 31, 2014 including imputed interest was approximately $28,000, of which $24,000 will be paid in 2015 and the remaining balance of $4,000 will be paid in 2016.

Depreciation expense related to the capitalized lease obligations was approximately $40,000 and $34,000 for the years ended December 31, 2014 and 2013, respectively.

Factoring Agreement

The Company has a factoring agreement (“Factoring Agreement”) with Crestmark Bank (“Crestmark”) related to the Company’s accounts receivable resulting from sales of certain products within its commercial coffee segment. Under the terms of the Factoring Agreement, the Company effectively sold all of its accounts receivable to Crestmark with non-credit related recourse. The Company continues to be responsible for the servicing and administration of the receivables. During January 2013, the Company extended its Factoring Agreement through February 1, 2016 and modified certain of the terms.

The Factoring Agreement provides for the Company to receive advances against the purchase price of its receivables at the rate of 85% of the aggregate purchase price of the receivable outstanding at any time less: receivables that are in dispute, receivables that are not credit approved within the terms of the Factoring Agreement, and any fees or estimated fees related to the Factoring Agreement. Interest is accrued on all outstanding advances at the greater of 5.25% per annum or the Prime Rate (as identified by the Wall Street Journal) plus an applicable margin. The margin is based on the magnitude of the total outstanding advances and ranges from 2.50% to 5.00%. In addition to the interest accrued on the outstanding balance, Crestmark charges a factoring commission for each invoice factored, which is calculated as the greater of $5.00 or 0.875% to 1.00% of the gross invoice amount and is recorded as interest expense. The minimum factoring commission payable to the bank is $90,000 during each consecutive 12-month period. Fees and interest paid pursuant to this agreement were approximately $135,000 and $150,000 for the years ended December 31, 2014 and 2013, respectively, which were recorded as interest expense.

The Company's outstanding liability related to the Factoring Agreement was approximately $538,000 and $0 as of December 31, 2014 and 2013, respectively, and is included in other current liabilities on the consolidated balance sheet.

The Company accounts for the sale of receivables under the Factoring Agreement as secured borrowing with a pledge of the subject receivables as well as all bank deposits as collateral, in accordance with the authoritative guidance for accounting for transfers and servicing of financial assets and extinguishments of liabilities. The caption “Accounts receivable, due from factoring company” on the accompanying consolidated balance sheet in the amount of approximately $1,612,000 and $1,051,000 as of December 31, 2014 and 2013, respectively, reflects the related collateralized accounts.

Contingent Acquisition Debt

The Company has contingent acquisition debt associated with its business combinations. The Company accounts for business combinations under the acquisition method and allocates the total purchase price for acquired businesses to the tangible and identified intangible assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. A liability for contingent consideration, if applicable, is recorded at fair value as of the acquisition date and, evaluated each period for changes in the fair value and adjusted as appropriate (see Note 7). The Company’s contingent acquisition debt as of December 31, 2014 is $10,472,000 and is primarily attributable to debt associated with the Company’s direct selling segment which is $9,051,000 and $1,421,000 is debt associated with the Company’s coffee segment.

Line of Credit

On October 10, 2014, the Company entered into a revolving line of credit agreement (“Line of Credit”), with Wells Fargo Bank National Association (“Bank”), the Company’s principal banking partner. The Line of Credit provides the Company with a $2.5 million revolving credit line. The outstanding principal balance of the Line of Credit shall bear interest at a fluctuating rate per annum determined by the Bank to be two and three-quarter percent (2.75%) above Daily One Month LIBOR as in effect from time to time. The bank charges an unused commitment fee equal to five tenths percent (.5%) per annum on the daily unused amount of the Line of Credit and is payable quarterly. The Company intends to utilize the revolver to finance working capital. As of December 31, 2014, there were no amounts currently drawn against this facility.

Note 5. Convertible Notes Payable

Note Purchase Agreement

Between July 31, 2014 and September 10, 2014, the Company, entered into Note Purchase Agreements (the "Note" or "Notes") by way of completing a private placement offering (“2014 Private Placement”) with seven accredited investors pursuant to which the Company raised aggregate gross proceeds of $4,750,000 and sold units consisting of five (5) year senior secured convertible Notes in the aggregate principal amount of $4,750,000, that are convertible into 13,571,429 shares of our common stock, at a conversion price of $0.35 per share, and warrants to purchase 18,586,956 shares of common stock at an exercise price of $0.23 per share, subject to adjustment as provided therein. As of December 31, 2014 the principal amount of $4,750,000 remains outstanding.

The convertible Notes bear interest at a rate of eight percent (8%) per annum to be paid quarterly in arrears starting September 30, 2014, with all principal and unpaid interest due at maturity on July 30, 2019. The Company has the right to prepay the Notes at any time after the one year anniversary date of the issuance of the Notes at a rate equal to 110% of the then outstanding principal balance and any unpaid accrued interest. The Notes are secured by pledged assets of CLR Roasters and rank senior to all debt of CLR Roasters other than certain senior debt that has been previously defined in the agreement as senior to the convertible Notes debt. Additionally, Stephan Wallach, the Company’s Chief Executive Officer, has also personally guaranteed the repayment of the Notes, subject to the terms of a Guaranty Agreement executed by him with the investors. In addition, Mr. Wallach has agreed not to sell, transfer or pledge 30 million shares of the Common Stock that he owns so long as his personal guaranty is in effect.

With respect to the aggregate offering, the Company used one placement agent in the transactions and paid $490,000, in expenses, including a placement agent fee of $477,000 and miscellaneous other fees. The Company also issued the placement agent two five-year warrants exercisable for an aggregate amount of 1,357,143 shares of common stock at an exercise price of $0.35 per share and two five-year warrants exercisable in the aggregate amount of 1,858,694 shares of common stock at an exercise price of $0.23 per share. The placement agent fees have been capitalized as deferred financing costs and will be amortized to interest expense over the term of the Notes. There is approximately $449,000 in deferred financing costs as of December 31, 2014 that are included in prepaid expenses and other current assets on the consolidated balance sheet.

We analyzed the nature of the warrants that were issued in the transaction and determined that because the exercise price of the warrants is protected against down-round financing throughout the term of the warrant agreement, the warrants require derivative liability classification in accordance with authoritative guidance ASC Topic 815, “Derivatives and Hedging.” The estimated fair value of the warrants issued in connection with the Notes totaled $3,697,000, and has been recorded as a derivative liability with a corresponding debt discount that will be amortized over the term of the Note to interest expense.

Additionally, upon issuance of the Notes, the Company recorded the discount for the beneficial conversion feature of $1,053,000. The beneficial conversion feature was recorded to equity and the debt discount associated with the beneficial conversion feature will be amortized to interest expense over the life of the Notes.

The Company recorded approximately $396,000 of interest expense for the amortization of the debt discounts during the year ended December 31, 2014.

The following table summarizes information relative to the convertible note(s) outstanding (in thousands):

	December 31, 2014	December 31, 2013
Convertible notes	$4,750	$-
Less: detachable warrants discount	(3,697)	-
Less: conversion feature discount	(1,053)	-
Amortization of debt discounts	396	-
Convertible notes, net of discounts	$396	$-

The balance of the unamortized debt discounts as of December 31, 2014 is approximately $4,354,000.

Registration Rights Agreement

The Company entered into a registration rights agreement (“Registration Rights Agreement”) with the investors in the 2014 Private Placement. Under the terms of the Registration Rights Agreement, the Company agreed to file a registration statement covering the resale of the common stock underlying the units and the common stock that is issuable on exercise of the warrants within 90 days from the final closing date of the 2014 Private Placement (the “Filing Deadline”).

The Company has agreed to use reasonable efforts to maintain the effectiveness of the registration statement through the one year anniversary of the date the registration statement is declared effective by the Securities and Exchange Commission (the “SEC”), or until Rule 144 of the 1933 Act is available to investors in the 2014 Private Placement with respect to all of their shares, whichever is earlier. If the Company does not meet the Filing Deadline or Effectiveness Deadline, as defined in the Registration Rights Agreement, the Company will be liable for monetary penalties equal to one percent (1.0%) of each investor’s investment at the end of every 30 day period following such Filing Deadline or Effectiveness Deadline failure until such failure is cured.

The payment amount shall be prorated for partial 30 day periods. The maximum aggregate amount of payments to be made by the Company as the result of such shall be an amount equal to ten (10%) of each investor’s investment amount. Notwithstanding the foregoing, no payments shall be owed with respect to any period during which all of the investor’s registrable securities may be sold by such investor under Rule 144 or pursuant to another exemption from registration.

The Company filed a registration statement on October 3, 2014 and an amended statement on October 17, 2014 and it was declared effective by the SEC on November 4, 2014.

Note 6. Derivative Liability

We accounted for the warrants issued in conjunction with our 2014 Private Placement in accordance with the accounting guidance for derivatives ASC Topic 815. The accounting guidance sets forth a two-step model to be applied in determining whether a financial instrument is indexed to an entity’s own stock, which would qualify such financial instruments for a scope exception. This scope exception specifies that a contract that would otherwise meet the definition of a derivative financial instrument would not be considered as such if the contract is both (i) indexed to the entity’s own stock and (ii) classified in the stockholders’ equity section of the entity’s balance sheet. We determined the warrants related to Notes are ineligible for equity classification due to anti-dilution provisions set forth therein.

Warrants classified as derivative liabilities are recorded at their estimated fair value (see Note 7, below) at the issuance date and are revalued at each subsequent reporting date. Warrants were determined to have an estimated fair value per share and in aggregate value as of the respective dates as follows:

Closing Dates:	Issued Warrants	Estimated Fair Value Per Share as of December 31, 2014	Estimated Total Fair Value in Aggregate $ as of December 31, 2014	Estimated Total Fair Value in Aggregate $ as of issuance dates

July 31, 2014 Warrants	19,966,768	$0.17	$3,398,000	$3,374,000
August 14, 2014 Warrants	1,721,273	0.17	294,000	300,000
September 10, 2014 Warrants	114,752	0.17	20,000	23,000
	21,802,793		$3,712,000	$3,697,000

The change in the fair value of the derivative liability between the issuance dates and December 31, 2014, includes an increase to the derivate liability of $15,000 which was recognized through earnings in the consolidated income statement. We will continue to revalue the derivative liability on each subsequent balance sheet date until the securities to which the derivative liabilities relate are exercised or expire.

The estimated fair values of the warrants were computed as of the issuance dates and as of December 31, 2014 using a Monte Carlo option pricing model based on the following assumptions:

	December 31, 2014	Issuance Dates
Stock price volatility	90%	90%
Risk-free interest rates	1.65%	1.58% - 1.79%
Annual dividend yield	0%	0%
Expected life	4.7 years	5.0 years

In addition, as of the valuation dates management assessed the probabilities of future financing assumptions in the Monte Carlo valuation models.

Note 7. Fair Value of Financial Instruments

Fair value measurements are performed in accordance with the guidance provided by ASC Topic 820, “Fair Value Measurements and Disclosures.” ASC Topic 820 defines fair value as the price that would be received from selling an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the hierarchy of levels of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, capital lease obligations and deferred revenue approximate their fair values based on their short-term nature. The carrying amount of the Company’s long term notes payable approximates its fair value based on interest rates available to the Company for similar debt instruments and similar remaining maturities.
The estimated fair value of the contingent consideration related to the Company's business combinations is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

The estimated fair value of the contingent consideration related to the Company’s business combinations is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

In connection with the 2014 Private Placement, we issued warrants to purchase shares of our common stock which are accounted for as derivative liabilities (see Note 5 and 6, above.) The estimated fair value of the warrants is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

We used Level 3 inputs for the valuation methodology of the derivative liabilities. The estimated fair values were computed using a Monte Carlo pricing model, based on assumptions input from management and an independent third-party valuation specialist’s analysis. Our derivative liabilities are adjusted to reflect estimated fair value at each period end, with any decrease or increase in the estimated fair value being recorded in other income or expense accordingly, as adjustments to the fair value of the derivative liabilities.

The following table details the fair value measurement within the three levels of the value hierarchy of the Company’s financial instruments, which includes the Level 3 liabilities (in thousands):

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Liabilities:
Contingent acquisition debt, current portion	$2,765	$-	$-	$2,765
Contingent acquisition debt, less current portion	7,707	-	-	7,707
Warrant derivative liability	3,712	-	-	3,712
Total liabilities	$14,184	$-	$-	$14,184

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Liabilities:
Contingent acquisition debt, current portion	$1,072	$-	$-	$1,072
Contingent acquisition debt, less current portion	6,008	-	-	6,008
Warrant derivative liability	-	-	-	-
Total liabilities	$7,080	$-	$-	$7,080

The following table reflects the activity for the Company’s warrant derivative liability associated with our 2014 Private Placement convertible notes payable measured at fair value using Level 3 inputs (in thousands):

Warrant Derivative Liability
Balance at December 31, 2013	$-
Issuance	3,697
Adjustments to estimated fair value	15
Balance at December 31, 2014	$3,712

The following table reflects the activity for the Company’s contingent acquisition liabilities measured at fair value using Level 3 inputs (in thousands):

Contingent Consideration
Balance at December 31, 2012	$5,684
Level 3 liabilities acquired	2,149
Level 3 liabilities settled	(805)
Adjustments to liabilities included in earnings	52
Balance at December 31, 2013	7,080
Level 3 liabilities acquired	5,912
Level 3 liabilities settled	(2,488)
Adjustments to liabilities included in earnings	179
Expenses allocated to profit sharing agreement	(211)
Balance at December 31, 2014	$10,472

The fair value of the contingent acquisition liabilities are evaluated each reporting period using projected revenues, discount rates, and projected timing of revenues. Projected contingent payment amounts are discounted back to the current period using a discount rate. Projected revenues are based on the Company’s most recent internal operational budgets and long-range strategic plans. In some cases, there is no maximum amount of contingent consideration that can be earned by the sellers. Increases in projected revenues will result in higher fair value measurements. Increases in discount rates and the time to payment will result in lower fair value measurements. Increases (decreases) in any of those inputs in isolation may result in a significantly lower (higher) fair value measurement. During the years ended December 31, 2014 and 2013, the net adjustment to the fair value of the contingent acquisition debt was an increase of $179,000 and $52,000, respectively.

The weighted-average of the discount rates used was 15.4% and 15.7% as of December 31, 2014 and 2013, respectively. The projected year of payment ranges from 2015 to 2026.

Note 8. Stockholders’ Equity

The Company’s Articles of Incorporation, as amended, authorize the issuance of two classes of stock to be designated “Common Stock” and “Preferred Stock”.

Convertible Preferred Stock

The Company had 161,135 and 211,135 shares of Series A Convertible Preferred Stock ("Series A Preferred") outstanding as of December 31, 2014 and 2013, respectively, and accrued dividends of approximately $86,000 and $95,000, respectively. The holders of the Series A Preferred Stock are entitled to receive a cumulative dividend at a rate of 8.0% per year, payable annually either in cash or shares of the Company's Common Stock at the Company's election. Shares of Common Stock paid as accrued dividends are valued at $0.50 per share. Each share of Series A Preferred is convertible into two shares of the Company's Common Stock. The holders of Series A Preferred are entitled to receive payments upon liquidation, dissolution or winding up of the Company before any amount is paid to the holders of Common Stock. The holders of Series A Preferred shall have no voting rights, except as required by law.

During 2014, there were 50,000 shares of Series A Preferred outstanding and accrued dividends of approximately $25,000 converted into 300,164 shares of common stock.

Common Stock

The Company had 390,301,312 common shares outstanding as of December 31, 2014. The holders of Common Stock are entitled to one vote per share on matters brought before the shareholders. As of December 31, 2014, warrants to purchase 35,221,630 shares of Common Stock at prices ranging from $0.10 to $0.50 were outstanding, exercisable and expire at various dates through August 2019.

Repurchase of Common Stock

On December 11, 2012, the Company authorized a share repurchase program to repurchase up to 15 million of the Company's issued and outstanding common shares from time to time on the open market or via private transactions through block trades. Under this program, for the year ended December 31, 2014, the Company repurchased a total of 1,445,547 shares at a weighted-average cost of $0.23. A total of 2,461,950 shares have been repurchased to-date at a weighted-average cost of $0.24. The remaining number of shares authorized for repurchase under the plan as of December 31, 2014 is 12,538,050.

Warrants to Purchase Preferred Stock and Common Stock

As of December 31, 2012, warrants to purchase 130,915 shares of preferred stock at a price of $1.00 were outstanding. All warrants expired at various dates through November 2013. There were no warrants remaining as of December 31, 2013.

During the third quarter of fiscal year ended December 31, 2014, the Company issued warrants to investors to purchase 20,445,650 and 1,357,143 shares of its common stock, exercisable at $0.23 and $0.35 per share, respectively. All warrants are exercisable as of December 31, 2014 and expire in August 2019, and have a weighted average remaining term of approximately 4.8 years and are included in the table below as of December 31, 2014. (See Note 5, above.)

As of December 31, 2014, warrants to purchase 13,418,837 shares of the Company's common stock at prices ranging from $0.10 to $0.50 were outstanding. All warrants are exercisable as of December 31, 2014 and expire at various dates through December 2018. In 2013, the Company modified the terms of certain warrants by extending the expiration date. The Company recorded a warrant modification expense of approximately $128,000 included in general and administrative expense. The expense was calculated using the Black-Scholes valuation method and using a risk-free rate of 0.23%, stock price of $0.24, exercise price of $0.50, expected life of 5.0 years and stock price volatility of 95%. There were no warrant modification expense adjustments during fiscal 2014.

The following table summarizes warrant activity for the following periods:

Balance at December 31, 2012	20,158,823
Granted	-
Expired / cancelled	(2,932,677)
Exercised	-
Balance at December 31, 2013	17,226,146
Granted	21,802,793
Expired / cancelled	(1,057,309)
Exercised	(2,750,000)
Balance at December 31, 2014	35,221,630

Stock Options

On May 16, 2012, the Company established the 2012 Stock Option Plan (“Plan”) authorizing the granting of options for up to 40,000,000 shares of Common Stock. The purpose of the Plan is to promote the long-term growth and profitability of the Company by (i) providing key people and consultants with incentives to improve stockholder value and to contribute to the growth and financial success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of substantial responsibility. The Plan permits the granting of stock options, including non-qualified stock options and incentive stock options qualifying under Section 422 of the Code, in any combination (collectively, "Options"). At December 31, 2014, the Company had 11,042,250 shares of Common Stock available for issuance under the Plan.

A summary of the Plan Options for the year ended December 31, 2014 is presented in the following table:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding December 31, 2012	13,728,000	$0.22	$5
Granted	4,072,500	0.20
Canceled/expired	(200,000)	0.22
Exercised	(28,000)	0.21	-
Outstanding December 31, 2013	17,572,500	0.22	478
Granted	11,517,250	0.22
Canceled / expired	(161,000)	0.19
Exercised	(10,250)	0.23	-
Outstanding December 31, 2014	28,918,500	$0.21	$786
Exercisable December 31, 2014	15,497,600	$0.22	$336

The weighted-average fair value per share of the granted options for the year ended December 31, 2014 and 2013 was approximately $0.15 and $0.13, respectively.

The following table sets forth the exercise price range, number of shares, weighted-average exercise price and remaining contractual lives at December 31, 2014:

Weighted		Weighted	Weighted
Average		Average	Average
Exercise Price	Options	Exercise Price	Remaining Life
Outstanding:
$0.16 - $0.21	8,549,500	$0.19	8.50
$0.21 - $0.23	12,903,750	$0.22	6.76
$0.23 - $0.33	7,465,250	$0.24	7.04
Exercisable:
$0.16 - $0.21	1,616,100	$0.18	4.19
$0.21 - $0.23	11,416,250	$0.22	6.67
$0.23 - $0.33	2,465,250	$0.25	1.91

Total stock based compensation expense included in the consolidated statements of income was charged as follows in thousands:

	Years ended December 31,
	2014	2013
Cost of revenues	$14	$17
Distributor compensation	195	140
Sales and marketing	21	22
General and administrative	304	669
	$534	$848

As of December 31, 2014, there was approximately $1,774,000 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. The expense is expected to be recognized over a weighted-average period of 4.77 years.

The Company uses the Black-Scholes option-pricing model (“Black-Scholes model”) to estimate the fair value of stock option grants. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price over the expected term of the option. The expected life is based on the contractual life of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant. The following were the factors used in the Black Scholes model to calculate the compensation cost:

Years ended December 31,
	2014	2013
Dividend yield	-	-
Stock price volatility	75% - 98%	98% - 118%
Risk-free interest rate	0.33% - 2.12%	0.22% - 0.39%
Expected life of options	3.0 - 7.0 years	1.5 - 5.0 years

Note 9. Commitments and Contingencies

Credit Risk

The Company maintains cash balances at various financial institutions primarily located in San Diego, California. Accounts at the U.S. institutions are secured, up to certain limits, by the Federal Deposit Insurance Corporation. At times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalent balances.

Litigation

The Company is, from time to time, the subject of claims and suits arising out of matters occurring during the normal course of operations. In the opinion of management, no pending claims or suits would materially affect the financial position or the results of the operations of the Company.

Leases

We lease our domestic and certain foreign facilities and other equipment under non-cancelable capital and operating lease agreements, which expire at various dates through 2023. In addition to the minimum future lease commitments presented below, the leases generally require that we pay property taxes, insurance, maintenance and repair costs, such expenses are not included in the operating lease amounts.

At December 31, 2014, future minimum lease commitments are as follows (in thousands):

2015	$882
2016	806
2017	742
2018	551
2019	562
Thereafter	3,740
Total	$7,283

The future minimum lease payments include minimum payments that will be required if the Company elects to exercise all renewal options of the facility leases where the Company is a co-guarantor on the mortgage. Additionally, this includes approximately $204,000 in annual lease payments to FDI Realty, related party (see Note 3, above). Rent expense was $840,000 and $635,000 for the years ended December 31, 2014 and 2013, respectively.

In connection with our acquisition of FDI, we assumed mortgage guarantee obligations made by FDI on the building housing our New Hampshire office. The balance of the mortgages is approximately $1,986,000 as of December 31, 2014 (see Note 3, above).

The Company purchases its inventory from multiple third-party suppliers at competitive prices. The Company made purchases from three vendors, which individually comprised more than 10% of total purchases and in aggregate approximated 60% of total purchases for the years ended December 31, 2014 and 2013, respectively.

The Company has purchase obligations related to minimum future purchase commitments for green coffee to be used in the Company’s commercial coffee segment for roasting. Each individual contract requires the Company to purchase and take delivery of certain quantities at agreed upon prices and delivery dates. The contracts as of December 31, 2014, have minimum future purchase commitments of approximately $2,034,000, which are to be delivered in 2015. The contracts contain provisions whereby any delays in taking delivery of the purchased product will result in additional charges related to the extended warehousing of the coffee product. The fees average approximately $0.01 per pound for every month of delay.

Note 10. Income Taxes

The income tax provision contains the following components (in thousands):
	December 31,
	2014	2013
Current
Federal	$84	$73
State	111	397
Foreign	98	-
Total current	293	470
Deferred
Federal	$(4,106)	$(16)
State	(558)	(2)
Foreign	-	-
Total deferred	(4,664)	(18)
Total	$(4,371)	$452

Income (loss) before income taxes relating to non-U.S. operations were $418,000 and $(5,000) in the years ended December 31, 2014 and 2013, respectively.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income (loss) as a result of the following differences:

	December 31,
	2014	2013
Federal statutory rate	$350	$1,086

Adjustments for tax effects of:
Foreign rate differential	(30)	(2)
State taxes, net	(267)	207
Other nondeductible items	222	241
Rate change	(21)	210
Deferred tax asset adjustment	(412)	319
Change in valuation allowance	(4,213)	(1,609)
	$(4,371)	$452

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,
	2014	2013
Deferred tax assets:
Amortizable assets	$1,640	$704
Inventory	493	270
Accruals and reserves	499	180
Stock options	167	82
Net operating loss carry-forward	3,112	4,610
Credit carry-forward	731	214
Total Deferred Tax Asset	6,642	6,060

Deferred tax liabilities:
Indefinite lived intangibles	(753)	(723)
Prepaids	(190)	-
Other	(397)	-
Depreciable assets	195	(291)
	(1,145)	(1,014)
Net deferred tax asset	5,497	5,046
Less valuation allowance	(1,556)	(5,769)
Net deferred tax liabilities	$3,941	$(723)

The Company has determined through consideration of all positive and negative evidence that the US deferred tax assets are more likely than not to be realized. Therefore, the Company has reversed the valuation allowance in the US Federal tax jurisdiction. A valuation allowance remains on the state and foreign tax attributes that are likely to expire before realization. The change in valuation allowance decreased approximately $4,213,000 for the year ended December 31, 2014 and decreased approximately $1,609,000 for the year ended December 31, 2013.

At December 31, 2014, the Company had approximately $5,200,000 in federal net operating loss carryforwards, which begin to expire in 2026, and approximately $19,586,000 in net operating loss carryforwards from various states. The Company had approximately $1,635,000 in net operating losses in foreign jurisdictions.

Pursuant to Internal Revenue Code ("IRC") Section 382, use of net operating loss and credit carryforwards may be limited if the Company experienced a cumulative change in ownership of greater than 50% in a moving three-year period. Ownership changes could impact the Company's ability to utilize the net operating loss and credit carryforwards remaining at an ownership change date. The Company has not completed a Section 382 study.

The Company has analyzed the impact of repatriating earnings from its foreign subsidiaries and has determined that the impact is immaterial.

The Company has accounted for uncertain tax position related to states. The Company accounts for interest expense and penalties related to income tax issues as income tax expense. Accordingly, interest expense and penalties associated with an uncertain tax position are included in the income tax provision. The total amount of accrued interest and penalties as of December 31, 2014 are approximately $2,000. Income tax expense as of December 31, 2014, included an increase in state income tax expense of approximately $7,000 related to uncertain tax positions.

Note 11. Segment and Geographical Information

The Company offers a wide variety of products to support a healthy lifestyle including; Nutritional Supplements, Sports and Energy Drinks, Health and Wellness, Weight Loss, Gourmet Coffee, Skincare and Cosmetics, Lifestyle Services, digital products including Scrap books and Memory books, Packaged Foods, Pharmacy Discount Cards, and Clothing and Jewelry line. The Company’s business is classified by management into two reportable segments: direct selling and commercial coffee.

The Company’s segments reflect the manner in which the business is managed and how the Company allocates resources and assesses performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker evaluates segment performance primarily based on revenue and segment operating income. The principal measures and factors the Company considered in determining the number of reportable segments were revenue, gross margin percentage, sales channel, customer type and competitive risks. In addition, each reporting segment has similar products and customers, similar methods of marketing and distribution and a similar regulatory environment.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies. Segment revenue excludes intercompany revenue eliminated in the consolidation. The following tables present certain financial information for each segment (in thousands):

	Years ended December 31,
	2014	2013
Revenues
Direct selling	$116,365	$76,843
Commercial coffee	17,678	8,784
Total revenues	$134,043	$85,627
Gross profit
Direct selling	$76,530	$50,494
Commercial coffee	(205)	807
Total gross profit	$76,325	$51,301
Net income (loss)
Direct selling	$5,274	$3,494
Commercial coffee	95	(843)
Total net income	$5,369	$2,651
Capital expenditures
Direct selling	$1,140	$2,918
Commercial coffee	5,263	873
Total capital expenditures	$6,403	$3,791

	December 31,
	2014	2013
Total assets
Direct selling	$36,149	$24,887
Commercial coffee	19,583	9,966
Total assets	$55,732	$34,853

Total tangible assets located outside the United States are approximately $4.2 million as of December 31, 2014. For the year ended December 31, 2013, total assets located outside the United States were immaterial.

The Company conducts its operations primarily in the United States. The Company also sells its products in 70 different countries. The following table displays revenues attributable to the geographic location of the customer (in thousands):

	Years ended December 31,
	2014	2013
United States	$125,638	$79,497
International	8,405	6,130
Total revenues	$134,043	$85,627

Note 12. Subsequent Events

Private Placement

On January 29, 2015, The Company completed a private placement offering (the “Offering”), pursuant to which the Company had offered for sale as units (the “Units”) up to a maximum of $6,000,000 principal amount of 8% Secured Promissory Notes (the “Notes”) and 1,800,000 shares of common stock, par value $0.001 per share (the “Common Stock”). The Company raised aggregate gross proceeds of $5,250,000 in the Offering and sold aggregate Units consisting of the Notes in the aggregate principal amount of $5,250,000 and 1,575,000 shares of Common Stock. The Offering was placed with three accredited investors, pursuant to a Securities Purchase Agreement entered into with the investors (the “Purchase Agreement”).

The Notes mature on January 29, 2016 and the Company has the right to prepay the Notes at any time at a rate equal to 100% of the then outstanding principal balance and accrued interest. Interest is paid quarterly to the investors. The Notes rank pari passu to all other notes of the Company other than certain outstanding senior debt. The Company’s wholly-owned subsidiary, CLR Roasters, LLC (“CLR”) has provided collateral to secure the repayment of the Notes and has pledged the Nicaragua green coffee beans acquired with the proceeds, the contract rights under the letter of intent and all proceeds of the foregoing (which lien is junior to CLR’s line of credit and equipment lease but senior to all of its other obligations), all subject to the terms and conditions of a security agreement among the Company, CLR and the investors.

With respect to the aggregate offering, the Company used one placement agent and paid a placement fee of $157,500, in addition to the payment of certain legal expenses of the placement agent, and the Company agreed to issue to the placement agent an aggregate of 875,000 shares of Common Stock.

The Company intends to invest the net proceeds in CLR, primarily for the purchase of green coffee to accelerate the growth of its green coffee business.

Acquisition of JD Premium, LLC

On March 4, 2015, the Company acquired certain assets and assumed certain liabilities of JD Premium, LLC, (“JD”) a dietary supplement company and provider of vitamins, minerals and supplements. As a result of this business combination, the Company’s distributors and customers will have access to the JD unique line of products and JD’s distributors and clients will gain access to products offered by the Company. The maximum consideration payable by the Company shall be $500,000, subject to adjustments. The Company will make monthly payments based on a percentage of JD’s distributor revenue and royalty revenue until the earlier of the date that is 15 years from the closing date or such time as the Company has paid to JD aggregate cash payments of JD’s distributor revenue and royalty revenue equal to the maximum aggregate purchase price. The preliminary purchase price allocation has not been determined as of the filing of this report.

Acquisition of Sta-Natural, LLC

On February 23, 2015, the Company acquired certain assets and assumed certain liabilities of Sta-Natural, LLC, (“Sta-Natural”) a dietary supplement company and provider of vitamins, minerals and supplements for families and their pets. As a result of this business combination, the Company’s distributors and customers will have access to the Sta-Natural unique line of products and Sta-Natural’s distributors and clients will gain access to products offered by the Company. The maximum consideration payable by the Company shall be $500,000, subject to adjustments. The Company will make monthly payments based on a percentage of Sta-Natural’s distributor revenue and royalty revenue until the earlier of the date that is 15 years from the closing date or such time as the Company has paid to Sta-Natural aggregate cash payments of Sta-Natural’s distributor revenue and royalty revenue equal to the maximum aggregate purchase price. The preliminary purchase price allocation has not been determined as of the filing of this report.

Youngevity International, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)
	As of
	September 30, 2015	December 31, 2014
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$1,980	$2,997
Accounts receivable, due from factoring company	399	827
Accounts receivable, trade	1,262	965
Income tax receivable	586	308
Deferred tax assets, net current	801	801
Inventory	17,521	11,783
Prepaid expenses and other current assets	4,534	3,753
Total current assets	27,083	21,434

Property and equipment, net	12,306	10,319
Deferred tax assets, long-term	3,140	3,140
Intangible assets, net	14,323	14,516
Goodwill	6,323	6,323
Total assets	$63,175	$55,732

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$6,725	$5,407
Accrued distributor compensation	4,369	4,177
Accrued expenses	3,507	2,332
Deferred revenues	3,528	5,075
Other current liabilities	382	477
Capital lease payable, current portion	43	24
Notes payable, current portion	5,477	228
Warrant derivative liability	4,944	3,712
Contingent acquisition debt, current portion	2,681	2,765
Total current liabilities	31,656	24,197

Capital lease payable, net of current portion	106	4
Notes payable, net of current portion	4,677	4,839
Convertible notes payable, net of debt discount	1,108	396
Contingent acquisition debt, net of current portion	6,370	7,707
Total liabilities	43,917	37,143

Commitments and contingencies

Stockholders’ Equity
Convertible Preferred Stock, $0.001 par value: 100,000,000 shares authorized; 161,135 shares issued and outstanding at September 30, 2015 and December 31, 2014	-	-
Common Stock, $0.001 par value: 600,000,000 shares authorized; 392,631,528 and 390,301,312 shares issued and outstanding at September 30, 2015 and December 31, 2014, respectively	393	390
Additional paid-in capital	168,527	167,386
Accumulated deficit	(149,273)	(148,912)
Accumulated other comprehensive loss	(389)	(275)
Total stockholders’ equity	19,258	18,589
Total Liabilities and Stockholders’ Equity	$63,175	$55,732

See accompanying notes to condensed consolidated financial statements.

Youngevity International, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(In thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Revenues	$41,326	$37,619	$116,876	$96,740
Cost of revenues	16,293	16,641	47,752	40,984
Gross profit	25,033	20,978	69,124	55,756
Operating expenses
Distributor compensation	17,387	14,470	47,261	38,172
Sales and marketing	2,374	2,167	6,087	5,434
General and administrative	4,215	3,103	12,056	8,712
Total operating expenses	23,976	19,740	65,404	52,318
Operating income	1,057	1,238	3,720	3,438
Interest expense, net	(1,101)	(710)	(3,280)	(1,593)
Change in fair value of warrant derivative liability	1,069	(273)	(1,232)	(273)
Total other expense	(32)	(983)	(4,512)	(1,866)
Net income (loss) before income taxes	1,025	255	(792)	1,572
Income tax provision (benefit)	609	70	(431)	416
Net income (loss)	416	185	(361)	1,156
Preferred stock dividends	(3)	(4)	(9)	(12)
Net income (loss) available to common stockholders	$413	$181	$(370)	$1,144

Net income (loss) per share, basic	$0.00	$0.00	$0.00	$0.00
Net income (loss)per share, diluted	$0.00	$0.00	$0.00	$0.00

Weighted average shares outstanding, basic	392,430,816	390,219,932	391,903,256	389,235,633
Weighted average shares outstanding, diluted	404,529,270	392,139,155	391,903,256	389,839,584

See accompanying notes to condensed consolidated financial statements.

Youngevity International, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net income (loss)	$416	$185	$(361)	$1,156
Foreign currency translation	(33)	(3)	(114)	(52)
Total other comprehensive loss	(33)	(3)	(114)	(52)
Comprehensive income (loss)	$383	$182	$(475)	$1,104

See accompanying notes to condensed consolidated financial statements.

Youngevity International, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(In thousands, except share amounts) (Unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash Flows from Operating Activities:
Net (loss) income	$(361)	$1,156
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,473	1,948
Stock based compensation expense	436	387
Warrant modification expense	253	-
Amortization of deferred financing costs	639	16
Amortization of prepaid advisory fees	5	-
Change in fair value of warrant derivative liability	1,232	273
Amortization of debt discount	712	190
Expenses allocated in profit sharing agreement	(349)	-
Change in fair value of contingent acquisition debt	120	(429)
Gain on disposal of assets	-	(1)
Changes in operating assets and liabilities, net of effect from business combinations:
Accounts receivable	131	(53)
Inventory	(5,738)	(5,329)
Prepaid expenses and other current assets	(668)	(1,772)
Accounts payable	907	3,513
Accrued distributor compensation	192	1,146
Deferred revenues	(1,547)	1,872
Accrued expenses and other liabilities	1,285	49
Income taxes receivable	(278)	-
Net Cash (Used in) Provided by Operating Activities	(556)	2,966

Cash Flows from Investing Activities:
Acquisitions, net of cash acquired	(32)	(2,100)
Purchases of property and equipment	(2,307)	(2,120)
Net Cash Used in Investing Activities	(2,339)	(4,220)

Cash Flows from Financing Activities:
Proceeds from issuance of secured promissory notes and common stock, net of offering costs	5,080	-
Proceeds from issuance of convertible notes payable, net	-	4,260
Proceeds from the exercise of stock options and warrants, net	259	352
Payments to factoring company, net	(214)	2
Payments of notes payable, net	(163)	(172)
Payments of contingent acquisition debt	(2,545)	(1,637)
Payments of capital leases	(43)	(70)
Repurchase of common stock	(382)	(314)
Net Cash Provided by Financing Activities	1,992	2,421
Foreign Currency Effect on Cash	(114)	(112)
Net (decrease) increase in cash and cash equivalents	(1,017)	1,055
Cash and Cash Equivalents, Beginning of Period	2,997	4,320
Cash and Cash Equivalents, End of Period	$1,980	$5,375

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for:
Interest	$1,748	$1,640
Income taxes	$-	$594

Supplemental Disclosures of Noncash Investing and Financing Activities
Acquisitions of net assets in exchange for contingent acquisition debt (see Note 4 for non-cash activity)	$1,211	$5,532
Common stock issued in connection with financing	$587	$-
Capital lease and accounts payable agreements for manufacturing equipment	$564	$-

See accompanying notes to condensed consolidated financial statements.

Youngevity International, Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Basis of Presentation and Description of Business

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to such rules and regulations.

The statements presented as of September 30, 2015 and for the three and nine months ended September 30, 2015 and 2014 are unaudited. In the opinion of management, these financial statements reflect all normal recurring and other adjustments necessary for a fair presentation, and to make the financial statements not misleading. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The results for interim periods are not necessarily indicative of the results for the entire year. Certain reclassifications have been made to conform to the current year presentations. These reclassifications had no effect on reported results of operations or stockholders’ equity.

Effective June 30, 2015 we reclassified the interest expense and the change in the derivative liability associated with our 2014 Private Placement from our direct selling segment to our commercial coffee segment within our condensed consolidated statements of operations to conform to our current period presentation. The proceeds related to the 2014 Private Placement have been primarily used to expand to commercial coffee segment. These reclassifications did not affect revenue, total costs and expenses, income (loss) from operations, or net income (loss).
The Company consolidates all majority owned subsidiaries, investments in entities in which we have controlling influence and variable interest entities where we have been determined to be the primary beneficiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Business

Youngevity International, Inc. (the “Company”), founded in 1996, develops and distributes health and nutrition related products through its global independent direct selling network, also known as multi-level marketing, and sells coffee products to commercial customers. The Company operates in two business segments, its direct selling segment where products are offered through a global distribution network of preferred customers and distributors and its commercial coffee segment where products are sold directly to businesses. In the following text, the terms “we,” “our,” and “us” may refer, as the context requires, to the Company or collectively to the Company and its subsidiaries.

The Company operates through the following domestic wholly-owned subsidiaries: AL Global Corporation, which operates our direct selling networks, CLR Roasters, LLC (“CLR”), our commercial coffee business, Financial Destinations, Inc., FDI Management, Inc., and MoneyTrax LLC (collectively referred to as “FDI”), 2400 Boswell LLC, MK Collaborative LLC, Youngevity Global LLC and the wholly-owned foreign subsidiaries Youngevity Australia Pty. Ltd. and Youngevity NZ, Ltd., Siles Plantation Family Group S.A. located in Nicaragua, Youngevity Mexico S.A. de CV, Youngevity Israel, Ltd., Youngevity Russia, LLC, Youngevity Colombia S.A.S and Youngevity International Singapore Pte. Ltd.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense for each reporting period. Estimates are used in accounting for, among other things, allowances for doubtful accounts, deferred taxes, and related valuation allowances, fair value of derivative liabilities, uncertain tax positions, loss contingencies, fair value of options granted under our stock based compensation plan, fair value of assets and liabilities acquired in business combinations, capital leases, asset impairments, estimates of future cash flows used to evaluate impairments, useful lives of property, equipment and intangible assets, value of contingent acquisition debt, inventory obsolescence, and sales returns.

Actual results may differ from previously estimated amounts and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected prospectively in the period they occur.

Cash and Cash Equivalents

The Company considers only its monetary liquid assets with original maturities of three months or less as cash and cash equivalents.

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to common stockholders by the sum of the weighted-average number of common shares outstanding during the period and the weighted-average number of dilutive common share equivalents outstanding during the period, using the treasury stock method. Dilutive common share equivalents are comprised of in-the-money stock options, warrants and convertible preferred stock, based on the average stock price for each period using the treasury stock method.

Since the Company incurred a net loss for the nine months ended September 30, 2015, 8,890,982 common share equivalents were not included in the weighted-average calculation since their effect would have been anti-dilutive.

Stock Based Compensation

The Company accounts for stock based compensation in accordance with ASC Topic 718, “Compensation – Stock Compensation,” which establishes accounting for equity instruments exchanged for employee services. Under such provisions, stock based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense, under the straight-line method, over the vesting period of the equity grant.

The Company accounts for equity instruments issued to non-employees in accordance with authoritative guidance for equity based payments to non-employees. Stock options issued to non-employees are accounted for at their estimated fair value, determined using the Black-Scholes option-pricing model. The fair value of options granted to non-employees is re-measured as they vest, and the resulting increase in value, if any, is recognized as expense during the period the related services are rendered.

Factoring Agreement

The Company has a factoring agreement (“Factoring Agreement”) with Crestmark Bank (“Crestmark”) related to the Company’s accounts receivable resulting from sales of certain products within its commercial coffee segment. Under the terms of the Factoring Agreement, the Company effectively sold those identified accounts receivable to Crestmark with non-credit related recourse. The Company continues to be responsible for the servicing and administration of the receivables.

The Company accounts for the sale of receivables under the Factoring Agreement as secured borrowings with a pledge of the subject receivables as well as all bank deposits as collateral, in accordance with the authoritative guidance for accounting for transfers and servicing of financial assets and extinguishments of liabilities. The caption “Accounts receivable, due from factoring company” on the accompanying condensed consolidated balance sheets in the amount of approximately $399,000 and $827,000 as of September 30, 2015 and December 31, 2014, respectively, reflects the related collateralized accounts.

The Company's outstanding liability related to the Factoring Agreement was approximately $325,000 and $538,000 as of September 30, 2015 and December 31, 2014, respectively, and is included in other current liabilities on the condensed consolidated balance sheets.

Plantation Costs

The Company’s commercial coffee segment CLR includes the results of the Siles Plantation Family Group (“Siles”), which is a 450 acre coffee plantation and a dry-processing facility located on 26 acres both located in Matagalpa, Nicaragua. Siles is a wholly-owned subsidiary of CLR, and the results of CLR include the depreciation and amortization of capitalized costs, development and maintenance and harvesting costs of Siles. In accordance with US generally accepted accounting principles (“GAAP”), plantation maintenance and harvesting costs for commercially producing coffee farms are charged against earnings when sold. Deferred harvest costs accumulate throughout the year, and are expensed over the remainder of the year as the coffee is sold. The difference between actual harvest costs incurred and the amount of harvest costs recognized as expense is recorded as either an increase or decrease in deferred harvest costs, which is reported as an asset and included with prepaid expenses and other current assets in the condensed consolidated balance sheets. Once the harvest is complete, the harvest cost is then recognized as the inventory value.

In April 2015, the Company completed the 2015 coffee harvest in Nicaragua and approximately $723,000 of deferred harvest costs were reclassified as inventory during the quarter ended June 30, 2015. The remaining inventory as of September 30, 2015 is $464,000.

Costs associated with the 2016 harvest as of September 30, 2015 total approximately $194,000 and are included in prepaid expenses and other current assets as deferred harvest costs on the Company’s condensed consolidated balance sheet.

Revenue Recognition

The Company recognizes revenue from product sales when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. The Company ships the majority of its direct selling segment products directly to the distributors via UPS or USPS and receives substantially all payments for these sales in the form of credit card transactions. The Company regularly monitors its use of credit card or merchant services to ensure that its financial risk related to credit quality and credit concentrations is actively managed. Revenue is recognized upon passage of title and risk of loss to customers when product is shipped from the fulfillment facility. The Company ships the majority of its coffee segment products via common carrier and invoices its customer for the products. Revenue is recognized when the title and risk of loss is passed to the customer under the terms of the shipping arrangement, typically, FOB shipping point.

Sales revenue and a reserve for estimated returns are recorded net of sales tax when product is shipped.

Deferred Revenues and Costs

Deferred revenues relate primarily to the Heritage Makers product line and represent the Company’s obligation for points purchased by customers that have not yet been redeemed for product. Cash received for points sold is recorded as deferred revenue. Revenue is recognized when customers redeem the points and the product is shipped. The balance deferred revenues as of September 30, 2015 and December 31, 2014, is approximately $3,528,000 and $5,075,000, respectively.

Deferred costs relate to prepaid commissions that are recognized in expense at the time the related revenue is recognized. The balance in deferred costs as of September 30, 2015 and December 31, 2014, is approximately $1,388,000 and $1,695,000, respectively, and is included in prepaid expenses and current assets.

Recently Issued Accounting Pronouncements

With the exception of those stated below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the nine months ended September 30, 2015, as compared to the recent accounting pronouncements described in the Annual Report on Form 10-K for the year ended December 31, 2014 that are of material significance, or have potential material significance, to the Company.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The amendments in ASU 2015-14 defer the effective date of ASU 2014-09 for all entities by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in ASU 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently in the process of evaluating the impact of the adoption on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs to simplify the presentation of debt issuance costs. The amendments in the update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct reduction of the carrying amount of the debt. Recognition and measurement of debt issuance costs were not affected by this amendment. In August 2015, FASB issued ASU 2015-15,"Presentation and Subsequent Measurement of Debt Issuance Costs Associated With Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting" which clarified that the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement. The amendments are effective for financial statements issued for fiscal years beginning after December 15, 2015. This standard does not have an impact on our financial statements. As of September 30, 2015, we early adopted this standard and recorded debt issuance costs as a debt discount.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 provides guidance on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities such as limited partnerships, limited liability corporations, and securitization structures (collateralized debt obligations, collateralized loan obligations, and mortgage-backed security transactions). ASU 2015-02 is effective for periods beginning after December 15, 2015. The adoption of ASU 2015-02 is not expected to have a material effect on the Company's consolidated financial statements. Early adoption is permitted.

In August 2014, the FASB issued ASU 2014-15 Preparation of Financial Statements – Going Concern (Subtopic 205-40), Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-05”). ASU 2014-05 requires management to assess each annual and interim period if there is substantial doubt about the entity’s ability to continue as a going concern; provides principles for considering the mitigating effect of management’s plans; requires certain disclosures when substantial doubt is alleviated as a result of management’s plans, and requires an express statement and other disclosures when substantial doubt is not alleviated. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter with early application permitted. The Company is evaluating the new guidance to determine the impact on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). This revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU is effective for annual periods beginning after December 15, 2016 and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. On July 9, 2015 the FASB approved a one year delay in the effective date with an early adoption up to the original effective date for public companies. The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

Note 2. Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, "Income Taxes," under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial statement and tax basis of assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

Income taxes for the interim periods are computed using the effective tax rates estimated to be applicable for the full fiscal year, as adjusted for any discrete taxable events that occur during the period.

The Company files income tax returns in the United States (“U.S.”) on a federal basis and in many U.S. state and foreign jurisdictions. Certain tax years remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note 3. Inventory and Cost of Sales

Inventory is stated at the lower of cost or market value. Cost is determined using the first-in, first-out method. The Company records an inventory reserve for estimated excess and obsolete inventory based upon historical turnover, market conditions and assumptions about future demand for its products. When applicable, expiration dates of certain inventory items with a definite life are taken into consideration.

The Company analyzes its firm purchase commitments, which currently consist primarily of commitments to purchase green coffee, at each period end. When necessary, provisions are made in each reporting period if the amounts to be realized from the disposition of the inventory items are not adequately protected by firm sales contracts of such inventory items. In that situation, a loss would be recorded for the inventory cost in excess of the saleable market value. There were no such losses for the nine months ended September 30, 2015 and 2014.

Inventories consist of the following (in thousands):
	As of
	September 30, 2015	December 31, 2014
Finished goods	$9,714	$7,817
Raw materials	8,406	4,444
	18,120	12,261
Reserve for excess and obsolete	(599)	(478)
Inventory, net	$17,521	$11,783

Cost of revenues includes the cost of inventory, shipping and handling costs incurred by the Company in connection with shipments to customers, royalties associated with certain products, transaction banking costs and depreciation on certain assets.

Note 4. Acquisitions and Business Combinations

The Company accounts for business combinations under the acquisition method and allocates the total purchase price for acquired businesses to the tangible and identified intangible assets acquired and liabilities assumed, based on their estimated fair values. When a business combination includes the exchange of the Company’s common stock, the value of the common stock is determined using the closing market price as of the date such shares were tendered to the selling parties. The fair values assigned to tangible and identified intangible assets acquired and liabilities assumed are based on management or third-party estimates and assumptions that utilize established valuation techniques appropriate for the Company’s industry and each acquired business. Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired. A liability for contingent consideration, if applicable, is recorded at fair value as of the acquisition date. In determining the fair value of such contingent consideration, management estimates the amount to be paid based on probable outcomes and expectations on financial performance of the related acquired business. The fair value of contingent consideration is reassessed quarterly, with any change in the estimated value charged to operations in the period of the change. Increases or decreases in the fair value of the contingent consideration obligations can result from changes in actual or estimated revenue streams, discount periods, discount rates and probabilities that contingencies will be met.

During the nine months ended September 30, 2015, the Company entered into four acquisitions, which are detailed below. The acquisitions were conducted in an effort to expand the Company’s distributor network, enhance and expand its product portfolio, and diversify its product mix. As such, the major purpose for all of the business combinations was to increase revenue and profitability. The acquisitions were structured as asset purchases which resulted in the recognition of certain intangible assets.

Paws Group, LLC

Effective July 1, 2015, the Company acquired certain assets of Paws Group, LLC, (“PAWS”) a direct-sales company for pet lovers that offers an exclusive pet boutique carrying treats for dogs and cats as well as grooming and bath products. The purchase price consisted of a maximum aggregate purchase price of $150,000. The Company agreed to pay initial cash payment of approximately $61,000, for which the Company received certain inventories, the initial cash payment was applied against and reduce the maximum aggregate purchase price.

The contingent consideration’s estimated fair value at the date of acquisition was $125,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The Company recorded a preliminary fair value of a customer relations intangible asset of $125,000 and is being amortized over its estimated useful life of ten (10) years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

Mialisia & Co., LLC

On June 1, 2015, the Company acquired certain assets of Mialisia & Co., LLC, (“Mialisia”) a direct-sales jewelry company that specializes in interchangeable jewelry. As a result of this business combination, the Company’s distributors and customers have access to the unique line of Mialisia’s patent-pending “VersaStyle™” jewelry and Mialisia’s distributors and customers will gain access to products offered by the Company. The purchase price consisted of a maximum aggregate purchase price of $1,900,000. The Company agreed to pay initial cash payment of $118,988, for which the Company received certain inventories, the initial cash payment was applied against and reduce the maximum aggregate purchase price.

The Company has agreed to pay Mialisia a monthly payment equal to seven (7%) of all gross sales revenue generated by the Mialisia distributor organization in accordance with the asset purchase agreement, regardless of products being sold and pay five (5%) royalty on Mialisia product revenue until the earlier of the date that is fifteen (15) years from the closing date or such time as the Company has paid aggregate cash payment equal to $1,781,012. All payments of Mialisia distributor revenue will be applied against and reduce the maximum aggregate purchase price; however if the aggregate gross sales revenue generated by the Mialisia distributor organization, for a twelve (12) months period following the closing date does not equal or exceed $1,900,000 then the maximum aggregate purchase price will be reduced by the difference of the $1,900,000 and the average distributor revenue for a twelve (12) month period: provided, however, that in no event will the maximum aggregate purchase price be reduced below $1,650,000.

The contingent consideration’s estimated fair value at the date of acquisition was $700,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired were recorded at estimated fair values as of the date of the acquisition. The fair values of the acquired assets have not been finalized pending further information that may impact the valuation of certain assets or liabilities. The preliminary purchase price allocation for Mialisia is as follows (in thousands):

Distributor organization	$350
Customer-related intangible	200
Trademarks and trade name	150
Total purchase price	$700

The preliminary fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of ten (10) years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

The Company expects to finalize the valuation within one (1) year from the acquisition date.

Revenues related to the acquisition for the nine months ended September 30, 2015 were $458,000.

The pro-forma effect assuming the business combination with Mialisia discussed above had occurred at the beginning of the current period is not presented as the information would not be significant to a user of the condensed consolidated financial statements.

Sta-Natural, LLC

On February 23, 2015, the Company acquired certain assets and assumed certain liabilities of Sta-Natural, LLC, (“Sta-Natural”) a dietary supplement company and provider of vitamins, minerals and supplements for families and their pets. As a result of this business combination, the Company’s distributors and customers have access to Sta-Natural’s unique line of products and Sta-Natural’s distributors and clients gain access to products offered by the Company. The purchase price consisted of a maximum aggregate purchase price of $500,000. The Company made an initial cash payment of $50,000 of which the Company also received certain inventories valued at $25,000, the initial cash payment was applied against and reduce the maximum aggregate purchase price.

The Company has agreed to pay Sta-Natural a monthly payment equal to eight (8%) of all gross sales revenue generated by the Sta-Natural distributor organization in accordance with the asset purchase agreement, regardless of products being sold and pay five (5%) royalty on Sta-Natural product revenue until the earlier of the date that is fifteen (15) years from the closing date or such time as the Company has paid aggregate cash payment equal to $450,000. All payments of Sta-Natural distributor revenue will be applied against and reduce the maximum aggregate purchase price; however if the aggregate gross sales revenue generated by the Sta-Natural distributor organization, for a twelve (12) months period following the closing date does not equal or exceed $500,000 then the maximum aggregate purchase price will be reduced by the difference of the $500,000 and the average distributor revenue for a twelve (12) month period: provided, however, that in no event will the maximum aggregate purchase price be reduced below $300,000.

The contingent consideration’s estimated fair value at the date of acquisition was $285,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired and liabilities assumed were recorded at estimated fair values as of the date of the acquisition. The fair values of the acquired assets have not been finalized pending further information that may impact the valuation of certain assets or liabilities. The preliminary purchase price allocation for Sta-Natural is as follows (in thousands):

Distributor organization	$140
Customer-related intangible	110
Trademarks and trade name	60
Initial cash payment	(25)
Total purchase price	$285

The preliminary fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The trademarks and trade name, customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of ten (10) years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

The Company expects to finalize the valuation within one (1) year from the acquisition date.

Revenues related to the acquisition for the nine months ended September 30, 2015 were $454,000.

The pro-forma effect assuming the business combination with Sta-Natural discussed above had occurred at the beginning of the current period is not presented as the information was not available.

JD Premium LLC

On March 4, 2015, the Company acquired certain assets of JD Premium, LLC (“JD Premium”) a dietary supplement company. As a result of this business combination, the Company’s distributors and customers have access to JD Premium’s unique line of products and JD Premium’s distributors and clients gain access to products offered by the Company. The purchase price consisted of a maximum aggregate purchase price of $500,000. The Company made an initial cash payment of $50,000 for the purchase of certain inventories, which has been applied against and reduce the maximum aggregate purchase price.

The Company has agreed to pay JD Premium a monthly payment equal to seven (7%) of all gross sales revenue generated by the JD Premium distributor organization in accordance with the asset purchase agreement, regardless of products being sold and pay five (5%) royalty on JD Premium product revenue until the earlier of the date that is fifteen (15) years from the closing date or such time as the Company has paid aggregate cash payment equal to $450,000. All payments of JD Premium distributor revenue will be applied against and reduce the maximum aggregate purchase price; however if the aggregate gross sales revenue generated by the JD Premium distributor organization, effective April 4, 2015 for a twenty-four (24) months period does not equal or exceed $500,000 then the maximum aggregate purchase price will be reduced by the difference of the $500,000 and the average annual distributor revenue; provided, however, that in no event will the maximum aggregate purchase price be reduced below $300,000.

The contingent consideration’s estimated fair value at the date of acquisition was $195,000 as determined by management using a discounted cash flow methodology. The acquisition related costs, such as legal costs and other professional fees were minimal and expensed as incurred.

The assets acquired were recorded at estimated fair values as of the date of the acquisition. The fair values of the acquired assets have not been finalized pending further information that may impact the valuation of certain assets or liabilities. The preliminary purchase price allocation for JD Premium is as follows (in thousands):

Distributor organization	$110
Customer-related intangible	85
Total purchase price	$195

The preliminary fair value of intangible assets acquired was determined through the use of a discounted cash flow methodology. The customer-related intangible and distributor organization intangible are being amortized over their estimated useful life of ten (10) years using the straight-line method which is believed to approximate the time-line within which the economic benefit of the underlying intangible asset will be realized.

The Company expects to finalize the valuation within one (1) year from the acquisition date.

Revenues related to the acquisition for the nine months ended September 30, 2015 were minimal.

The pro-forma effect assuming the business combination with JD Premium discussed above had occurred at the beginning of the current period is not presented as the information was not available.

Note 5. Intangible Assets and Goodwill

Intangible Assets

Intangible assets are comprised of distributor organizations, trademarks, customer relationships and internally developed software. The Company's acquired intangible assets, which are subject to amortization over their estimated useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value.

Intangible assets consist of the following (in thousands):

	September 30, 2015			December 31, 2014
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Distributor organizations	$11,215	$5,843	$5,372	$10,475	$5,126	$5,349
Trademarks and trade names	4,666	477	4,189	4,441	304	4,137
Customer relationships	6,820	2,546	4,274	6,400	1,932	4,468
Internally developed software	720	232	488	720	158	562
Intangible assets	$23,421	$9,098	$14,323	$22,036	$7,520	$14,516

Amortization expense related to intangible assets was approximately $560,000 and $480,000 for the three months ended September 30, 2015 and 2014, respectively. Amortization expense related to intangible assets was approximately $1,578,000 and $1,439,000 for the nine months ended September 30, 2015 and 2014, respectively.

Trade names, which do not have legal, regulatory, contractual, competitive, economic, or other factors that limit the useful lives are considered indefinite lived assets and are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Approximately $2,267,000 in trademarks from business combinations have been identified as having indefinite lives.

Goodwill

Goodwill is recorded as the excess, if any, of the aggregate fair value of consideration exchanged for an acquired business over the fair value (measured as of the acquisition date) of total net tangible and identified intangible assets acquired. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, “Intangibles — Goodwill and Other”, goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company conducts annual reviews for goodwill and indefinite-lived intangible assets in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable.

The Company first assesses qualitative factors to determine whether it is more likely than not (a likelihood of more than 50%) that goodwill is impaired. After considering the totality of events and circumstances, the Company determines whether it is more likely than not that goodwill is not impaired. If impairment is indicated, then the Company conducts the two-step impairment testing process. The first step compares the Company’s fair value to its net book value. If the fair value is less than the net book value, the second step of the test compares the implied fair value of the Company’s goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, the Company would recognize an impairment loss equal to that excess amount. The testing is generally performed at the “reporting unit” level. A reporting unit is the operating segment, or a business one level below that operating segment (referred to as a component) if discrete financial information is prepared and regularly reviewed by management at the component level. The Company has determined that its reporting units for goodwill impairment testing are the Company’s reportable segments. As such, the Company analyzed its goodwill balances separately for the commercial coffee reporting unit and the direct selling reporting unit. The goodwill balance as of September 30, 2015 and December 31, 2014 was $6,323,000. There were no triggering events indicating impairment of goodwill or intangible assets during the three and nine months ended September 30, 2015 and 2014.

Note 6. Debt

January 2015 Private Placement

On January 29, 2015, the Company completed its January 2015 Private Placement and entered into Note Purchase Agreements (the “Note” or “Notes”) with three accredited investors. The Company raised aggregate gross proceeds of $5,250,000 in the offering and sold aggregate units consisting of the Notes in the aggregate principal amount of $5,250,000 and 1,575,000 shares of our common stock, par value $0.001 per share. The Notes bear interest at a rate of eight percent (8%) per annum to be paid quarterly in arrears starting March 31, 2015, with all principal and unpaid interest due at maturity on January 5, 2016 and January 28, 2016 in accordance with the respective Notes. The Company has the right to prepay the Notes at any time at a rate equal to 100% of the then outstanding principal balance and accrued interest. The Notes rank pari passu to all other notes of the Company other than certain outstanding senior debt. The Company’s wholly-owned subsidiary, CLR, has provided collateral to secure the repayment of the Notes and has pledged the Nicaragua green coffee beans acquired with the proceeds, that are to be sold under the terms of our contracts with our customers, Sourcing and Supply Agreements, the contract rights under the letter of intent and all proceeds of the foregoing (which lien is junior to CLR’s line of credit and equipment lease but senior to all of its other obligations), all subject to the terms and conditions of a security agreement among the Company, CLR and the investors. Additionally, Stephan Wallach, the Company’s Chief Executive Officer, has also personally guaranteed the repayment of the Notes, subject to the terms of a Guaranty Agreement executed by him with the investors. With respect to the aggregate offering, the Company used one placement agent and paid a placement fee of $157,500, in addition to the payment of certain legal expenses of the placement agent, and the Company issued to the placement agent an aggregate of 875,000 shares of common stock, par value $0.001 per share.

Issuance costs related to the Notes and the common stock were approximately $170,000 and $587,000 in cash and non-cash costs, respectively, which were recorded as deferred financing costs and are included under prepaid expenses and other current assets on the condensed consolidated balance sheets and are being amortized over the term of the Notes. As of September 30, 2015 the remaining balance in deferred financing costs is approximately $189,000. The quarterly amortization of the deferred financing costs is $189,000 and is recorded as interest expense.

The net proceeds were used primarily for the purchase of green coffee to accelerate the growth of the coffee segment green coffee business. As of September 30, 2015 the principal amount of $5,250,000 remains outstanding on the Notes.

Convertible Notes Payable

Note Purchase Agreement – July 2014 Private Placement

As of September 30, 2015 and December 31, 2014, the Company had outstanding convertible notes payable of $1,108,000 and $396,000, net of unamortized discounts of $3,642,000 and $4,354,000, respectively that it issued in its July 2014 Private Placement Offering (the “July 2014 Private Placement”). The outstanding convertible notes payable (“Convertible Notes”) of the Company are secured by certain pledged Company assets, bear interest at a rate of eight percent (8%) per annum and paid quarterly in arrears with all principal and unpaid interest due at maturity between July 30, 2019 and September 9, 2019. As of September 30, 2015 the principal amount of $4,750,000 remains outstanding.

In connection with the issuance of these Convertible Notes, the Company issued warrants that require derivative liability classification in accordance with authoritative guidance ASC Topic 815, “Derivatives and Hedging.” The estimated fair value of the warrants issued in connection with the Convertible Notes totaled $4,944,000, as of September 30, 2015 and has been recorded as a derivative liability with a corresponding debt discount that will be amortized over the term of the Convertible Notes to interest expense. We revalue the derivative liability on each balance sheet date until the securities to which the derivatives liabilities relate are exercised or expire, in accordance with the Convertible Notes (see Note 7, below.)

Additionally, upon issuance of the Convertible Notes, the Company recorded the discount for the beneficial conversion feature of $1,053,000. The debt discount associated with the beneficial conversion feature is amortized to interest expense over the life of the Convertible Notes. The Company recorded approximately $712,000 of interest expense for the amortization of the debt discounts during the nine months ended September 30, 2015.

The following table summarizes information relative to the convertible note(s) outstanding (in thousands):

	September 30, 2015	December 31, 2014
Convertible notes	$4,750	$4,750
Less: detachable warrants discount	(3,697)	(3,697)
Less: conversion feature discount	(1,053)	(1,053)
Amortization of debt discounts	1,108	396
Convertible notes, net of discounts	$1,108	$396

Paid in cash issuance costs related to the Convertible Notes were approximately $490,000 and were recorded as deferred financing costs and are included in prepaid expenses and other current assets on the condensed consolidated balance sheets and are being amortized over the term of the Convertible Notes. As of September 30, 2015 and December 31, 2014 the remaining balance in deferred financing costs is approximately $376,000 and $449,000, respectively. The quarterly amortization of the deferred financing costs is approximately $25,000 and is recorded as interest expense.

Note 7. Derivative Liability

We accounted for the warrants issued in conjunction with our July 2014 Private Placement in accordance with the accounting guidance for derivatives ASC Topic 815. The accounting guidance sets forth a two-step model to be applied in determining whether a financial instrument is indexed to an entity’s own stock, which would qualify such financial instruments for a scope exception. This scope exception specifies that a contract that would otherwise meet the definition of a derivative financial instrument would not be considered as such if the contract is both (i) indexed to the entity’s own stock and (ii) classified in the stockholders’ equity section of the entity’s balance sheet. We determined the warrants related to Notes are ineligible for equity classification due to anti-dilution provisions set forth therein.

Warrants classified as derivative liabilities are recorded at their estimated fair value (see Note 8, below) at the issuance date and are revalued at each subsequent reporting date. Warrants were determined to have an estimated fair value per share and in aggregate value as of the respective dates as follows:

Closing Dates:	Issued Warrants	Estimated Total Fair Value in Aggregate $ as of September 30, 2015	Estimated Total Fair Value in Aggregate $ as of December 31, 2014

July 31, 2014 Warrants	19,966,768	$4,527,000	$3,398,000
August 14, 2014 Warrants	1,721,273	390,000	294,000
September 10, 2014 Warrants	114,752	27,000	20,000
	21,802,793	$4,944,000	$3,712,000

Increases or decreases in fair value of the derivative liability are included as a component of other income (expense) in the accompanying condensed consolidated statements of operations for the respective period. During the three months ended September 30, 2015, the liability for warrants decreased approximately $1,069,000 from the previous quarter. For the nine months ended September 30, 2015 the liability for the warrants increased approximately $1,232,000. Changes in the fair value of the warrant valuation are primarily due to the market price of $0.33 of the Company’s stock as of September 30, 2015 compared to $0.24 as of December 31, 2014.

Various factors are considered in the pricing models we use to value the warrants, including our current stock price, the remaining life of the warrants, the volatility of our stock price, and the risk free interest rate. Future changes in these factors may have a significant impact on the computed fair value of the warrant liability. As such, we expect future changes in the fair value of the warrants to continue and may vary significantly from year to year. The warrant liability and revaluations have not had a cash impact on our working capital, liquidity or business operations.

We will continue to revalue the derivative liability on each subsequent balance sheet date until the securities to which the derivative liabilities relate are exercised or expire.

The estimated fair value of the warrants were computed as of September 30, 2015 and as of December 31, 2014 using a Black-Scholes and Monte Carlo option pricing model, respectively, using the following assumptions:

	September 30, 2015	December 31, 2014
Stock price volatility	86%	90%
Risk-free interest rates	1.15%	1.65%
Annual dividend yield	0%	0%
Expected life	3.7-3.8 years	4.6-4.7 years

In addition, Management assessed the probabilities of future financing assumptions in the valuation models.

Note 8. Fair Value of Financial Instruments

Fair value measurements are performed in accordance with the guidance provided by ASC Topic 820, “Fair Value Measurements and Disclosures.” ASC Topic 820 defines fair value as the price that would be received from selling an asset, or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied.

ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the hierarchy of levels of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities, capital lease obligations and deferred revenue approximate their fair values based on their short-term nature. The carrying amount of the Company’s long term notes payable approximates its fair value based on interest rates available to the Company for similar debt instruments and similar remaining maturities.

The estimated fair value of the contingent consideration related to the Company's business combinations is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

In connection with the 2014 Private Placement, we issued warrants to purchase shares of our common stock which are accounted for as derivative liabilities (see Note 6 and 7, above.) The estimated fair value of the warrants is recorded using significant unobservable measures and other fair value inputs and is therefore classified as a Level 3 financial instrument.

We used Level 3 inputs for the valuation methodology of the derivative liabilities. Our derivative liabilities are adjusted to reflect estimated fair value at each period end, with any decrease or increase in the estimated fair value being recorded in other income or expense accordingly, as adjustments to the fair value of the derivative liabilities.

The following table details the fair value measurement within the three levels of the value hierarchy of the Company’s financial instruments, which includes the Level 3 liabilities (in thousands):

	Fair Value at September 30, 2015
	Total	Level 1	Level 2	Level 3
Liabilities:
Contingent acquisition debt, current portion	$2,681	$-	$-	$2,681
Contingent acquisition debt, less current portion	6,370	-	-	6,370
Warrant derivative liability	4,944	-	-	4,494
Total liabilities	$13,995	$-	$-	$13,995

	Fair Value at December 31, 2014
	Total	Level 1	Level 2	Level 3
Liabilities:
Contingent acquisition debt, current portion	$2,765	$-	$-	$2,765
Contingent acquisition debt, less current portion	7,707	-	-	7,707
Warrant derivative liability	3,712	-	-	3,712
Total liabilities	$14,184	$-	$-	$14,184

The fair value of the contingent acquisition liabilities are evaluated each reporting period using projected revenues, discount rates, and projected timing of revenues. Projected contingent payment amounts are discounted back to the current period using a discount rate. Projected revenues are based on the Company’s most recent internal operational budgets and long-range strategic plans. In some cases, there is no maximum amount of contingent consideration that can be earned by the sellers. Increases in projected revenues will result in higher fair value measurements. Increases in discount rates and the time to payment will result in lower fair value measurements. Increases (decreases) in any of those inputs in isolation may result in a significantly lower (higher) fair value measurement. During the three and nine months ended September 30, 2015, the Company recorded an increase of approximately $120,000 to the fair value of contingent acquisition liabilities. During the three and nine months ended September 30, 2014, the net adjustment to the fair value of the contingent acquisition debt was a decrease of approximately $429,000 to the fair value of contingent acquisition liabilities.

Note 9. Stockholders’ Equity

The Company’s Articles of Incorporation, as amended, authorize the issuance of two classes of stock to be designated “Common Stock” and “Preferred Stock”.

Convertible Preferred Stock

The Company had 161,135 shares of Series A Convertible Preferred Stock ("Series A Preferred") outstanding as of September 30, 2015 and December 31, 2014, and accrued dividends of approximately $96,000 and $86,000, respectively. The holders of the Series A Preferred Stock are entitled to receive a cumulative dividend at a rate of 8.0% per year, payable annually either in cash or shares of the Company's Common Stock at the Company's election. Shares of Common Stock paid as accrued dividends are valued at $0.50 per share. Each share of Series A Preferred is convertible into two shares of the Company's Common Stock. The holders of Series A Preferred are entitled to receive payments upon liquidation, dissolution or winding up of the Company before any amount is paid to the holders of Common Stock. The holders of Series A Preferred shall have no voting rights, except as required by law.

Common Stock

The Company had 392,631,528 common shares outstanding as of September 30, 2015. The holders of Common Stock are entitled to one vote per share on matters brought before the shareholders.

As of September 30, 2015, warrants to purchase 29,079,559 shares of Common Stock at prices ranging from $0.10 to $0.50 were outstanding, exercisable and expire at various dates through August 2019, and have a weighted average remaining term of approximately 3.29 years as of September 30, 2015.

Warrant Modification Agreements

During the three months ended September 30, 2015 the Company entered into agreements which extend the life of 2,418,750 warrants by two years after certain conditions were met. The warrants are exercisable into the Company’s common stock.

The Company recorded a warrant modification expense, as a result of the extension of the expiration dates of approximately $253,000, which is included in general and administrative expense. The expense was calculated using the Black-Scholes valuation method and using a risk-free rate of 0.67%, stock price of $0.31, exercise prices ranging from $0.30 to $0.40, expected life of 2.0 years and stock price volatility of 67.8%.

Repurchase of Common Stock

On December 11, 2012, the Company authorized a share repurchase program to repurchase up to 15 million of the Company's issued and outstanding common shares from time to time on the open market or via private transactions through block trades. Under this program, for the nine months ended September 30, 2015, the Company repurchased a total of 1,199,709 shares at a weighted-average cost of $0.31. A total of 3,661,659 shares have been repurchased to-date at a weighted-average cost of $0.26. The remaining number of shares authorized for repurchase under the plan as of September 30, 2015 is 11,338,341.

Stock Options

On May 16, 2012, the Company established the 2012 Stock Option Plan (“Plan”) authorizing the granting of options for up to 40,000,000 shares of Common Stock. The purpose of the Plan is to promote the long-term growth and profitability of the Company by (i) providing key people and consultants with incentives to improve stockholder value and to contribute to the growth and financial success of the Company and (ii) enabling the Company to attract, retain and reward the best available persons for positions of substantial responsibility. The Plan permits the granting of stock options, including non-qualified stock options and incentive stock options qualifying under Section 422 of the Code, in any combination (collectively, “Options”). At September 30, 2015, the Company had 11,469,425 shares of Common Stock available for issuance under the Plan.

A summary of the Plan Options for the nine months ended September 30, 2015 is presented in the following table:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding December 31, 2014	28,918,500	$0.21	$786
Granted	917,500	0.31
Canceled/expired	(1,344,675)	0.22
Exercised	(273,675)	0.21	-
Outstanding September 30, 2015	28,217,650	$0.22	$3,199
Exercisable September 30, 2015	17,070,450	$0.23	$1,785

The weighted-average fair value per share of the granted options for the nine months ended September 30, 2015 and 2014 was approximately $0.15 and $0.16, respectively.

Stock based compensation expense included in the condensed consolidated statements of operations was $161,000 and $141,000 for the three months ended September 30, 2015 and 2014, respectively, compared to $436,000 and $388,000 for the nine months ended September 30, 2015 and 2014, respectively.

As of September 30, 2015, there was approximately $1,568,000 of total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the Plan. The expense is expected to be recognized over a weighted-average period of 4.54 years.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of stock option grants. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Expected volatility is calculated based on the historical volatility of the Company’s stock price over the expected term of the option. The expected life is based on the contractual life of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of the grant.

Advisory agreements

PCG Advisory Group. On September 1, 2015, the Company entered into an agreement with PCG Advisory Group (“PCG”), pursuant to which PCG agreed to provide investor relations services for six (6) months in exchange for fees paid in cash of $6,000 per month and 100,000 shares of restricted common stock issued in accordance with the agreement. In connection with this agreement, the Company has accrued for the estimated per share value of issuance at $0.32 per share, the price of Company’s common stock at September 1, 2015 for a total of $32,000 due to PCG. The fair values of the shares was recorded as prepaid advisory fees and are included in prepaid expenses and other current assets on the Company’s balance sheet and will be amortized on a pro-rate basis over the term of the contract.

During the three and nine months ended September 30, 2015, we recorded expense of approximately $5,000, in connection with amortization of the stock issuance. As of September 30, 2015, the total remaining balance of the prepaid investor relation services is approximately $27,000.

Shares Issued in Private Placement

On January 29, 2015, we completed our January 2015 Private Placement pursuant to which we entered into Notes Payable Agreements (see Note 6, above) and issued 2,450,000 shares of our common stock. The shares of common stock issued under the January 2015 Private Placement were offered and issued without registration under the Securities Act of 1933, as amended, (the “1933 Act”). The securities may not be sold, transferred or assigned in the absence of an effective registration statement for the securities under the 1933 Act, or an opinion of counsel, in form, substance and scope customary for opinions of counsel in comparable transaction, that registration in required under the 1933 Act or unless sold pursuant to Rule 144 under the 1933 Act.

Note 10. Segment and Geographical Information

The Company offers a wide variety of products to support a healthy lifestyle including; Nutritional Supplements, Sports and Energy Drinks, Health and Wellness, Weight Loss, Gourmet Coffee, Skincare and Cosmetics, Lifestyle Services, digital products including Scrap books and Memory books, Packaged Foods, Pharmacy Discount Cards, and Clothing and Jewelry line. The Company’s business is classified by management into two reportable segments: direct selling and commercial coffee.

The Company’s segments reflect the manner in which the business is managed and how the Company allocates resources and assesses performance. The Company’s chief operating decision maker is the Chief Executive Officer. The Company’s chief operating decision maker evaluates segment performance primarily based on revenue and segment operating income. The principal measures and factors the Company considered in determining the number of reportable segments were revenue, gross margin percentage, sales channel, customer type and competitive risks. In addition, each reporting segment has similar products and customers, similar methods of marketing and distribution and a similar regulatory environment.

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies. Segment revenue excludes intercompany revenue eliminated in the consolidation. The following tables present certain financial information for each segment (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues
Direct selling	$37,056	$31,275	$103,206	$84,063
Commercial coffee	4,270	6,344	13,670	12,677
Total revenues	$41,326	$37,619	$116,876	$96,740
Gross profit
Direct selling	$25,395	$20,899	$69,872	$55,674
Commercial coffee	(362)	79	(748)	82
Total gross margin	$25,033	$20,978	$69,124	$55,756
Net income (loss)
Direct selling	$986	$668	$3,329	$2,740
Commercial coffee	(570)	(483)	(3,690)	(1,584)
Total net income (loss)	$416	$185	$(361)	$1,156
Capital expenditures
Direct selling	$477	$344	$1,326	$680
Commercial coffee	302	528	1,556	4,806
Total capital expenditures	$779	$872	$2,882	$5,486

	As of
	September 30, 2015	December 31, 2014
Total assets
Direct selling	$40,354	$36,149
Commercial coffee	22,821	19,583
Total assets	$63,175	$55,732

Total tangible assets, net located outside the United States are approximately $4.6 million as of September 30, 2015. For the year ended December 31, 2014, total assets, net located outside the United States were approximately $4.2 million.

The Company conducts its operations primarily in the United States. The Company also sells its products in 70 different countries. The following table displays revenues attributable to the geographic location of the customer (in thousands):

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2014	2015	2014
Revenues
United States	$38,351	$35,296	$108,306	$90,927
International	2,975	2,323	8,570	5,813
Total revenues	$41,326	$37,619	$116,876	$96,740

Note 11. Subsequent Events

October 2015 Private Placement

The Company is in the process of completing its third and final closing related to its October 2015 Private Placement and has entered into Note Purchase Agreements (the “Note” or “Notes”) with three (3) accredited investors. The Company offered for sale as units up to a maximum of $10,000,000 principal amount of Notes convertible at the initial conversion price of $0.35 into 28,571,428 shares of the Company’s common stock and 13,333,334 warrants. The Company raised cash proceeds of $3,187,500 in the offering and converted $4,000,000 of debt from the January 2015 Private Placement to this offering and sold aggregate units consisting of the Notes in the aggregate principal amount of $7,187,500, convertible into 20,535,714 shares of common stock, par value $0.001 per share, at a conversion price of $0.35 per share, subject to adjustment as provided therein; and Series C Warrants exercisable to purchase 9,583,333 shares of the Company’s common stock at a price per share of $0.45.

The Offering terminated on October 30, 2015. The Company intends to invest the net offering proceeds in its wholly owned subsidiary, CLR Roasters, LLC (“CLR”), to fund working capital for its Nicaragua plantation and for the purchase of green coffee to accelerate the growth on its newly formed green coffee division. For twelve (12) months following the Closing, the investors have the right to participate in any future equity financings by the Company up to their pro rata share of the maximum offering amount in the aggregate.

The Notes bear interest at a rate of eight percent (8%) per annum. The Company has the right to prepay the Notes at any time after the one year anniversary date of the issuance of the Notes at a rate equal to 110% of the then outstanding principal balance and accrued interest. The Notes rank senior to all debt of the Company other than certain debt owed to Wells Fargo Bank, Crestmark Bank, the investors in the Company's prior private placements, a mortgage on property, and any refinancing’s thereof. The Company and CLR, have provided collateral to secure the repayment of the Notes and have pledged their assets (which liens are junior to CLR’s line of credit and equipment lease and junior to the rights of note holders in the Company’s prior financings but senior to all of their other obligations), all subject to the terms and conditions of a security agreement among the Company, CLR and the investors. Stephan Wallach, the Company’s Chief Executive Officer, has also personally guaranteed the repayment of the Notes, subject to the terms of a Guaranty executed by him with the investors. In addition, Mr. Wallach has agreed not to sell, transfer or pledge the 30 million shares of the common stock that are currently pledged as collateral to a previous financing so long as his personal guaranty is in effect.

The Warrants contain cashless exercise provisions in the event a registration statement registering the common stock underlying the Warrants has not been declared effective by the Securities and Exchange Commission (the “SEC”) by specified dates and customary anti-dilution protection and registration rights. The Warrants expire sixty (60) months from the date of the closing and have an initial exercise price of $0.45 per share. Each warrant is exercisable for .60 of one (1) share of Common Stock, which resulted in the issuance of Series C Warrants exercisable to purchase 9,583,333 shares of common stock.

Resignation of William Andreoli

On October 28, 2015, William Andreoli, President of Youngevity International, Inc. resigned. On October 30, 2015, David Briskie, the Chief Financial Officer of the Company, was appointed to serve as the President of the Company. (For additional information, see Form 8-K filed by the Company on November 3, 2015).

33,130,951 SHARES OF COMMON STOCK

PROSPECTUS

February 12, 2016

Neither we nor the Selling Stockholders have authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is current as of the date of this prospectus. You should not assume that this prospectus is accurate as of any other date.